Exhibit 99.1

Barrick Gold Corporation Annual Report 2017 A Company of Owners

The photos in this Annual Report were taken by our people as part of Barrick’s annual Employee Photo Competition. We initiated the contest in 2005 and our archive now boasts tens of thousands of photos created by our employees who, like you, are fellow Barrick owners. They are proud of their achievements and the Company’s contributions to the communities in which they work and live. Contents Message from the Executive Chairman 4 Message from the President 7 Board of Directors 14 Corporate Governance and Committees of the Board 15 Executive Officers and Advisory Boards 16 Partners 17 Management’s Discussion and Analysis 18 Mineral Reserves and Resources 90 Financial Statements 102 Notes to Financial Statements 107 Shareholder Information 176 On the cover, from left to right: The Analytics and Unified Operations (AuOps) Center in Elko, Nevada processes vast quantities of data from sensors, equipment, and digital tools, enabling data-driven decisions in real or near-real time. Mariah McCormick, a geological engineer at Cortez, does her best imitation of iconic World War II poster, Rosie the Riveter. Photographer Nicholas Vetz won the grand prize in 2017 for this photo. Roadheaders at Cortez are cutting more precise declines compared to drilling and blasting, and represent a shift towards continuous mining.

# Our Portfolio

is now primarily focused on high-margin, long-life gold operations and projects clustered in core districts throughout the Americas, supporting a sustainable long-term production profile with significant optionality and upside. We continue to advance a pipeline of high-confidence brownfield projects at or near our existing operations with the potential to contribute more than one million ounces of annual production to Barrick, with initial contributions beginning in 2021. Our portfolio also contains a number of the world's largest undeveloped greenfield gold deposits, providing further optionality and leverage to gold prices.

| | As at December 31, 2017 | Production (000s ozs) | Cost of Sales ($/oz) | AISC[†,1] ($/oz) | Proven and Probable Mineral Reserves[†,6] Tonnes (000s) | Grade (gm/t) | Contained (000s ozs) |
|---|---|---|---|---|---|---|---|
| 1 | Barrick Nevada[††] | 2,312 | 792 | 624 | 245,207 | 2.58 | 20,351 |
| 2 | Pueblo Viejo (60%) | 650 | 699 | 525 | 81,359 | 2.76 | 7,224 |
| 3 | Lagunas Norte | 387 | 617 | 483 | 55,430 | 2.25 | 4,005 |
| 4 | Veladero (50%) | 432 | 897 | 987 | 113,914 | 0.77 | 2,816 |
| 5 | Turquoise Ridge (75%) | 211 | 715 | 733 | 11,771 | 15.53 | 5,878 |
| 6 | Porgera (47.5%) | 235 | 944 | 993 | 13,255 | 4.78 | 2,038 |
| 7 | Kalgoorlie (50%) | 368 | 806 | 729 | 99,060 | 1.21 | 3,858 |
| 8 | Acacia (63.9%) | 491 | 791 | 875 | 38,614 | 3.83 | 4,758 |
| 9 | Hemlo | 196 | 986 | 1,092 | 24,928 | 2.21 | 1,774 |
| 10 | Golden Sunlight | 41 | 1,334 | 1,329 | 452 | 2.06 | 30 |
| | Other | | | | 610,639 | 0.60 | 11,712 |
| | **Total Barrick** | **5,323** | **794** | **750** | **1,294,629** | **1.55** | **64,444** |

† Please see page 88 of the 2017 Financial Report for corresponding endnotes.
†† Reserves include Cortez, Goldstrike, Goldrush and our 60% share of South Arturo.



7
6
8
10
5
1
9
2
3
4

**Copper Mines:**
Jabal Sayid JV, Saudi Arabia
Lumwana, Zambia
Zaldívar JV, Chile

Our Vision is the generation of wealth through responsible mining – wealth for our owners, our people, and the countries and communities with which we partner. We aim to be the leading mining company focused on gold, growing our cash flow per share by developing and operating high-quality assets through disciplined allocation of human and financial capital and operational excellence. Our People are constantly striving to achieve sustained excellence – working together as partners with a vested interest in our success. It is, by definition, an elusive goal, because we are never satisfied. We are constantly evolving and challenging assumptions. Kelvin Dushnisky, President Our Priorities executed in 2017 Focus on Free Cash flow See more on page 8 Disciplined Investment See more on page 9 Strengthen the Balance Sheet See more on page 11 Operational Excellence See more on page 12 Talent Development See more on page 13 Barrick Gold Corporation | Annual Report 2017 1

# Financial Highlights

**Gold Production**
(million ounces)


6.2
6.1
5.5
5.3
2014
2015
2016
2017

**Cost of Sales**
($/oz)


842
859
798
794
2014
2015
2016
2017

**AISC[1]**
($/oz)


864
831
730
750
2014
2015
2016
2017

**Total Debt**
($ billions)


13.1
10.0
7.9
6.4
2014
2015
2016
2017

**Net Earnings**
($ billions)


-2.9
-2.8
0.7
1.4
2014
2015
2016
2017

**Adjusted EBITDA[1]**
($ billions)


3.8
3.2
3.8
4.0
2014
2015
2016
2017

**Attributed Capital Expenditures** ($ billions)


2.2
1.5
1.1
1.4
2014
2015
2016
2017

**Operating Cash Flow**
($ billions)


2.3
2.8[2]
2.6
2.1
2014
2015
2016
2017

**Free Cash Flow[1]**
($ billions)


-0.1
1.1[2]
1.5
0.67
2014
2015
2016
2017

**Copper Production**
(million pounds)


436
511
415
413
2014
2015
2016
2017

**Cost of Sales**
($/lb)


2.19
1.65
1.41
1.77
2014
2015
2016
2017

**AISC[1]**
($/lb)


2.79
2.33
2.05
2.34
2014
2015
2016
2017

2 Barrick Gold Corporation | Annual Report 2017

| (In millions of US dollars, except per share data) | | 2017 | | 2016 | | 2015 |
|---|---|---|---|---|---|---|
| (Based on IFRS) | | | | | | |
| Revenues | $ | **8,374** | $ | 8,558 | $ | 9,029 |
| Net earnings (loss) | | **1,438** | | 655 | | (2,838) |
| per share | | **1.23** | | 0.56 | | (2.44) |
| Adjusted net earnings[1] | | **876** | | 818 | | 344 |
| per share[1] | | **0.75** | | 0.70 | | 0.30 |
| Operating cash flow | | **2,065** | | 2,640 | | 2,794[2] |
| Free cash flow[1] | | **669** | | 1,514 | | 1,081[2] |
| EBITDA[1] | | **5,018** | | 4,077 | | (710) |
| Adjusted EBITDA[1] | | **4,017** | | 4,021 | | 3,334 |
| Cash and equivalents | | **2,234** | | 2,389 | | 2,455 |
| Dividends paid per share | | **0.12** | | 0.08 | | 0.14 |
| Annualized dividend per share[3] | | **0.12** | | 0.08 | | 0.08 |
| Gold production (000s oz) | | **5,323** | | 5,517 | | 6,117 |
| Average spot gold price per ounce | $ | **1,257** | $ | 1,251 | $ | 1,160 |
| Average realized gold price per ounce[1] | $ | **1,258** | $ | 1,248 | $ | 1,157 |
| Cost of sales per ounce | $ | **794** | $ | 798 | $ | 859 |
| All-in sustaining costs per ounce[1] | $ | **750** | $ | 730 | $ | 831 |
| Copper production (Mlbs) | | **413** | | 415 | | 511 |
| Average spot copper price per pound | $ | **2.80** | $ | 2.21 | $ | 2.49 |
| Average realized copper price per pound | $ | **2.95** | $ | 2.29 | $ | 2.37 |
| Cost of sales per pound | $ | **1.77** | $ | 1.41 | $ | 1.65 |
| All-in sustaining costs per pound[1] | $ | **2.34** | $ | 2.05 | $ | 2.33 |

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information please see pages 73–87 of the 2017 Financial Report.
2. 2015 Operating Cash Flow and Free Cash Flow included $610 million in proceeds related to the Pueblo Viejo streaming transaction.
3. Calculation based on annualizing the last dividend paid in the respective year.

Barrick Gold Corporation | Annual Report 2017 3

MESSAGE FROM THE EXECUTIVE CHAIRMAN The currents of the twenty-first century are shaped by certain distinctive features: profound interdependence, increasing complexity, and an ever-accelerating rate of change. John L. Thornton Executive Chairman In such a world, seeing every situation as zero-sum is a failed strategy. Businesses and business leaders who pursue self-interest to the exclusion of all else may fool markets in the short term, but in the long run they will have built nothing because their efforts will be unsustainable. Mining is a case study: it requires decades-long collaboration among businesses, governments, non-profits, and local communities to succeed. Without genuine concern for one another’s interests and points of view, the activity is unsustainable. That is why trust and partnership are at the core of our business. By partnering with host governments, communities, indigenous peoples, NGOs, regulators, and other distinctive companies who share our values, we can create sustainable prosperity for all. We work tirelessly to build and maintain trust with our partners, and the currency of that trust is transparency: we tell you what we are going to do, and then we tell you whether or not we did it. Last year, by and large we did what we told you we would: we generated free cash flow, reduced debt, maintained strict capital discipline, remained obsessed with talent, advanced our digital transformation, and created distinctive new partnerships. Of course, like you, we are not satisfied. In the end execution is everything. There are three fundamental elements of execution for our business that are non-negotiable at all times and under all circumstances: reliability, operational excellence, and disciplined investment. As a gold company we must be, first and foremost, reliable and safe. We must have world-class people executing on the ground so that, at a bare minimum, there are no bad mistakes. It must be like breathing. Second, operational excellence. The difference between being very good and excellent is small— but it is also the whole thing. Each leader must know what true excellence is and must pursue it relentlessly, every single day. Leading us in this area will be Greg Walker, whom we have elevated to the role of Senior Vice President, Operational and Technical Excellence. Since joining Barrick in 2003, Greg has led some of our most complex operations, including Porgera and Pueblo Viejo. He has a track record of delivering tangible results when it comes to business improvement, and his appointment reflects our increased emphasis on operational excellence. Barrick Gold Corporation | Annual Report 2017 4

He will take over responsibility for Barrick’s operations from Richard Williams, who has ably led the reinvigoration of our decentralized operating model, among other achievements. We have asked Richard to take on a new role focused exclusively on resolving outstanding issues in Tanzania. This is a matter of strategic importance to us, requiring Richard’s attention full time. Third, disciplined investment. In 1989, Warren Buffett looked back on his first twenty-five years of investing in many different businesses, and he asked himself what he had found most surprising. He described what he called the “institutional imperative”—by which he meant two things. One: “The behavior of peer companies, whether they are expanding, acquiring, setting executive compensation or whatever, will be mindlessly imitated.” And two: “Just as work expands to fill available time, corporate projects or acquisitions will materialize to soak up available funds.” In mining, we know empirically from history, when times are good, companies overpay for mediocre assets or invest in projects with low returns. At Barrick, this will not happen. We are putting in place the discipline to make certain of it. We have set clear capital allocation criteria and overhauled our entire capital allocation process. Most important, we have appointed Mark Hill as our Chief Investment Officer. Mark is unique in the industry: after growing up at Barrick, he left to become a private equity investor investing in mining. He knows mining, and he knows true investing. The decision to create a CIO and to appoint Mark is significant. It tells you that we are going to allocate capital the way a true CIO does. Mark is going down to an unprecedented level of granularity in examining both our growth capital and our sustaining capital. He is applying extreme rigor to all requests for capital—often to the loud disappointment of our General Managers who are asking for it. And he is also, in effect, educating those General Managers on how to conceive of projects that are economically interesting. We apply that same level of discipline to acquisitions. Anything we buy must add material value for our shareholders. As we have said many times now, our goal is to grow free cash flow per share, not ounces for their own sake. We examined a number of external opportunities over the last year, and we passed on all of them. We simply will not yield to the pressure to “just find something” in order to “grow.” In addition to those three core elements of execution, there are two more priorities that are of particular importance in this century: one is the requirement to have a distinctive relationship with China, and the other is the need to be state-of-the-art technologically. Nothing will be more important to this century’s economics and geopolitics than China, where success depends on deep engagement with governments and other partners. In a capital-intensive industry, having a preferred relationship with China and its best companies brings new sources of investment, technical expertise, and geopolitical standing that has unique value in mitigating sovereign and financial risks in our business. On the heels of the partnership we created with Zijin Mining Group in 2015, the strategic partnership we created this past year with Shandong Gold Group moves us even further down that path, and we will deepen this distinctive dimension to our business in the future. Technology, in particular digital transformation, holds enormous promise for our industry: it can improve the safety of our workers, lower costs, increase productivity and enhance transparency with partners. Mining is well behind Barrick Gold Corporation | Annual Report 2017 5

MESSAGE FROM THE EXECUTIVE CHAIRMAN other industries in this area, and it will take time to catch up. At our Cortez mine, our pilot projects have already increased productivity and reduced costs. As we scale up these successful efforts, the economic benefits should continue to improve. There will be fits and starts. As we know, innovation is not a straight line—just as we also know that those who venture nothing, gain nothing. We believe in the benefits; that does not, however, reduce the scrutiny under which these investments are made. If we do not see the results, we will not continue spending. Over the past three years, we have made progress on all five of these fronts. We have much more to do. In every one of these areas there are examples where we either failed to deliver to the standard required or have yet to do so. Acacia and Veladero are the glaring instances of the former; the conundrum of growth is the best example of the latter. It is tempting to look back and see 2016 as a year in which we seemed to be executing on all of the above and 2017 as almost the reverse. The truth is we were neither that good nor that bad. We made good progress in both years, but we are nowhere near where we want to be and where we know we can and will be. If we were an athlete, we would say we were in better shape but not yet headed to the Olympics, much less winning any medals. On behalf of you, our fellow owners, we are working tirelessly to build a distinctive, leading twenty-first century company. We know we will get there. John L. Thornton Executive Chairman There are three fundamental elements of execution for our business that are non-negotiable at all times and under all circumstances: reliability, operational excellence, and disciplined investment. Barrick Gold Corporation | Annual Report 2017 6

MESSAGE FROM THE PRESIDENT restricted the addition of new cyanide to the leach pad until corrective actions were completed. These works—including the construction of an additional containment barrier in the heap leach area and the relocation and upgrading of piping systems—were completed and the mining authority lifted the suspension in June following inspection of all corrective actions. Still, the incident damaged our credibility in Argentina. We fully understand that to fulfill our vision of generating wealth through responsible mining for our stakeholders, we must do everything possible to reduce the risk of such an incident happening again. Together with Shandong, our new joint venture partner at Veladero, we are committed to improving our operational performance and regaining the trust and confidence of our host community and government partners. We are already seeing progress in this important context. In Tanzania, the national government banned concentrate exports, including those by Acacia, and levied a multi-billion-dollar tax claim against Acacia, a publicly traded company operated independently of Barrick but in which Barrick holds a 63.9 percent interest. Barrick subsequently entered into discussions with the Government of Tanzania to develop a proposal for a mutually beneficial resolution. In October, Barrick announced an agreement on a proposed framework for a new partnership between Acacia and the Tanzanian government, whereby economic benefits generated by Acacia’s Bulyanhulu, Buzwagi and North Mara mines would be shared with Tanzania on a 50-50 basis. Barrick is engaging with the Tanzanian government on the proposed framework, which will be subject to review and approval by Acacia. Kelvin Dushnisky President In 2017, we continued to strengthen our balance sheet while advancing organic projects. key We partnered with peer companies, most notably Shandong Gold Group, and invested in a number of exploration companies with promising projects. We advanced our digital transformation, introducing applications that are helping to improve the speed, safety, and efficiency with which we mine. We also refined our approach to sustainability in ways that we believe will help strengthen our social license to operate. While we made progress on our strategic priorities last year, we also faced challenges, most notably at our Veladero mine in Argentina and at Acacia Mining plc in Tanzania. In March, a pipe carrying process solution on the heap leach pad at Veladero ruptured. Although the solution was contained within the operating site, this was the third environmental incident at the mine in eighteen months. The Government of San Juan province temporarily Barrick Gold Corporation | Annual Report 2017 7

Focus on Free Cash Flow and Adjusted EPS1 of $0.75 Earnings Per Share of $1.23 Q Operating Cash Flow of $2,065M and Free Cash Flow1 of $669M Q Despite these challenges, we remained focused on executing against five key priorities last year: the Goldrush project in Nevada; and the Lagunas Norte mine life extension in Peru. These projects are advancing on schedule and on budget and they have the potential to contribute more than one million low-cost ounces of production with initial contributions beginning in 2021. At Turquoise Ridge, permits for the construction of a third shaft are in hand. Surface works and shaft sinking are expected to take place in 2018 and 2019, followed by equipping of the shaft in 2020 and 2021, with initial production from the new shaft expected to begin in 2022, and sustained production expected to begin in 2023. Permitting for the Cortez Deep South project was initiated in 2016 with the submission of an amendment to the current Mine Plan of Operations to the Bureau of Land Management, and is expected to take approximately three to four years, including the preparation of an Environmental Impact Statement. A record of decision is expected in the second half of 2019, followed by two years of construction, with initial production from Deep South in 2022. Focus on Free Cash Flow Disciplined Investment Strengthen the Balance Sheet Operational Excellence Talent Development Q Q Q Q Q We produced 5.32 million ounces of gold at cost of sales applicable to gold of $794 per ounce and all-in sustaining costs1 of $750 per ounce in 2017. We also generated $2.07 billion in operating cash flow and $669 million of free cash flow1. Strong operating cash flow allowed us to increase reinvestment back into the business. We did so in a disciplined way, focusing on our pipeline of low-risk, high-quality organic projects. These projects are located at or near our core operations in the Americas, areas where we have extensive expertise, experience, relationships, and infrastructure. The projects include: the Turquoise Ridge underground expansion in Nevada; the Cortez Deep South project in Nevada; Barrick Gold Corporation | Annual Report 2017 8

MESSAGE FROM THE PRESIDENT Disciplined Investment projects continued to advance Four organic low-risk brownfield Q Added 7.9 million ounces of gold reserves through successful exploration Q exploration drilling, as well as the conversion of existing resources to reserves. The exploration declines are permitted and can be converted into production declines in the future. At Lagunas Norte, we are advancing a phased approach to extending the life of the mine. The first component of the project would involve the construction of a grinding and carbon-in-leach processing circuit that would treat remaining carbonaceous oxide material at Lagunas Norte. Environmental permits for these facilities are already in hand while construction permits are pending. We expect to complete detailed engineering in 2018 and 2019. If approved, construction and commissioning are anticipated to take place in 2019 and 2020, with initial production expected in 2021. In addition to these projects, we continue to evaluate a block cave underground operation at Pascua-Lama. The project would utilize the existing process plant and tailings facility on the Argentinean side of the border, construction of which is already well advanced. A switch to underground mining would address a number of Goldrush is one of the largest and most exciting new discoveries in the past decade. Located just a few kilometers from Cortez, decline construction, detailed engineering, and permitting (Environmental Impact Statement) are expected to take place between 2018 and 2020, with construction and initial production expected between 2021 and 2022, and sustained production expected from 2023. The first phase of the project involves the construction of an exploration twin decline to provide access to the orebody at depth, which will enable further Barrick Gold Corporation | Annual Report 2017 9

MESSAGE FROM THE PRESIDENT community concerns by significantly reducing the overall environmental footprint of the project, as compared to an open pit operation. That said, we would only proceed if we have a high degree of confidence that the project meets our investment criteria, which it presently does not. Our portfolio also includes 50 percent of the Donlin Gold project in Alaska—one of the largest undeveloped gold deposits in the world. Drilling results for 2017 were encouraging with high-grade mineralization in multiple areas. Permitting activities continue to advance on schedule with a Record of Decision from the U.S. Army Corps of Engineers expected in the second half of 2018. We will continue to work with NOVAGOLD, our joint venture partner, on strategies to further optimize the project. In recent years, we have entered into several joint ventures with our peers, including our strategic partnership with Shandong. While the market understandably focused on the sale of a 50 percent interest in Veladero to Shandong, that was just one of three elements of the Strategic Cooperation Agreement. Under the Agreement, Barrick and Shandong also formed a working group to study a potential partnership for the development of Pascua-Lama, and we will work together to evaluate additional investment opportunities on the highly prospective El Indio Belt on the Argentinean-Chilean border. Shandong has great mining and technical expertise, as well as access to capital and a very progressive approach to operations. Both of our companies had high expectations from the outset and I’m pleased to report that our relationship is developing even better than we had anticipated. We have also created a joint venture with Goldcorp at the Norte Abierto project in Chile (consisting of the Cerro Casale, Caspiche and Luciano deposits). The agreement will bring a fresh perspective to this project and potentially expedite its development. Partnering with our peers brings several important advantages. It allows us to unlock value that might otherwise go unrealized. It drives fresh thinking and innovation that will help advance projects in cost-effective ways. And it allows us to strengthen our balance sheet while retaining optionality in important projects such as Norte Abierto. 10 Barrick Gold Corporation | Annual Report 2017

Strengthen the Balance Sheet Repaid $1.5B of debt in 2017 Liquidity improved – less than $100M2 of debt due before 2020 Reduce total debt to around $5B by end of 2018 Q Q Q We have also recently partnered with a number of exploration companies with promising greenfield opportunities in the Americas. These include Osisko Mining on the Kan project in Quebec, Reunion Gold, which has three projects in French Guiana and another in Guyana, Premier Gold on the McCoy-Cove project in Nevada, and ATAC Resources on the Orion project in the Yukon. ATAC, to highlight one of these opportunities, holds a 100 percent interest in the only known Carlin-type gold district in Canada. Barrick has had great experience in Nevada with Carlin-type deposits, including at Goldstrike, Cortez, Turquoise Ridge, and more recently at Goldrush. Our expertise in these systems coupled with ATAC’s expertise and experience in the Yukon made this opportunity very attractive. We’re excited about the potential for this project, and for all our exploration partnerships. We continued to make solid progress on strengthening our balance sheet, lowering our total debt by $1.51 billion in 2017. That exceeded our target of $1.45 billion and brought our total debt down to $6.4 billion. Since the end of 2014, we’ve reduced total debt by $6.7 billion, or 51 percent. Our goal remains to reduce our total debt to about $5 billion by the end of 2018. Our liquidity position has improved markedly, with less than $100 million2 of debt due before 2020 and the majority due after 2032. We ended the year with $2.2 billion in cash3 and a fully undrawn $4 billion credit facility. At the end of 2017, we had proven and probable gold reserves of 64.4 million ounces6 at a strong average grade of 1.55 grams per tonne. That compares to 86.0 million and 1.33 grams per tonne, respectively, at the end of 2016. The decline in ounces primarily reflects the reclassification of Pascua-Lama reserves to resources. Largely through increased investment in mine exploration drilling, we added 7.9 million ounces of gold reserves last year, more than replacing the 6.2 million ounces depleted through production. While we have outstanding core assets and reserves, our most valuable asset is our people. Like you, our employees are our owners, from the head office to the rock face. This year, we issued our third grant of common shares since the launch of our Global Employee Share Plan in Barrick Gold Corporation | Annual Report 2017 11

MESSAGE FROM THE PRESIDENT Operational Excellence produced at a Cost of Sales of $794/oz and AISC1 of $750/oz 5.32 million ounces of gold Q Pilot phase of digital transformation in Nevada Q late 2016. All told, our employees now own more than 1.5 million shares of the Company as a result of our Employee Share Plan. Working together as partners with a vested interest in our success, our people are constantly striving to achieve sustained excellence. It is, by definition, an elusive goal, because we are never satisfied. We are constantly evolving and challenging our assumptions. One way we are working to raise the bar is through our digital transformation. Using a combination of existing technologies such as autonomous underground equipment, together with custom-tailored solutions developed at our Code Mine hub in Elko, Nevada, we are infusing digital technology across our Barrick Nevada operation. Our goal for these digital applications—improved short interval control, better predictive maintenance planning and execution programs, as well as the creation of an advanced data analytics center, to name a few—is to enable our people to unlock their full potential through real-time, data-driven decisions. We are pleased with the progress so far and look forward to deploying digital solutions across the business. Our efforts to continuously improve extend to every area of the business. Last year, we introduced a new sustainability vision that calls on us to partner with our host communities to transform their natural resources into long-term mutual prosperity. The vision deliberately challenges preconceived ideas about mining, namely, that we only extract value. We feel differently and believe that by working collaboratively and transparently with our partners, we can add value and create prosperity. In so doing, we put ourselves in a much better position to earn the trust and good will of our partners and strengthen our license to operate. We achieved the lowest safety incident record in our history last year with a total reportable injury frequency rate5 of 0.35. However, that was slightly above our target of 0.32 and marred by the tragic deaths of Eulogio Gutierrez and Williams Garrido. Eulogio died after being struck by a piece of mobile equipment in the underground mine at Hemlo, and Williams was fatally injured while making improvements at 12Barrick Gold Corporation | Annual Report 2017

Talent Development Global Hackathon brings together innovators Barrick Leadership Academy development program Cisco Networking Academy in Nevada and Argentina Q We have also partnered with Cisco’s Networking Academy to advance the digital knowledge of our people, as well as various groups in our host communities, including indigenous peoples. The Networking Academy offers free digital courses and is now available to employees and community members near our mines in Nevada, Peru, and Argentina. We are working to expand the program to every country where we operate. In closing, on behalf of our Executive Committee I would like to thank our people around the world for their hard work, dedication and commitment. I would also like to thank our Executive Chairman, John Thornton, and our Board for their continued counsel and support. And, finally, I would like to thank you, our investors, for your ownership, confidence, and invaluable feedback. Q Q Pascua-Lama. Our goal is to send all of our people home safe and healthy every day. We did not meet this target last year. We must do better. It is not only imperative that we protect our people, we must also hone and develop their talent, and ensure Barrick is the destination of choice for top talent across all functions— from conventional disciplines like geology and engineering to emerging areas for a twenty-first century mining company, such as machine learning and artificial intelligence. The Barrick Learning Academy, which delivers a streamlined learning experience to emerging leaders via on-site and online learning, has been a successful recruitment and retention tool in this regard. Kelvin Dushnisky President Barrick Gold Corporation | Annual Report 2017 13

BOARD OF DIRECTORS Board of Directors Gustavo A. Cisneros Independent Santo Domingo, Dominican Republic Chairman, the Cisneros group of companies Graham G. Clow Independent Toronto, Ontario Chairman, Roscoe Postle Associates Inc. Gary A. Doer Independent Winnipeg, Manitoba Corporate Director and former Canadian Ambassador to the United States Kelvin P.M. Dushnisky Non-Independent Toronto, Ontario President, Barrick Gold Corporation J. Michael Evans Independent New York, New York President, Alibaba Group Holding Ltd. Brian L. Greenspun Independent Henderson, Nevada Publisher and Editor, Las Vegas Sun J. Brett Harvey Independent Mesquite, Nevada Corporate Director Nancy H.O. Lockhart Independent Toronto, Ontario Corporate Director and Retired Chief Administrative Officer, Frum Development Group Pablo Marcet Independent Buenos Aires, Argentina Corporate Director Dambisa F. Moyo Independent New York, New York International Economist and Author Anthony Munk Independent Toronto, Ontario Senior Managing Director, Onex Corporation J. Robert S. Prichard Independent Toronto, Ontario Chairman, Torys LLP, BMO Financial Group and Metrolinx Steven J. Shapiro Independent Silverthorne, Colorado Corporate Director and Retired Executive Vice President, Finance and Corporate Development, Burlington Resources Inc. John L. Thornton Non-Independent Palm Beach, Florida Executive Chairman, Barrick Gold Corporation Ernie L. Thrasher Independent Latrobe, Pennsylvania Founder, Chief Executive Officer and Chief Marketing Officer, Xcoal Energy & Resources G.G. Clow E.L. Thrasher G.A. Doer J.M. Evans B.L. Greenspun D.F. Moyo K.P.M. Dushnisky 14

CORPORATE GOVERNANCE AND COMMITTEES OF THE BOARD Corporate Governance Our Board is committed to acting in the best interests of the Company and its shareholders. Sound corporate governance practices contribute to achieving our strategic and operational plans, goals, and objectives. The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees, and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers, and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a compliance hotline to allow for anonymous reporting by telephone or Internet portal of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Board of Directors has adopted a formal Shareholder Engagement Policy designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics, the Shareholder Engagement Policy, and the mandates of the Board of Directors and each of the Committees of the Board is posted on Barrick’s website at www.barrick.com/company/governance, and is available in print from the Company to any shareholder upon request. Mr. J.B. Harvey is Barrick’s Lead Director. The Lead Director facilitates the functioning of the Board independently from management, serves as an independent leadership contact for directors and executive officers, and assists in maintaining and enhancing the quality of the Company’s corporate governance. Committees of the Board Audit Committee (S.J. Shapiro, P. Marcet, D.F. Moyo, E.L. Thrasher) Supports the Board in its oversight of Barrick’s financial reporting process and the quality, transparency, and integrity of Barrick’s financial statements and other related public disclosures, the Company’s internal controls over financial reporting, the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting, the external auditor’s qualifications and independence, and the performance of the internal audit function and the external auditor. Compensation Committee (J.B. Harvey, G.A. Cisneros, J.R.S. Prichard, S.J. Shapiro, E.L. Thrasher) Supports the Board in monitoring, reviewing, and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and executive compensation. Corporate Governance & Nominating Committee (G.A. Cisneros, B.L. Greenspun, N.H.O. Lockhart, D.F. Moyo) Supports the Board in establishing Barrick’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition and functioning of the Board and its Committees, and succession planning for senior executives. Corporate Responsibility Committee (N.H.O. Lockhart, G.A. Doer, B.L. Greenspun, P. Marcet, E.L. Thrasher) Supports the Board in overseeing Barrick’s programs and performance relating to environmental, health and safety, corporate social responsibility, and human rights matters. Risk Committee (J.M. Evans, G.G. Clow, D.F. Moyo, A. Munk, J.R.S. Prichard) Supports the Board in overseeing the Company’s management of enterprise risks, implementing policies and standards for mitigating such risks, monitoring and reviewing the Company’s financial structure, and investment and financial risk management programs. S.J. Shapiro P. Marcet N.H.O. Lockhart J.B. Harvey G.A. Cisneros A. Munk J.L. Thornton J.R.S. Prichard 15

EXECUTIVE OFFICERS AND ADVISORY BOARDS Executive Officers John L. Thornton Executive Chairman of the Board Kelvin P.M. Dushnisky President Kevin J. Thomson Senior Executive Vice President, Strategic Matters Catherine P. Raw Executive Vice President and Chief Financial Officer Darian K. Rich Executive Vice President, Talent Management Rob L. Krcmarov Executive Vice President, Exploration and Growth Mark F. Hill Chief Investment Officer Kathy J. Sipos Chief of Staff Greg A.P. Walker Senior Vice President, Operational and Technical Excellence International Advisory Board The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management on geopolitical and other strategic issues affecting the Company. Gustavo A. Cisneros Dominican Republic Chairman, the Cisneros group of companies Secretary William S. Cohen United States Senator 1979 –1997 and Secretary of Defense 1997–2001 The Honorable Newt Gingrich United States Speaker of the House of Representatives 1995 –1999 The Honourable Karl-Theodor zu Guttenberg Germany Federal Minister of Defense 2009 –2011 Vernon E. Jordan, Jr. United States Senior Counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. Andrónico Luksic Chile Vice Chairman, Banco de Chile Peter Munk Canada Founder and Chairman Emeritus, Barrick Gold Corporation Lord Charles Powell of Bayswater KCMG United Kingdom Foreign Policy Advisor to Prime Minister Margaret Thatcher 1983 –1991 John L. Thornton United States Executive Chairman, Barrick Gold Corporation Chairman The Right Honourable Brian Mulroney Canada Prime Minister 1984 –1993 Members His Excellency José María Aznar Spain Prime Minister 1996 –2004 The Honourable John R. Baird Canada Minister of Foreign Affairs 2011–2015 Corporate Social Responsibility Advisory Board Barrick’s Corporate Social Responsibility Advisory Board was formed in 2012, and acts as an external sounding board on a range of corporate responsibility issues, including community relations, sustainable development, water, energy, climate change, security, and human rights. Members Aron Cramer San Francisco, California President and Chief Executive Officer, BSR Robert Fowler Ottawa, Ontario Former Deputy Minister of National Defence (1989 –1995), Ambassador and Permanent Representative to the United Nations (1995 –2000), Ambassador to Italy (2000 –2006) Gare A. Smith Washington, DC Partner, Foley Hoag, LLP Chair, Corporate Social Responsibility and Federal Affairs Practice Special Consultant John G. Ruggie Cambridge, Massachusetts Berthold Beitz Professor in Human Rights and International Affairs, Kennedy School of Government Affiliated Professor in International Legal Studies, Harvard Law School 16 Barrick Gold Corporation | Annual Report 2017

Partners In Barrick’s early years, the Company’s founder, Peter Munk, led a small group of exceptional people who worked together as a team. They knew each other well, and they trusted each other completely. They shared responsibility and accountability for the Company’s success, and for its setbacks. Their personal wealth was tied to the Company’s fortunes, which gave them every incentive to work together as efficiently and effectively as possible. To accelerate emotional and financial ownership among our people today, we have created a Barrick partnership comprised of the most committed and passionate leaders across the Company. As of March 23, 2018 our partners are: Miguel Amable Michelle Ash Sam Ash Nigel Bain Juana Barcelo Dave Baumgartel Michael Brown Curtis Cadwell Nathan Chishimba Sham Chotai Andy Cole James Connolly Kevin Creel Jaimie Donovan Jonathan Drimmer Ettienne Du Plessis Kelvin Dushnisky Mike Estes Dave Forestell Jac Fourie Sergio Fuentes Manuel Fumagalli John Giakoumakis Fernando Giannoni Matt Gili Henri Gonin Brian Grebenc Raul Guerra Rich Haddock Andrew Hastings Mark Hill George Joannou Rob Krcmarov Aaron Lamb Woo Lee Andy Lloyd Bill MacNevin Faby Manzano Basie Maree Melanie Miller Cristiana Moraes Marian Moroney Giovanna Moscoso Deni Nicoski Zoe Nutten Catherine Raw Darian Rich Francois Robert Julie Robertson Manuel Rocha Rick Sims Peter Sinclair Kathy Sipos Ettiene Smuts Andy Thompson Kevin Thomson Greg Walker Mark Wall James Whittaker Richard Williams Financial Report Management’s Discussion and Analysis 18 Mineral Reserves and Resources 90 Financial Statements 102 Notes to Financial Statements 107 Shareholder Information 176 Barrick Gold Corporation | Financial Report 2016 17

MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis (“MD&A”) Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 14, 2018, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2017. Unless otherwise indicated, all amounts are presented in U.S. dollars. For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity. Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick. com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 89. Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) Barrick’s expectations regarding the potential benefits resulting from a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) targeted debt and cost reductions; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) savings from our improved capital management program; (x) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xi) the timing and results of the prefeasibility study at Pascua-Lama; (xii) our pipeline of high confidence projects at or near existing operations; (xiii) the benefits of unifying the Cortez and Goldstrike operations; (xiv) the potential impact and benefits of Barrick’s ongoing digital transformation; (xv) our ability to convert resources into reserves; (xvi) asset sales, joint ventures and partnerships; and (xvii) expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by 18 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax reassessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 and the new Mining Regulations announced by the Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; the outcome of the appeal of the decision of Chile’s Superintendencia del Medio Ambiente; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are Barrick Gold Corporation | Financial Report 2017 19

MANAGEMENT’S DISCUSSION AND ANALYSIS risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Use of Non-Gaap Financial Performance Measures We use the following non-GAAP financial performance measures in our MD&A: n “adjusted net earnings” n “free cash flow” n “EBITDA” n “adjusted EBITDA” n “cash costs per ounce” n “C1 cash costs per pound” n “all-in sustaining costs per ounce/pound” n “all-in costs per ounce” and n “realized price” Changes in Presentation of Non-GAAP Financial Performance Measures Adjusted EBITDA Starting in the second quarter 2017 MD&A, we began including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 73 to 87. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 88. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. 20 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Disclosure Controls and Procedures Barrick Gold Corporation | Financial Report 2017 21 Index 22 Overview 22Our Vision 22Our Business 22Our Strategy 23Full Year Financial and Operating Highlights 31Outlook for 2018 35Risks and Risk Management 38Market Overview 49 Operating Segments Performance 50Barrick Nevada 53Pueblo Viejo 55Lagunas Norte 57Veladero 62Turquoise Ridge 64Acacia Mining plc 68Pascua-Lama 41 Review of Annual Financial Results 41Revenue 41Production Costs 42Capital Expenditures 43General and Administrative Expenses 43Exploration, Evaluation and Project Costs 43Finance Costs, Net 43Additional Significant Statement of Income Items 44Income Tax Expense 69 Commitments and Contingencies 70 Review of Quarterly Results 71 Internal Control over Financial Reporting and 72 IFRS Critical Accounting Policies and Accounting Estimates 73 Non-GAAP Financial Performance Measures 46 Financial Condition Review 47Balance Sheet Review 47Shareholders’ Equity 47Financial Position and Liquidity 48Summary of Cash Inflow (Outflow) 49Summary of Financial Instruments 88 Technical Information 88 Endnotes 89 Glossary of Technical Terms

Gold $7,631 Copper $608 Other $135 MANAGEMENT’S DISCUSSION AND ANALYSIS Overview Our Vision Our Vision is the generation of wealth through responsible mining – wealth for our owners, our people, and the countries and communities with which we partner. We aim to be the leading mining company focused on gold, growing our cash flow per share by developing and operating high-quality assets through disciplined allocation of human and financial capital and operational excellence. 2017 GOLD PRODUCTION (thousands of ounces) Americas 4,229 Tanzania 491 Australia 368 Papua New Guinea 235 Our Business Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold interests in nine producing gold mines, which are located in Argentina, Australia, Canada, the Dominican Republic, Papua New Guinea, Peru and the United States. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange (“LSE”) that owns gold mines and exploration properties in Africa. More than 75% of our gold production comes from the Americas region. Our copper business contains a wholly-owned copper mine in Zambia and 50% interests in copper mines in Chile and Saudi Arabia. We also have projects located throughout the Americas. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; and gold and copper concentrate is sold to independent smelting companies. Barrick’s shares trade on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange under the symbol ABX. Our Strategy Our strategy remains consistent. We are focused on growing free cash flow per share over the long term by: maintaining and growing industry-leading margins, driven by operational excellence, investments in digital technology and innovation; managing our portfolio and allocating capital with discipline and rigor; and leveraging our talent and distinctive partnership culture as a competitive advantage. Operational Excellence and Innovation We seek to maximize revenue and expand margins by continuously optimizing existing operations, pushing technical limits to achieve best-in-class performance, improving the returns of existing assets and strengthening the feasibility and economics of undeveloped assets. We will make targeted investments in innovation and accelerate our digital transformation in an effort to drive step changes in current performance and redefine what is possible over the long term. We will continue to refine our decentralized operating model, in which our head office is focused on doing a small number of tasks exceptionally well: setting strategy, allocating capital and managing talent. Our leaders in the field will operate as business owners, focused on optimizing free cash flow, alongside managing risk and creating long-term value. 2017 REVENUE ($ millions) Gold $7,631 Copper $608 Other $135 Americas 4,229 22 Barrick Gold Corporation | Financial Report 2017 Tanzania 491 Australia 368

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Exploration and Project Development

Growing free cash flow per share means continually replenishing and improving the quality of our reserves and resources. The quality of our asset base means we have significant opportunities to replace and grow reserves through low-risk brownfield and minex drilling, balanced with greenfield exploration, and emerging discoveries that have the potential to become profitable mines. In addition to organic projects, we are continuously evaluating external opportunities. We take a highly disciplined approach to all investments, including acquisitions, and will only pursue those that have the potential to generate clear value for our shareholders, while aligning with our strategic focus.

## Partnerships

We believe a core part of our business is that of partnering with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. These partnerships must be built on a foundation of transparency and mutual respect that moves beyond an emphasis on maximizing short-term financial returns and transactional relationships. By doing so, our intent is to strengthen our social license to operate, reduce operational disruptions and develop stronger and more durable partnerships with our host governments and communities.

### Full Year Financial and Operating Highlights

OPERATING CASH FLOW AND FREE CASH FLOW[1]


$1,160
$1,251
$1,257
2,794
1,081
2,640
1,514
2,065
669
2015
2016
2017
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

GOLD PRODUCTION (000s ounces)


6,117
5,517
5,323
4,500 to 5,000
2015
2016
2017
2018 (est)
Divested Sites

COST OF SALES, CASH COSTS[1] AND ALL-IN SUSTAINING COSTS[1] ($ per ounce)


859
831
596
798
730
546
794
750
526
810 to 850
765 to 815
540 to 575
2015
2016
2017
2018 (est)
Cost of sales
Cash costs
AISC

DEBT ($ millions)


9,968
2,037
7,931
1,508
6,423
~5000
December 2015
2016 Repayments
December 2016
2017 Repayments
December 2017
December 2018 (target)

Barrick Gold Corporation | Financial Report 2017 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

| | For the years ended December 31 | | | For the three months ended December 31 | |
|---|---|---|---|---|---|
| ($ millions, except per share amounts in dollars) | 2017 | 2016 | 2015 | 2017 | 2016 |
| Net earnings (loss) attributable to equity holders of the Company | $ 1,438 | $ 655 | $ (2,838) | $(314) | $ 425 |
| Per share (dollars)[1] | 1.23 | 0.56 | (2.44) | (0.27) | 0.36 |
| Adjusted net earnings[2] | 876 | 818 | 344 | 253 | 255 |
| Per share (dollars)[1,2] | 0.75 | 0.70 | 0.30 | 0.22 | 0.22 |
| Operating cash flow | 2,065 | 2,640 | 2,794 | 590 | 711 |
| Free cash flow[2] | $ 669 | $ 1,514 | $ 1,081 | $ 240 | $ 385 |

1. Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,166 million shares in 2017 (2016: 1,165 million shares; 2015: 1,165 million shares).
2. Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

In 2017, we generated net cash flow provided by operating activities ("operating cash flow") of $2.1 billion and free cash flow[1] of $669 million for the year. We reduced our cost of sales applicable to gold by $4 per ounce to $794 per ounce, while our all-in sustaining costs[1] ("AISC") increased by 3% to $750 per ounce, reflecting higher capital expenditures as we increased investments in the future of our business. At the same time, we continued to strengthen our balance sheet by exceeding our debt reduction target.

In 2017, we divested 50% and 25% interests in our Veladero mine and Cerro Casale project, respectively. The successful formation of these new partnerships helped us strengthen our balance sheet, de-risk our portfolio and provide a renewed impetus to how we approach these assets. These two transactions resulted in proceeds of $990 million and combined impairment reversals and gains on disposition of $2,031 million. In addition, we recognized $259 million of impairment reversals at Lumwana due to an increase in reserves. This was offset by an impairment of $740 million (pre-tax, 100%) taken at Acacia's Bulyanhulu mine related to the continued challenges experienced in the operating environment in Tanzania; and an impairment of $429 million at Pascua-Lama, mainly attributable to the reclassification of open-pit reserves to resources after receiving a closure order from the Chilean regulators.

## Balance Sheet and Liquidity

In 2017, we reduced our total debt by $1.51 billion, or 19%, from $7.93 billion to $6.42 billion, exceeding our original target of $1.45 billion. Since the beginning of 2015, we have reduced our debt by a total of $6.66 billion, which will reduce pre-tax interest payments by approximately $300 million on an annualized basis. Approximately $5 billion of our $6.4 billion in outstanding debt matures after 2032. Since the beginning of December 2015, the average tenor on our outstanding public debt has increased from approximately 14 years to approximately 17 years. Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of approximately $2.2 billion[3]. Our goal remains to reduce our total debt to around $5 billion by the end of 2018. We plan to achieve this primarily by using cash flow from operations and cash on hand, and potentially through further portfolio optimization. Barrick will continue to pursue debt reduction with discipline, taking only those actions that make sense for the business, on terms we consider favorable to our shareholders.

## Cost Performance

In 2017, we continued our focus on driving Best-in-Class productivity and efficiency improvements across our portfolio. Cost of sales per ounce[4] in 2017 decreased by $4 per ounce to $794 per ounce, reflecting a decrease in direct mining costs combined with a positive sales mix, partially offset by higher depreciation expense. Our all-in sustaining costs[1] for 2017 increased by 3% to $750 per ounce, compared to the prior year primarily reflecting the 17% increase in minesite sustaining capital expenditures attributed to the future investment in our business.

24 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Net Earnings (Loss), Adjusted Net Earnings[1], Operating Cash Flow and Free Cash Flow[1]

**FACTORS AFFECTING NET EARNINGS AND ADJUSTED NET EARNINGS[1]** ($ millions)



Controllable Costs
Uncontrollable Costs
2016 Net earnings
2016 Adjusting items
2016 Adjusted net earnings[1]
Gold and copper cash costs[1]
Gold and copper sales volume
Depreciation
Exploration & evaluation
Income tax
Closed mine rehabilitation
Other[2]
Gold and Copper prices
2017 Adjusted net earnings[1]
2017 Adjusting items
2017 Net earnings
655
163
818
43
(133)
(77)
(117)
(102)
71
136
237
876
562
1,438

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.
2. Primarily consists of higher earnings from equity investees (~$56 million) and a reduction in finance costs (~$34 million).

Net earnings attributable to equity holders of Barrick ("net earnings") for 2017 was $1,438 million compared with $655 million in the prior year. This significant improvement in net earnings was primarily due to $2,031 million ($1,425 million net of tax and non-controlling interest) in impairment reversals and gains on sale in 2017 related to our successful formation of joint operations at the Veladero mine and Cerro Casale project. This was partially offset by net impairment charges of $908 million ($511 million net of tax and non-controlling interest) mainly relating to impairment charges at Acacia's Bulyanhulu mine and the Pascua-Lama project, coupled with an impairment reversal at Lumwana. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings[1] of $876 million in 2017 were 7% higher than the prior year primarily as a result of an increase in gold and copper prices, as well as lower direct mining costs driven by higher capitalized waste stripping costs at Barrick Nevada and Veladero, a positive change in our sales mix with lower relative sales volume from our higher cost Acacia mines and lower inventory write-downs than the prior year. This was offset by an increase in exploration and evaluation costs primarily due to an increased investment in the Pascua-Lama project, global exploration and innovation initiatives combined with lower sales volume. The increase in adjusted net earnings[1] was further offset by higher income tax expense associated with our higher net earnings and higher depreciation expense as a result of a depreciation adjustment at Pueblo Viejo, partially offset by lower depreciation at Barrick Nevada associated with the South Arturo pit.

Significant adjusting items to net earnings (pre-tax and non-controlling interest effects) in 2017 include:

- $718 million ($714 million net of tax) gain relating to the sale of a 50% interest in the Veladero mine (for further details, refer to note 4 to the Financial Statements);
- $193 million ($192 million net of tax) gain related to the sale of a 25% interest in the Cerro Casale project (for further details, refer to note 4 to the Financial Statements);

Barrick Gold Corporation | Financial Report 2017 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FACTORS AFFECTING OPERATING CASH FLOW AND FREE CASH FLOW[1]** ($ millions)


Controllable Costs
Uncontrollable Costs
2016 Operating cash flow
2,640
2016 Capex
1,126
2016 Free Cash Flow[1]
1,514
Change in working capital
(300)
Change in capex
(270)
Cash taxes paid
(162)
Gold & copper sales volume
(133)
E & E and project costs
(95)
Gold & copper cash costs[1]
43
Other[2]
(165)
Gold & copper price
237
2017 Free Cash Flow[1]
669
2017 Capex
1,396
2017 Operating cash flow
2,065

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.
2. Other primarily includes the negative impact on free cash flow attributable to non-controlling interests (~$100 million) combined with an increase in legal costs (~$20 million) and in reclamation payments (~$10 million).

- $212 million ($7 million net of tax and non-controlling interest) net impairment charges, primarily on Acacia's Bulyanhulu mine of $740 million ($350 million net of tax and non-controlling interest) and on the Pascua-Lama project of $407 million ($407 million net of tax), partially offset by impairment reversals as a result of the indicative fair value of the Cerro Casale project related to our divestment of 25% of $1,120 million ($518 million net of tax and non-controlling interest) and on Lumwana of $259 million ($259 million net of tax); partially offset by
- $244 million significant tax adjustments primarily relating to dividend withholding tax expense and a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania, partially offset by the anticipated impact of the U.S tax reform;
- $178 million other expense adjustments, mainly relating to losses on debt extinguishment and reduced operations program costs at Acacia's Bulyanhulu mine; and
- $72 million foreign currency translation losses, primarily related to the devaluation of the Argentinean peso on VAT receivables.

Refer to page 74 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year.

In 2017, we generated $2,065 million in operating cash flow, compared to $2,640 million of operating cash flow in the prior year. The decrease of $575 million was due to lower gold sales as a result of the divestment of 50% of the Veladero mine on June 30, 2017, lower gold sales volume at Pueblo Viejo, Hemlo, Turquoise Ridge, Lagunas Norte and Acacia, partially offset by higher sales at Barrick Nevada attributed to higher grades and Best-in-Class initiatives positively impacting throughput. This was further impacted by working capital outflows reflecting the buildup of metals inventory at Pueblo Viejo, Lagunas Norte and Acacia combined with an increase in exploration, evaluation and project expenses. Operating cash flow was also affected by lower cash flows attributed to non-controlling interest, combined with higher cash taxes paid. These outflows were partially offset by higher gold and copper prices as well as lower direct mining costs.

26 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Free cash flow1 for 2017 was $669 million, compared to $1,514 million in the prior year, reflecting lower operating cash flows combined with higher capital expenditures. In 2017, capital expenditures on a cash basis were $1,396 million compared to $1,126 million in 2016 as we reinvested more into our business. The increase of $270 million is due to a $109 million increase in project capital expenditures, primarily at Barrick Nevada relating to the development of Crossroads and Cortez Hills Lower Zone, and Goldrush project drilling, partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016. In addition, minesite sustaining capital expenditures increased by $161 million primarily reflecting an increase in sustaining capital at Barrick Nevada relating to higher capitalized stripping costs at Goldstrike and the timing of a greater number of minesite sustaining projects in the current year, combined with increased spending relating to phases 4B and 5B of the leach pad expansion and additional equipment purchases at Veladero. These increases were partially offset by a decrease in sustaining capital at Acacia as a result of reduced operations at Bulyanhulu combined with lower capitalized stripping at North Mara relating to Nyabirama Stage 3 and 4. The free cash flow1 generated in 2017 was combined with the $990 million in proceeds from the sale of a 50% interest in Veladero in the second quarter of 2017 and existing cash balances to repay $1.51 billion in debt in the current year, which allowed us to exceed our 2017 debt reduction target of $1.45 billion. team-based culture. In addition, we continue to focus on compliance with Barrick’s “Safety and Health Management System”. On a weekly basis, the global leadership team, including the Executive Committee and representatives from each of Barrick’s country offices, mine sites and corporate functions, participate in a Business Plan Review (“BPR”) meeting. This forum provides us with the opportunity to stress the importance of safety, recall the lessons learned from past fatal incidents, review our current safety performance against targets and share best practices across our business. Although we are pleased with these trends, this performance was overshadowed by two fatalities in 2017. As previously reported, in February of 2017 a contract worker at Pascua-Lama was involved in a fatal incident while performing scheduled maintenance work. In November of 2017 a surveyor at Hemlo was fatally struck underground by a piece of heavy machinery. Barrick is fully committed to zero fatalities and is implementing Critical Control Management across all sites and exploration activities. Critical Control Management is specifically focused on fatality prevention and is based upon guidance published by the International Council on Mining and Metals (“ICMM”) in 2015. Significant progress has been made in the development of digital technologies that significantly reduce risks of fatalities at our mines, including the development of autonomous vehicles. TOTAL REPORTABLE INJURY FREQUENCY Safety Nothing is more important to Barrick than the safety, health and well-being of our workers and their families. Our safety vision is “Every person going home safe and healthy every day.” In 2017, we continued our trend of improving our total reportable injury frequency rate5 (“TRIFR”) and since 2009, there has been a 71% improvement in the TRIFR from 1.20 to 0.35. The foundation underpinning Barrick’s safety improvement continues to be our Courage to Care program, designed to help Barrick make the next step in safety performance through building a strong 0.64 0.58 0.40 0.35 2013 2014 2016 2017 2015 Barrick Gold Corporation | Financial Report 2017 27 0.46

MANAGEMENT’S DISCUSSION AND ANALYSIS Environment Barrick is focused on rebuilding our reputation for environmental excellence and being the preferred partner of host governments and communities. In 2017, our operations worked on adapting the ICMM Critical Control Management guidance to our environmental operations. In addition, each site developed an in-depth improvement plan with a focus on water management. The results of this are demonstrated in a 72% reduction in reportable environmental incidents between 2015 and 2017. Despite these achievements, in March 2017 the monitoring system at the Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. Although the solution was contained within the operating site and no solution reached any diversion channels or watercourses, it was the third cyanide-related incident in the past three years at this site. Barrick along with Shandong Gold, our new joint venture partner at Veladero, made modifications to the leach pad as agreed with San Juan provincial authorities to reduce the risk of this happening again. and potentially impact the stability and cost of water and energy supplies. We therefore view climate change as a company, community, and global concern. In 2017, we developed a climate change strategy aligned with our overall business strategy to grow free cash flow per share through safe and responsible mining. Barrick’s climate change strategy has three pillars: understand and mitigate the risks associated with climate change; reduce our impacts on climate change; and improve our disclosure on climate change. Action taken on each pillar in 2017 is described below. Understand and mitigate the risks associated with climate change: In 2017, we performed a climate change risk assessment, using our standard risk management framework. We assessed risks and opportunities across both potential transition (e.g., regulatory, policy, reputational) and physical (e.g., extreme climate events) aspects of climate change. We have identified the top three climate-related risks and opportunities for our business: an increase in extended duration extreme precipitation events; an increase in climate change regulations to limit greenhouse gas (“GHG”) emissions; and increased global investment in innovation and low carbon technologies. The assessment also included a review of the current mitigation and controls associated with each risk and identified areas which may need further strengthening to reduce risk. Reduce the Company’s impact on climate change: Over the course of 2017, we analyzed our current and forecasted GHG emissions to develop an ambitious but realistic goal to reduce Barrick’s GHG emissions. Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and save direct mining costs. Barrick has set a goal to keep its current GHG emissions flat in the short term and is targeting a 30 percent reduction in GHG emissions by 2030, from a 2016 baseline of 3.5 MT CO2e emitted. This target is also closely aligned with the national targets set by many of our host governments. REPORTABLE ENVIRONMENTAL INCIDENTS 53 2013 2014 2015 2016 2017 Climate Change Climate change, including shifts in temperature and precipitation and more frequent severe weather events, will affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; 28 Barrick Gold Corporation | Financial Report 2017 36 29 138

MANAGEMENT’S DISCUSSION AND ANALYSIS Improve our disclosure on climate change: In 2017, we committed to supporting the voluntary recommendations of the industry-led Financial Stability Board Task Force on Climate-related Financial Disclosures (“TCFD”). The TCFD recommendations are considered the new benchmark for disclosure of climate-related risks and opportunities, and Barrick was the only Canadian mining company to make this public commitment. We will implement the full recommendations over the next two years. Governance over climate-related risks and opportunities is provided at both the Board and management level. The Board’s Corporate Responsibility Committee meets at least quarterly and is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are reviewed by the Risk Committee. The Audit Committee reviews the Company’s approach to climate change in the context of Barrick’s disclosures. At the management level, our Climate Change Committee, comprised of senior members of our management team, provides strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy, such as overseeing climate change risk and opportunity assessments, monitoring progress against GHG emissions targets, and providing guidance on external disclosures. Further to the specific focus of the Climate Change Committee, the weekly BPR allows for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides). Climate change activities initiated in 2017 will continue into 2018 and beyond. Site-level climate-related risks and mitigation plans will be reviewed in the context of the company-wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. We will continue to enhance our climate-related disclosure according to the TCFD recommendations. Overall, based on the groundwork completed in 2017, Barrick is building resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future. Reserves and Resources Our 2017 reserves were calculated using a gold price assumption of $1,200 per ounce. As of December 31, 2017, Barrick’s proven and probable gold reserves were 64.4 million ounces6, compared to 86.0 million ounces at the end of 2016. This decline primarily reflects the divestment of approximately 9.2 million ounces associated with Veladero and Cerro Casale, and the reclassification of approximately 14.0 million ounces of Pascua-Lama proven and probable gold reserves as measured and indicated resources. Barrick added 8.0 million ounces of proven and probable gold reserves at existing operations (as well as the Goldrush project) through drilling, more than replacing the 6.2 million ounces depleted through processing last year. This success reflects increased investment in mine exploration drilling in 2017. Significant additions included 2.1 million ounces at Turquoise Ridge, 1.4 million ounces at Cortez, 1.3 million ounces at Goldstrike, 397,000 ounces at Hemlo, and 392,000 ounces at Lagunas Norte. We also declared an initial reserve of 1.5 million ounces at the Goldrush project. In addition, Barrick’s 63.9 percent share of reserves at Acacia’s North Mara mine increased by 504,000 ounces. The average grade of Barrick’s reserves also increased by 17 percent, from 1.33 grams per tonne, to 1.55 grams per tonne. Barrick Gold Corporation | Financial Report 2017 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2017, measured, indicated, and inferred gold resources were calculated using a gold price assumption of $1,500 per ounce, consistent with 2016. Measured and indicated gold resources increased to 88.6 million ounces[6] at the end of 2017, compared to 75.2 million ounces at the end of 2016. Roughly 9.1 million ounces of measured and indicated gold resources were added as a result of the formation of the Norte Abierto joint venture (which includes the Cerro Casale and Caspiche deposits), net of resources divested at Cerro Casale and Veladero. Roughly 14.0 million ounces of measured and indicated resources were added as a result of the reclassification of Pascua-Lama reserves to resources, and 5.8 million ounces were added through drilling, including 1.5 million ounces at Goldstrike, 1.2 million ounces at Cortez, and 535,000 ounces at Hemlo.

Inferred gold resources decreased to 30.8 million ounces[6] at the end of 2017, compared to 30.7 million ounces at the end of 2016.

**GOLD RESERVES AND RESOURCES** (millions of ounces)


27.4
79.1
91.9
30.7
75.2
86.0
30.8
88.6
64.4
2015
2016
2017
P&P Reserves
M&I Resources
Inferred Resources

Proven and probable copper reserves were calculated using a copper price of $2.75 per pound, consistent with the long-price assumption we used in 2016. Copper reserves, including copper within gold reserves, increased to 11.2 billion pounds[6] at the end of 2017, compared to 11.1 billion pounds at the end of 2016. The Lumwana mine added approximately 2.6 billion pounds to its reserves as a result of successful cost reduction efforts. Approximately 1.4 billion pounds of copper reserves were divested with the sale of 25% of Cerro Casale, 554 million pounds were processed, and 505 million pounds of copper contained within gold reserves were reclassified as copper contained within gold resources.

In 2017, measured, indicated, and inferred copper resources were calculated using a copper price assumption of $3.50 per pound, consistent with 2016. Measured and indicated copper resources, including copper within measured and indicated gold resources, increased to 11.7 billion pounds[6], compared to 9.7 billion pounds at the end of 2016. Approximately 2.6 billion pounds of measured and indicated copper resources were upgraded to copper reserves, 2.6 billion pounds were added through the inclusion of the Caspiche deposit, and 1.6 billion pounds were added through drilling. Inferred copper resources were 3.0 billion pounds[6], compared to 3.1 billion pounds at the end of 2016.

**COPPER RESERVES AND RESOURCES** (millions of pounds)


58
8,346
6,524
1,259
8,299
5,921
1,331
7,287
8,051
2015
2016
2017
P&P Reserves
M&I Resources
Inferred Resources

30 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Outlook for 2018

### Operating Unit Guidance

Our 2017 gold and copper production, cost of sales, cash costs[1], all-in sustaining costs[1] and 2018 forecast gold and copper production, cost of sales, cash costs[1] and all-in sustaining costs[1] ranges by operating unit are as follows:

| Operating unit | 2017 production (000s ozs) | 2017 cost of sales ($/oz) | 2017 cash costs[1] ($/oz) | 2017 all-in sustaining costs[1] ($/oz) | 2018 forecast production (000s ozs) | 2018 forecast cost of sales ($/oz) | 2018 forecast cash costs[1] ($/oz) | 2018 forecast all-in sustaining costs[1] ($/oz) |
|---|---|---|---|---|---|---|---|---|
| Gold | | | | | | | | |
| Barrick Nevada | 2,312 | $ 792 | $ 455 | $ 624 | 2,000 – 2,255 | $ 760 – $ 810 | $ 470 – $ 530 | $ 610 – $ 660 |
| Pueblo Viejo (60%) | 650 | 699 | 405 | 525 | 585 – 615 | 720 – 750 | 425 – 450 | 590 – 620 |
| Lagunas Norte | 387 | 617 | 405 | 483 | 230 – 270 | 780 – 910 | 420 – 490 | 670 – 780 |
| Veladero (50%)[2] | 432 | 897 | 598 | 987 | 275 – 330 | 970 – 1,110 | 560 – 620 | 960 – 1,100 |
| Turquoise Ridge (75%) | 211 | 715 | 589 | 733 | 240 – 270 | 670 – 720 | 580 – 620 | 650 – 730 |
| Porgera (47.5%) | 235 | 944 | 781 | 993 | 230 – 255 | 950 – 1,000 | 780 – 830 | 950 – 1,000 |
| Kalgoorlie (50%) | 368 | 806 | 642 | 729 | 390 – 440 | 720 – 820 | 580 – 630 | 695 – 745 |
| Acacia (63.9%) | 491 | 791 | 587 | 875 | 275 – 305 | 970 – 1,020 | 690 – 720 | 935 – 985 |
| Hemlo | 196 | 986 | 841 | 1,092 | 200 – 220 | 860 – 920 | 740 – 790 | 975 – 1,075 |
| Golden Sunlight | 41 | 1,334 | 1,265 | 1,329 | 35 – 50 | 1,100 – 1,200 | 1,130 – 1,230 | 1,290 – 1,460 |
| Total Continuing Operations | 5,323 | $ 793 | $ 522 | $ 703 | 4,500 – 5,000 | $ 810 – $ 850 | $ 540 – $ 575 | $ 765 – $ 815 |
| Total Consolidated Barrick[3,4,5] | 5,323 | $ 794 | $ 526 | $ 750 | 4,500 – 5,000 | $ 810 – $ 850 | $ 540 – $ 575 | $ 765 – $ 815 |

| | 2017 production (millions lbs) | 2017 cost of sales ($/lb) | 2017 cash costs[1] ($/lb) | 2017 all-in sustaining costs[1] ($/lb) | 2018 forecast production (millions lbs) | 2018 forecast cost of sales ($/lb) | 2018 forecast C1 cash costs[1] ($/lb) | 2018 forecast all-in sustaining costs[1] ($/lb) |
|---|---|---|---|---|---|---|---|---|
| Copper | | | | | | | | |
| Zaldívar (50%) | 114 | $ 2.15 | $ 1.66 | $ 2.21 | 115 – 130 | $ 2.30 – $ 2.50 | ~ $ 1.70 | $ 2.05 – $ 2.25 |
| Lumwana | 256 | 1.57 | 1.66 | 2.35 | 230 – 265 | 1.65 – 1.90 | 1.65 – 1.90 | 2.50 – 2.80 |
| Jabal Sayid (50%) | 43 | 1.90 | 1.70 | 2.30 | 40 – 55 | 1.85 – 2.50 | 1.40 – 1.80 | 1.70 – 2.30 |
| Total Copper | 413 | $ 1.77 | $ 1.66 | $ 2.34 | 385 – 450 | $ 1.80 – $ 2.10 | $ 1.55 – $ 1.75 | $ 2.30 – $ 2.60 |

1. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.
2. We sold 50% of Veladero on June 30, 2017; therefore these measures represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
3. Total gold cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
4. Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. The company-wide 2017 results and guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.
5. Total Consolidated Barrick all-in sustaining costs include corporate administration costs.

Barrick Gold Corporation | Financial Report 2017 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Operating Unit, Consolidated Expense and Capital Guidance

Our 2017 gold and copper production, cost of sales, cash costs[1], all-in sustaining costs[1], consolidated expenses and capital expenditures and forecast gold and copper production, cost of sales, cash costs[1], all-in sustaining costs[1], consolidated expenses and capital expenditures for 2018 are as follows:

| ($ millions, except per ounce/pound data) | 2017 Original guidance | Q3 2017 Guidance | 2017 Actual | 2018 Guidance |
|---|---|---|---|---|
| Gold production and costs | | | | |
| Production (millions of ounces) | 5.60 – 5.90 | 5.30 – 5.50 | 5.32 | 4.50 – 5.00 |
| Gold unit production costs | | | | |
| Cost of sales – gold ($ per oz) | 780 – 820 | 790 – 810 | 794 | 810 – 850 |
| Cash costs ($ per oz)[1] | 510 – 535 | 520 – 535 | 526 | 540 – 575 |
| Depreciation ($ per oz) | 245 – 265 | 245 – 265 | 254 | 240 – 260 |
| All-in sustaining costs ($ per oz)[1] | 720 – 770 | 740 – 770 | 750 | 765 – 815 |
| Copper production and costs | | | | |
| Production (millions of pounds) | 400 – 450 | 420 – 440 | 413 | 385 – 450 |
| Copper unit production costs | | | | |
| Cost of sales – copper ($ per lb) | 1.50 – 1.70 | 1.70 – 1.85 | 1.77 | 1.80 – 2.10 |
| C1 cash costs ($ per lb)[1] | 1.40 – 1.60 | 1.60 – 1.75 | 1.66 | 1.55 – 1.75 |
| Depreciation ($ per lb) | 0.30 – 0.40 | 0.30 – 0.40 | 0.38 | 0.40 – 0.50 |
| Copper all-in sustaining costs ($ per lb)[1] | 2.10 – 2.40 | 2.20 – 2.40 | 2.34 | 2.30 – 2.60 |
| Exploration and project expenses | 415 – 495 | 415 – 495 | 354 | 325 – 405 |
| Exploration and evaluation | 185 – 225 | 185 – 225 | 173 | 185 – 225 |
| Project expenses | 230 – 270 | 230 – 270 | 181 | 140 – 180 |
| General and administrative expenses | ~285 | ~260 | 248 | ~340 |
| Corporate administration | ~200 | ~200 | 201 | ~275 |
| Stock-based compensation[2] | ~40 | ~40 | 26 | ~30 |
| Acacia[3] | ~45 | ~20 | 21 | ~35 |
| Other expense (income)[4] | 25 – 45 | 25 – 45 | (799) | 80 – 100 |
| Finance costs[5] | 600 – 650 | 600 – 650 | 705 | 500 – 550 |
| Attributable capital expenditures: | | | | |
| Attributable minesite sustaining | 1,050 – 1,200 | 1,100 – 1,200 | 1,095 | 950 – 1,100 |
| Attributable project | 250 – 300 | 250 – 300 | 269 | 450 – 550 |
| Total attributable capital expenditures[6] | 1,300 – 1,500 | 1,350 – 1,500 | 1,364 | 1,400 – 1,600 |

1. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A
2. 2017 actual based on US$14.47 and 2018 guidance based on a three month trailing average ending December 31, 2017 of US$14.50 per share and excludes Acacia.
3. 2017 actual includes $8 million in stock-based compensation recovery. 2018 guidance is substantially comprised of stock-based compensation.
4. 2017 actual includes gain on sale of non-current assets of $911 million.
5. 2017 actual includes a net loss on debt extinguishment of $127 million.
6. Attributable capital expenditures are presented on the same basis as guidance, which includes our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

## 2018 Guidance Analysis

Estimates of future production, cost of sales, and cash costs[1] presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the "Cautionary Statement on Forward-Looking Information" on page 18 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

## Production

We expect 2018 gold production to be in the range of 4.5 to 5.0 million ounces. 2018 gold production is expected to be lower than 2017, primarily as a result of decreases at Barrick Nevada, Pueblo Viejo and Veladero. We expect first quarter production of around one million ounces at costs that will be proportionately higher than those anticipated for the remainder of the year, largely due to lower grades at Barrick Nevada, and the timing of planned maintenance at Pueblo Viejo.

32 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Lower production is expected at Barrick Nevada as its Cortez Hills open pit and Cortez Hills underground moves from purely oxide ore to a mix of oxide, refractory, and transitional ores. Grade is expected to be lower as production progresses deeper in the mine. This is partially offset by increased throughput at the oxide mill, increased grades at Goldstrike open pit from processing the third northwest layback, and higher grades at Goldstrike underground. Throughput initiatives at the autoclave are expected to more than offset lower autoclave recovery as we transition from an all acid blend to an alkaline/acid blend. Production at Pueblo Viejo in 2018 is expected to be lower than 2017 production levels, driven by reduced gold grade, partially offset by increased autoclave throughput resulting from improved maintenance strategies. Lower production for Veladero is expected as a result of the divestment of 50% of the Veladero mine as at June 30, 2017. This, combined with an increased proportion of ore tonnage mined at lower grade, will be offset by a higher inventory drawdown due to improved management of the leach pad. All-In Sustaining Costs per ounce All-in sustaining costs1 are expected to be in the range of $765 to $815 per ounce for gold, higher than the $750 per ounce in 2017 driven primarily by the higher expected cash costs as well as an increase in minesite sustaining capital expenditures on a per ounce basis. In 2018, we expect to incur increased corporate administration expense. We will also continue to focus on Best-in-Class initiatives to reduce mining costs. Exploration and Project Expenses We expect to incur approximately $185 to $225 million of exploration and evaluation (“E&E”) expenditures in 2018 with approximately 80 percent allocated to the Americas. Our exploration programs balance high-quality brownfield projects, greenfield exploration, and emerging discoveries that we believe have the potential to become profitable mines. We continue to take advantage of existing infrastructure and advance key growth projects in Barrick Nevada. At our Hemlo mine we are building on the expansion potential of our underground, and at the Lagunas Norte mine in Peru we continue to advance a project to extend the life of the mine by potentially exploiting existing oxide stockpiles and then transitioning to mining the refractory material below the oxide ore body in the current open pit. Highlights of our greenfield exploration program for 2018 include the Fourmile target, adjacent to our Goldrush discovery in Nevada, and the Frontera District on the border of Argentina and Chile. We expect to incur approximately $140 to $180 million of project expenses in 2018, compared to $181 million in 2017. In 2018, project expenses include the Pascua-Lama study and ongoing site costs, the re-scoping study of our Donlin Gold Project, costs associated with regional digital projects and Norte Abierto (our joint venture with Goldcorp containing Cerro Casale and Caspiche) projects. The Pascua-Lama study spend relates to the cost of ongoing work to evaluate and permit the development of an underground mine at Pascua-Lama, accessed from the Argentinean side of the project. Pascua-Lama’s ongoing site expenses include the cost of care and maintenance and does not anticipate the impact of the Superintendencia del Medio Ambiente (“SMA”) sanction received on January 17, 2018. The Company has appealed the SMA sanction on Pascua in Chile and the full impacts are still being evaluated. Cost of Sales On a per ounce basis, cost of sales attributable to gold4, after removing the portion related to non-controlling interests, is expected to be in the range of $810 to $850 per ounce, higher than the prior year. The projected increase is mainly due to higher assumed energy and consumables costs. We are planning to offset those rising costs with a continued focus on lowering our other direct mining costs through Best-in-Class initiatives, which should improve operating efficiencies and lower labor and contractor costs. Cash Costs per ounce Cash costs1 are expected to be in the range of $540 to $575 per ounce, slightly higher than the prior year due to increases at Barrick Nevada, Pueblo Viejo and Lagunas Norte, partially offset by a decrease at Veladero. We expect Barrick Nevada to have higher cash costs1 than 2017 due to lower sold ounces. At Pueblo Viejo and Lagunas Norte we expect higher cash costs1 than 2017 primarily due to a reduction in total ounces produced and sold and higher fuel prices. We expect lower cash costs1 at Veladero in 2018 compared to the prior year due to lower direct operating costs partly offset by the impact of higher charges from the production inventory movements. Barrick Gold Corporation | Financial Report 2017 33

MANAGEMENT’S DISCUSSION AND ANALYSIS General and Administrative Expenses In 2018, we expect corporate administration costs to be approximately $275 million, an increase of $74 million compared to 2017. This reflects additional investments including improving our enterprise-wide processes and systems – the Barrick Data Fabric; accelerating the implementation of digital technology; and driving step-change innovations. increase at Zaldívar associated with a planned plant expansion, and increases at Norte Abierto and Pascua-Lama. Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of project capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development, minesite E&E expenditures, and routine plant, equipment and maintenance spend that meet our criteria for capitalization. Attributable minesite sustaining capital expenditures are expected to be in the range of $950 to $1,100 million compared to $1,095 in 2017. We expect reduced capitalized stripping at Barrick Nevada, Porgera and Acacia, in addition to a reduction in processing and minesite sustaining capital at Barrick Nevada and Veladero. These are partially offset by an increase in capitalized stripping and equipment rebuilds at Lumwana, an increase in tailings and process facility upgrades at Pueblo Viejo and an increase in capital associated with environmental obligations at Lagunas Norte. These decreases in sustaining capital are the result of our continued focus on our asset optimization and capital discipline processes. At Barrick Nevada in 2018, sustaining capital expenditures are expected to decrease primarily due to a reduction in capitalized stripping as the Goldstrike open pit transitions from stripping both the 3rd and 4th northwest laybacks to only stripping the 4th northwest layback until the fourth quarter of 2018. In addition, Goldstrike’s cooling and ventilation and dewatering projects to allow mining below a 3,600-foot elevation will near completion mid-2018. The autoclave thiosulfate water treatment plant conversion was completed in 2017, which significantly improved water balances and the consumption of fresh reagent. At Porgera, sustaining capital expenditures are expected to decrease in 2018 primarily due to a planned reduction in capitalized stripping as the site focuses on an underground expansion plan. At Veladero, a reduction in sustaining capital is expected in 2018, mainly associated with the completion of the Phase 6 VFLF leach pad expansion and process facility upgrades along with a reduction in overall attributable capital spend due to 2018 being our first full year at our 50/50 equity ownership with our joint venture partner, Shandong Gold. Finance Costs Finance costs of $500 to $550 million primarily represent interest expense on long-term debt, non-cash interest expense relating to gold and silver streaming agreements, and accretion, net of finance income. We expect finance costs in 2018 to be lower than 2017 finance costs of $705 million primarily due to lower interest expense in 2017 following $1.5 billion of debt repayments in 2017. The impact of any further debt reductions accomplished in 2018 has not been reflected in our guidance on interest expense or extinguishment losses. 2017 finance costs included a $127 million net loss on the extinguishment of debt, and further debt repurchases could lead to additional losses on extinguishment that could cause an increase to forecasted finance costs. Capital Expenditures Total attributable capital expenditures for 2018 are expected to be in the range of $1.40 to $1.60 billion. Investing in project capital is a priority in 2018 for Barrick, and we expect attributable project capital expenditures to increase to a range of $450 to $550 million, an increase over our 2017 project capital expenditure of $269 million. In contrast, attributable minesite sustaining capital expenditures are expected to be in the range of $950 to $1,100 million, compared to our 2017 minesite sustaining capital expenditure of $1,095 million. Project capital expenditures reflect capital expenditures at new projects and existing operations that are related to discrete expansion projects intended to increase production and will not benefit production for at least 12 months. Project capital expenditures also include capital expenditures related to the initial construction of a project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. The budgeted increase in project capital expenditures in 2018 is primarily due to increased spending on the Lower Zone underground expansion and Crossroads project at Cortez, associated with the underground declines at Cortez Hills underground and Goldrush, an 34 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

At Lumwana, the 2018 increase in sustaining capital is related to increased stripping of the Chimi deposit and purchase of major maintenance components and the electric conversion of the PC8000 shovel.

At Pueblo Viejo, the increase in sustaining capital in 2018 is related to initiatives to improve the plant's operational efficiency, process facility upgrades and continued tailings expansion capital.

### Effective Income Tax Rate

At current spot gold prices, our expected effective tax rate range for 2018 is 41% to 43%.

**Outlook Assumptions and Economic Sensitivity Analysis**

| | 2018 Guidance assumption | Hypothetical change | Impact on revenue (millions) | Impact on cost of sales (millions) | Impact on all-in sustaining costs[1] |
|---|---|---|---|---|---|
| Gold revenue, net of royalties[2] | $ 1,200/oz | +/- $ 100/oz | +/- $ 468 | +/- $ 14 | +/- $ 3/oz |
| Copper revenue, net of royalties[3] | $ 2.75/lb | + $ 0.50/lb | + $ 205 | + $ 13 | + $ 0.03/lb |
| Copper revenue, net of royalties[3] | $ 2.75/lb | - $ 0.50/lb | - $ 180 | - $ 12 | - $ 0.03/lb |
| Gold all-in sustaining costs | | | | | |
| WTI crude oil price[2] | $ 55/bbl | +/- $ 10/bbl | n/a | +/- $ 26 | +/- $ 5/oz |
| Australian dollar exchange rate | 0.75 : 1 | +/- 10% | n/a | +/- $ 31 | +/- $ 7/oz |
| Argentinean peso exchange rate | 18.35 : 1 | +/- 10% | n/a | +/- $7 | +/- $2/oz |
| Canadian dollar exchange rate | 1.25 : 1 | +/- 10% | n/a | +/- $ 35 | +/- $ 7/oz |
| Copper all-in sustaining costs | | | | | |
| WTI crude oil price[2] | $ 55/bbl | +/- $ 10/bbl | n/a | +/- $ 5 | +/- $ 0.06/lb |
| Chilean peso exchange rate | 650 : 1 | +/- 10% | n/a | +/- $ 10 | +/- $ 0.02/lb |

1. All-in sustaining costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 73 to 87 of this MD&A.
2. Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
3. Utilizing option collar strategies, the Company has protected the downside of a portion of its expected 2018 copper production at an average floor price of $2.83 per pound and can participate on the same amount up to an average price of $3.25 per pound. Our remaining copper production is subject to market prices.

## Risks and Risk Management

### Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or "risks" we face that may prevent us from achieving our objectives. In order to achieve this we:

- Maintain a framework that ensures we manage risk effectively and in a manner that creates the greatest value;
- Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
- Ensure that the key controls we rely on to achieve the Company's objectives are actively monitored so that they remain in place and are effective at all times; and
- Provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

### Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board's and related committees' mandates. The Board's mandate makes clear its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Risk Committee of the Board of Directors assists the Board in overseeing the Company's management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company's financial position and financial risk management programs generally. The Audit Committee and Corporate Responsibility Committee also provide oversight focusing on financial and operational (e.g., environmental, health and safety, corporate social responsibility, security and human rights) risk exposures, respectively.

Barrick Gold Corporation | Financial Report 2017 35

MANAGEMENT’S DISCUSSION AND ANALYSIS Management Oversight On a weekly basis, the global leadership team, including the Executive Committee and representatives from each of Barrick’s country offices, mine sites and corporate functions, participate in the BPR meeting. This forum allows for the timely identification of key risks that may prevent the Company from achieving its objectives. It also fosters a culture of transparent, real-time risk management as a collective and enables a learning organization. At regularly scheduled meetings, the Board and the Risk Committee are provided with updates on issues identified by management at these weekly sessions. Key Risk Modification Activities: n Reduced notional and lengthened average tenor of our outstanding debt through liability management activities; n Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner; n Disciplined capital allocation criteria for all investments, and regular Investment Committee meetings to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward; n Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies; and n Other options available to the Company to enhance liquidity include drawing on our $4.0 billion undrawn credit facility, asset sales, joint ventures, or issuance of debt or equity securities. Principal Risks The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 18 of this MD&A. Improving free cash flow 1 and costs Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2018 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through our Best-in-Class, Asset Integrity and digital transformation programs. Financial position and liquidity Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short-and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, the Company’s ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. Key Risk Modification Activities: n Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed on a weekly basis during the BPR meetings to ensure the timely identification of key risk exposures that may affect their successful delivery; n Ongoing implementation of a digitization program including a Cisco partnership to unlock the potential of digital mining; and n Ongoing implementation of a Best-in-Class program to unleash the full potential of our mines and encompassing: 36 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS n A standardized, performance-oriented measurement scorecard linking top operational and economic measures; n Monthly optimization forums as a way to communicate and review the Best-in-Class projects and performance to targets; n Innovation and digitization program focused on driving value across the business; and n Asset Integrity program to improve availability of critical infrastructure. n Barrick’s community relations, environment, safety and health, security and compliance management systems set expectations, define performance standards and provide the necessary tools to modify the related risks; n We take a partnership approach with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations; n We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, annual human rights impact assessments, and an annual assurance against the International Council on Mining and Metal’s Sustainable Development Framework; n We participate in the annual CDP Climate Change and Water Disclosure process, providing investors and other interested partners with detailed information on our water and energy use and emissions data; n Under the direction of the Climate Change committee, we performed a climate change risk assessment. Refer to page 28 for details; and n We continually review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations. Social license to operate At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to develop long-term and mutually-beneficial relationships with host governments and communities while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent for a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. Barrick also recognizes climate change as an area of risk requiring specific focus. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Resources and reserves and production outlook Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2018 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects. Key Risk Modification Activities: n Our external Corporate Social Responsibility Advisory Board was formed in 2012 and provides expert advice to the Company on a range of corporate social responsibility matters, including community relations, sustainable development, water, energy, climate change, security and human rights; n Our obligations, expectations and intentions are codified in our Vision and Values and the Code of Business Conduct and Ethics, and they are reinforced regularly at all levels of the Company; Barrick Gold Corporation | Financial Report 2017 37

MANAGEMENT’S DISCUSSION AND ANALYSIS The price of gold generally rose over the course of 2017, experiencing its low in early January and ending the year near $1,300/oz. Over the year, the gold price was positively influenced by a weakening of the trade-weighted US dollar to lows not seen since early 2015. In addition, geopolitical tensions, highlighted by concerns regarding North Korea, fluctuations in long-term US interest rates, and investor interest in gold as a safe haven asset and hedge against record high levels in U.S. equity indices were all supportive factors for gold. Key Risk Modification Activities: n Focus on responsible Mineral Resource Management and continuously improved orebody knowledge, adding to and upgrading reserves and resources (organically and inorganically); n$ /Dozevelop and advance a balanced pipeline of high-USD 2,0r0e0turn projects and seek to exit those that do not 1,7m50eet expectations; n Pursue high-return growth options with a mindset 90 85 1,300 80 of innovation, cost control, and risk mitigation; n1, 2E00nhance project design to stagger capital outlay an7d5 Copper During 2017, London Metal Exchange (“LME”) copper prices traded in a range of $2.47 to $3.32 per pound, averaged $2.80 per pound, and closed the year at $3.25 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. The price of copper traded higher over the course of 2017, reaching a 3-year high near the end of the year and averaging 27% above the previous year. Copper prices benefited from a weakening of the trade-weighted U.S. dollar, positive economic and copper usage data from China, an increase in the price of other non-precious metal mined commodities, and positive investor sentiment. A dearth of new projects scheduled to enter production later in the decade could positively impact prices in the coming years should physical demand continue to grow. 1,1o00ptimize timing of cash flows; and 70 n Exploration activities including minesite exploration 65 1,000 and global programs. 900 60 M8a00rket Overview 55 The market prices of gold, and, to a lesser extent, copper ar7e00the primary drivers of our profitability and our abil5it0y to generate free cash flow for our shareholders. Gold The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,146 per ounce to $1,358 per ounce. The average market price for the year of $1,257 per ounce represented an increase of 0.5% versus 2016. AVERAGE MONTHLY SPOT GOLD PRICES (dollars per ounce) AVERAGE MONTHLY SPOT COPPER PRICES (dollars per pound) 1,800 4.0 1,600 3.5 1,400 3.0 2.5 1,200 2.0 1,000 2013 2014 2015 2016 2017 1.5 2013 2014 2015 2016 2017 38 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Utilizing option collar strategies, we have protected the downside on approximately 60 million pounds (~15%) of expected copper production for the first half of 2018 at an average floor price of $2.83 per pound and can participate up to an average price of $3.25 per pound. These positions expire evenly over the first six months of the year. Our remaining copper production is subject to market prices. We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2017, we recorded 40 million pounds of copper sales subject to final settlement at an average provisional price of $3.29 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $13 million, holding all other variables constant. Currency Exchange Rates The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 30% of our operating and capital cost exposures. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs. Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions put in place through our currency hedging program. During 2017, we did not have any currency hedge positions. In 2017, the Australian dollar traded in a range of $0.72 to $0.81 against the US dollar, while the US dollar against the Canadian dollar, Chilean peso and Argentinean peso ranged from $1.21 to $1.38, CLP613 to CLP682 and ARS 15.01 to ARS 19.20, respectively. We are unhedged against foreign exchange exposures as at December 31, 2017. Silver Silver traded in a range of $15.19 to $18.65 per ounce in 2017, with an average market price of $17.05 per ounce and closed the year at $16.87 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. Silver prices do not significantly impact our current operating earnings, cash flows, or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project. AVERAGE MONTHLY SPOT SILVER PRICES (dollars per ounce) 35 Fuel For 2017, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $42 and $61 per barrel, with an average market price of $51 per barrel and closed the year at $60 per barrel. During 2017, the price of crude oil rose significantly over the second half of the year, reaching the highest levels since mid-2015 toward the end of the year. Reduced supply and increasing demand have helped towards balancing the physical market, and an agreement reportedly being adhered to by major producing nations to cap production has improved overall market sentiment towards crude oil. 30 25 20 15 10 5 2013 2014 2015 2016 2017 Barrick Gold Corporation | Financial Report 2017 39

MANAGEMENT’S DISCUSSION AND ANALYSIS US Dollar Interest Rates Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. The range was raised by an additional 25 basis points in December 2016 and an additional 75 basis points over the course of 2017. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to continue in 2018. At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.2 billion at December 31, 2017); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long-lived assets and liabilities; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2017). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings. AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI) (dollars per barrel) $120 $100 $80 $60 $40 $20 2013 2014 2015 2016 2017 In 2017, we recorded hedge losses in earnings of $32 million on our fuel hedge positions (2016: $47 million loss and 2015: $19 million loss). Assuming December 31, 2017 market forward curves and year-end spot prices, we expect to realize fuel hedge losses of approximately $21 million in 2018. A significant portion of these losses has already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses began being recorded in Other Comprehensive Income. Financial Fuel Hedge Summary Impact of $10 % of total expected exposure change on pre-tax earnings (USD millions)1 Barrels (thousands) Average price 2018 1,244 78 28% 31 1. Includes the impact of hedges currently in place. 40 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Review of Annual Financial Results

### Revenue

| ($ millions, except per ounce/pound data in dollars) For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Gold | | | |
| 000s oz sold[1] | 5,302 | 5,503 | 6,083 |
| 000s oz produced[1] | 5,323 | 5,517 | 6,117 |
| Revenue | $ 7,631 | $ 7,908 | $ 7,813 |
| Market price[2] | 1,257 | 1,251 | 1,160 |
| Realized price[2,3] | $ 1,258 | $ 1,248 | $ 1,157 |
| Copper | | | |
| millions lbs sold[1] | 405 | 405 | 510 |
| millions lbs produced[1] | 413 | 415 | 511 |
| Revenue | $ 608 | $ 466 | $ 1,002 |
| Market price[2] | 2.80 | 2.21 | 2.49 |
| Realized price[2,3] | 2.95 | 2.29 | 2.37 |
| Other sales | $ 135 | $ 184 | $ 214 |
| Total revenue | $ 8,374 | $ 8,558 | $ 9,029 |

1. Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
2. Per ounce/pound weighted average.
3. Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

In 2017, gold revenues were down 4% compared to the prior year primarily due to a decrease in gold sales volume, partially offset by higher realized gold prices[1]. The average realized gold price[1] for 2017 was up $10 per ounce compared to the prior year reflecting the higher market gold prices in 2017, which averaged $6 per ounce higher than 2016.

In 2017, gold production was 194 thousand ounces or 4% lower than the prior year, primarily as a result of the divestment of 50% of the Veladero mine on June 30, 2017. Excluding the impact of the Veladero divestment, gold production decreased by 1% or 48 thousand ounces due to lower grade and recovery at Turquoise Ridge, lower grade at Pueblo Viejo and Hemlo, lower recovery at Lagunas Norte and lower throughput at Acacia as a result of reduced operations at Bulyanhulu. These decreases were partially offset by higher production at Barrick Nevada and Veladero attributed to higher throughput and grade.

Copper revenues for 2017 were up 30% compared to the prior year due to a higher realized copper price[1]. In 2017, the realized copper price was up $0.66 per pound compared to 2016, due to the 27% increase in market copper prices over the prior year.

Copper production for 2017 was 2 million pounds lower than the prior year as lower production at Lumwana by 15 million pounds due to lower grades and recoveries was partially offset by increased production at Jabal Sayid of 13 million pounds, related to a full year of production in 2017 after it achieved commercial production in July 2016.

### Production Costs

| ($ millions, except per ounce/pound data in dollars) For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Gold | | | |
| Direct mining costs | $ 3,063 | $ 3,215 | $ 4,006 |
| Depreciation | 1,529 | 1,504 | 1,615 |
| Royalty expense | 206 | 224 | 235 |
| Community relations | 38 | 37 | 50 |
| Cost of sales | $ 4,836 | $ 4,980 | $ 5,906 |
| Cost of sales (per oz)[1] | 794 | 798 | 859 |
| Cash costs[2,3] | 526 | 546 | 596 |
| All-in sustaining costs[2,3] | 750 | 730 | 831 |
| Copper | | | |
| Cost of sales | $ 399 | $ 319 | $ 814 |
| Cost of sales (per lb)[1] | 1.77 | 1.41 | 1.65 |
| C1 cash costs[2,3] | 1.66 | 1.49 | 1.73 |
| All-in sustaining costs[2,3] | $ 2.34 | $ 2.05 | $ 2.33 |

1. Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).
2. Per ounce/pound weighted average.
3. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

Barrick Gold Corporation | Financial Report 2017 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2017, cost of sales applicable to gold was 3% lower than the prior year primarily due to lower sales volume, which has contributed to a decrease in direct mining costs and royalty expense. This was partially offset by an increase in depreciation expense, as discussed below. On a per ounce basis, cost of sales applicable to gold[4] after removing the portion related to non-controlling interests, was 1% lower than the prior year primarily due to a decrease in direct mining costs combined with a positive change in our sales mix with lower relative sales volume from our higher cost Acacia mines. Direct mining costs expense also decreased as a result of higher capitalized waste stripping activity at Barrick Nevada and Veladero combined with lower inventory write-downs than the prior year and higher equipment rental costs in the prior year as a result of the oxygen plant motor failure at Pueblo Viejo in the fourth quarter of 2015. These decreases were partially offset by higher fuel prices and consulting costs associated with Best-in-Class initiatives. Direct mining costs in 2016 had also benefited from the receipt of insurance proceeds relating to the 2015 oxygen plant motor failure at Pueblo Viejo. Higher depreciation expense is mainly a result of higher depreciation at Pueblo Viejo relating to a tailings storage facility depreciation adjustment, partially offset by lower depreciation at Barrick Nevada associated with the South Arturo pit.

In 2017, gold all-in sustaining costs[1] were up $20 per ounce or 3% compared to the prior year primarily due to a planned increase in minesite sustaining capital expenditures, partially offset by lower cost of sales per ounce[4].

In 2017, cost of sales applicable to copper was 25% higher than the prior year as a result of higher power, fuel, consumables and contractor costs combined with higher depreciation expense at Lumwana. On a per pound basis, cost of sales applicable to copper[4], after including our proportionate share of cost of sales at our equity method investees, increased 26% compared to the prior year primarily due to higher direct mining costs combined with higher depreciation expense at Lumwana as discussed above, partially offset by the positive sales mix impact of lower sales volume at Lumwana compared to the prior year. This was further impacted by higher direct mining costs at Zaldívar primarily related to higher fuel and labor costs combined with higher depreciation expense.

Copper all-in sustaining costs[1], which have been adjusted to include our proportionate share of equity method investments, were 14% higher than the prior year primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Lumwana and Jabal Sayid.

### Capital Expenditures[1]

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Minesite sustaining[2] | $ 1,109 | $ 944 | $ 1,359 |
| Project capital expenditures[3,4] | 273 | 175 | 133 |
| Capitalized interest | – | – | 17 |
| **Total consolidated capital expenditures** | $ 1,382 | $ 1,119 | $ 1,509 |
| **Attributable consolidated capital expenditures[5]** | $ 1,364 | $ 1,053 | $ 1,414 |

1. These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
2. Includes both minesite sustaining and mine development.
3. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
4. Includes both minesite expansion and projects.
5. These amounts are presented on the same basis as our guidance, which include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

In 2017, total consolidated capital expenditures increased 24% compared to the prior year primarily due to an increase in minesite sustaining capital expenditures combined with an increase in project capital expenditures.

The 17% increase in minesite sustaining capital expenditures reflects a $143 million increase in sustaining capital at Barrick Nevada relating to higher capitalized stripping costs at Goldstrike open pit and a greater number of minesite sustaining projects compared to 2016, combined with increased spending of $78 million relating to phases 4B and 5B of the leach pad expansion and additional equipment purchases at Veladero. These increases were partially offset by a $53 million decrease in sustaining capital at Acacia as a result of

42 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

reduced operations at Bulyanhulu combined with lower capitalized stripping at North Mara relating to Nyabirama Stage 3 and 4.

Project capital expenditures increased by $98 million primarily as a result of greater spending incurred at Barrick Nevada relating to development of Crossroads and Cortez Hills Lower Zone, and Goldrush project drilling, partially offset by lower spending at South Arturo, which entered commercial production in August 2016.

### General and Administrative Expenses

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Corporate administration[1] | $ 201 | $ 159 | $ 183 |
| Stock-based compensation[2] | 26 | 42 | 8 |
| Acacia | 21 | 55 | 42 |
| **General & administrative expenses** | **$ 248** | **$ 256** | **$ 233** |

1. For the year ended December 31, 2017, corporate administration costs include approximately $3 million of severance costs (2016: $9 million; 2015: $29 million).
2. Based on US$14.47 share price as at December 31, 2017 (2016: US$15.98; 2015: US$7.38) and excludes Acacia.

General and administrative expenses were $8 million lower than the prior year primarily related to lower stock-based compensation expense due to decreases in Barrick's and Acacia's share prices. These were partially offset by higher corporate administration expenses, in line with expectation, mainly relating to increased spending on digital initiatives and upgrading IT systems.

### Exploration, Evaluation and Project Costs

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Minesite exploration and evaluation | $ 47 | $ 44 | $ 47 |
| Global exploration and evaluation | 126 | 88 | 116 |
| Advanced project costs: | | | |
| Pascua-Lama | 122 | 59 | 119 |
| Other | 14 | 17 | 12 |
| Corporate development | 13 | 14 | 42 |
| Business improvement and innovation | 32 | 15 | 19 |
| Global exploration and evaluation and project expense | $ 307 | $ 193 | $ 308 |
| **Total exploration, evaluation and project expenses** | **$ 354** | **$ 237** | **$ 355** |

Exploration, evaluation and project costs for 2017 increased $117 million compared to the prior year. The increase is primarily due to a $63 million increase in project costs at Pascua-Lama including study costs. The increase was further impacted by a $38 million increase in global exploration expenses, including Alturas, and various earn-in projects combined with a $17 million increase in business improvement and innovation, primarily related to innovation projects.

### Finance Costs, Net

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Interest expense[1] | $ 511 | $ 591 | $ 737 |
| Accretion | 67 | 50 | 63 |
| Loss (gain) on debt extinguishment | 127 | 129 | (68) |
| Other finance costs | – | 18 | 7 |
| Finance income | (14) | (13) | (13) |
| **Finance costs, net** | **$ 691** | **$ 775** | **$ 726** |

1. For the year ended December 31, 2017, interest expense includes approximately $101 million of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (2016: $100 million; 2015: $61 million).

In 2017, net finance costs were $84 million lower than the prior year primarily due to an $80 million reduction in interest expense attributed to debt reductions combined with a decrease in other finance costs relating to amortization of debt issue costs and higher gains on interest rate hedges. These were partially offset by an increase in accretion expense. We also recorded $127 million and $129 million in losses on debt extinguishment in 2017 and 2016, respectively, as we have been actively reducing our outstanding debt balances in recent years.

### Additional Significant Statement of Income Items

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Impairment charges (reversals) | $ (212) | $ (250) | $ 3,897 |
| Loss (income) on currency translation | $ 72 | $ 199 | $ 120 |
| Other expense/(income) | $ (799) | $ 60 | $ (113) |

Barrick Gold Corporation | Financial Report 2017 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

### Impairment Charges (Reversals)

| For the years ended December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| ($ millions) | Post-tax (our share) | Post-tax (our share) | Post-tax (our share) |
| Asset impairments (reversals) | | | |
| Cerro Casale | $ (518) | $ – | $ – |
| Bulyanhulu | 350 | – | – |
| Lumwana | (259) | – | – |
| Pascua-Lama | 407 | 1 | 399 |
| Lagunas Norte | 2 | (20) | 26 |
| Golden Sunlight | 2 | – | – |
| Veladero | – | (179) | – |
| Equity method investments | – | 49 | – |
| Pueblo Viejo | – | – | 386 |
| Buzwagi | – | – | 30 |
| Round Mountain/Bald Mountain | – | – | 53 |
| Exploration sites | 8 | – | – |
| Other | 1 | 3 | 53 |
| Total asset impairment charges (reversals) | $ (7) | $ (146) | $ 947 |
| Goodwill | | | |
| Goldstrike | $ – | $ – | $ 730 |
| Zaldívar | – | – | 427 |
| Pueblo Viejo | – | – | 412 |
| Cortez | – | – | 355 |
| Lagunas Norte | – | – | 247 |
| Total goodwill impairment charges | $ – | $ – | $ 2,171 |
| Tax effects and NCI | (205) | (104) | 779 |
| Total impairment charges (reversals) (100%) | $ (212) | $ (250) | $ 3,897 |

In 2017, we recognized $7 million (net of tax and non-controlling interests) of net impairment reversals for non-current assets. This was primarily as a result of impairment reversals at the Cerro Casale project upon reclassification of the project's net assets as held-for-sale as at March 31, 2017, combined with impairment reversals at Lumwana due to an increase in reserves. These were partially offset by an impairment taken at Acacia's Bulyanhulu mine related to the continued challenges experienced in the operating environment in Tanzania and net impairments taken at Pascua-Lama, mainly attributable to the reclassification of open-pit reserves to resources after receiving a closure order from the Chilean regulators. This compares to non-current asset impairment reversals of $146 million (net of tax and non-controlling interests) in the prior year primarily relating to net impairment reversals at Veladero and Lagunas Norte as a result of improvements in the cost structure, partially offset by a $49 million write-down of our equity method investment in Zaldívar due to the final purchase price adjustments. Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

### Loss (Income) on Currency Translation

Loss on currency translation for 2017 decreased $127 million compared to the prior year primarily due to $81 million of currency translation losses recognized during the first quarter of 2016 as a result of the disposal and reorganization of certain Australian entities. This was further impacted by lower unrealized foreign currency translation losses relating to the Argentinean peso, which did not depreciate as quickly in the current year.

### Other Expense (Income)

Other income was $799 million in 2017 compared to an expense of $60 million in the prior year. The increase primarily relates to 2017 gains of $718 million connected to the sale of a 50% interest in the Veladero mine and $193 million on the gain related to the sale of a 25% interest in the Cerro Casale project. This was partially offset by an increase at Acacia relating to Bulyanhulu reduced operations program costs combined with higher litigation expense. This compares to a $42 million loss, primarily relating to Zaldívar, as a result of the final purchase price adjustments recorded in 2016. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

**Income Tax Expense**

Income tax expense was $1,231 million in 2017. The underlying effective tax rate for ordinary income in 2017 was 44% after adjusting for the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of debt extinguishment costs; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses; the impact of United States tax reform; the impact of the proposed framework for Acacia operations; and the impact of US withholding taxes. The unadjusted tax rate for income in 2017 was 45% of the income before income taxes.

44 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

#### Reconciliation to Canadian Statutory Rate

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| At 26.5% statutory rate | $ 728 | $ 471 |
| Increase (decrease) due to: | | |
| Allowances and special tax deductions[1] | (96) | (134) |
| Impact of foreign tax rates[2] | 215 | 113 |
| Expenses not tax deductible | 24 | 54 |
| Non-taxable gains on sales of long-lived assets | (241) | – |
| Impairment charges not recognized in deferred tax assets | 66 | – |
| Net currency translation losses on deferred tax balances | 10 | 23 |
| Tax impact of profits from equity accounted investments | (7) | (5) |
| Current year tax losses not recognized in deferred tax assets | 21 | 35 |
| United States tax reform | (203) | – |
| Non-recognition of US AMT credits | – | 13 |
| Adjustments in respect of prior years | (6) | (4) |
| Increase to income tax related contingent liabilities | 172 | 70 |
| Impact of tax rate changes | – | (13) |
| United States withholding taxes | 252 | – |
| Other withholding taxes | 18 | 11 |
| Mining taxes | 266 | 267 |
| Other items | 12 | 16 |
| Income tax expense | $ 1,231 | $ 917 |

1. We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2. We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2017 and 2016 include the following:

#### Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2017 and 2016, tax expense of $10 million and $23 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax expense/recovery.

#### United States Tax Reform

On December 22, 2017 Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate Alternative Minimum Tax (AMT) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million, which can be used to offset the one-time toll charge. The net one-time 2017 toll charge payable amount of $140 million is payable over 8 years. $129 million of this amount has been recorded in other non-current liabilities (refer to note 29 to the Financial Statements). The impact of the United States Tax Reform may differ from this estimate due to changes in interpretations and assumptions we have made and guidance that may be issued.

#### Proposed Framework for Acacia Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support

Barrick Gold Corporation | Financial Report 2017 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. Refer to note 36 to the Financial Statements for further information with respect to these matters.

### United States Withholding Taxes

Prior to fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During fourth quarter 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in fourth quarter 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $130 million has been recorded in other non-current liabilities (refer to note 29 to the Financial Statements).

## Financial Condition Review

### Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)

| As at December 31 | 2017 | 2016 | 2015 |
|---|---|---|---|
| Total cash and equivalents | $ 2,234 | $ 2,389 | $ 2,455 |
| Current assets | 2,450 | 2,485 | 3,013 |
| Non-current assets | 20,624 | 20,390 | 20,840 |
| Total Assets | $ 25,308 | $ 25,264 | $ 26,308 |
| Current liabilities excluding short-term debt | $ 1,688 | $ 1,676 | $ 1,644 |
| Non-current liabilities excluding long-term debt[1] | 6,130 | 5,344 | 5,241 |
| Debt (current and long-term) | 6,423 | 7,931 | 9,968 |
| Total Liabilities | $ 14,241 | $ 14,951 | $ 16,853 |
| Total shareholders' equity | 9,286 | 7,935 | 7,178 |
| Non-controlling interests | 1,781 | 2,378 | 2,277 |
| Total Equity | $ 11,067 | $ 10,313 | $ 9,455 |
| Total common shares outstanding (millions of shares)[2] | 1,167 | 1,166 | 1,165 |
| **Key Financial Ratios:** | | | |
| Current ratio[3] | 2.68:1 | 2.68:1 | 2.77:1 |
| Debt-to-equity[4] | 0.58:1 | 0.77:1 | 1.05:1 |

1. Non-current financial liabilities as at December 31, 2017 were $6,844 million (2016: $8,002 million; 2015: $10,068 million).
2. Total common shares outstanding do not include 1.0 million stock options.
3. Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2017, December 31, 2016 and December 31, 2015.
4. Represents debt divided by total shareholders' equity (including minority interest) as at December 31, 2017 and December 31, 2016.

46 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS In 2018, we have capital commitments of $79 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,400 to $1,600 million in 2018 based on our guidance range on page 31. In 2018, we have contractual obligations and commitments of $548 million in purchase obligations for supplies and consumables and $30 million in derivative liabilities which will form part of operating costs. In addition, we have $362 million in interest payments and other amounts as detailed in the table on page 69. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances. Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold and, to a lesser extent, copper are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, S&P affirmed the Company’s BBB-rating and raised its outlook to positive from stable. Also in August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In September 2017, Moody’s and S&P each released reports affirming their existing ratings and outlooks. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.27:1 as at December 31, 2017 (0.35:1 as at December 31, 2016). Balance Sheet Review Total assets were $25.3 billion at December 31, 2017, in line with the balance at December 31, 2016, as the sale of 50% percent of our Veladero mine in Argentina and 25% of the Cerro Casale project in Chile, combined with impairment charges at Acacia’s Bulyanhulu mine and our Pascua-Lama project, were offset by the remeasurement of our remaining interest in the Veladero mine and the Cerro Casale project, combined with asset impairment reversals, mainly at Lumwana. The proceeds from the Veladero transaction were a primary source of funding for debt repayments, and were combined with a portion of our existing cash balance, which further reduced total assets. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at December 31, 2017 totaled $14.2 billion, approximately $0.7 billion lower than at December 31, 2016, reflecting $1.5 billion of debt repayments made during the year, partially offset by increases in our provisions for environmental rehabilitation of $0.8 billion. Shareholders’ Equity A s at February 6, 2018 Number of shares Common shares Stock options 1,166,577,478 999,467 Financial Position and Liquidity Total cash and cash equivalents as at December 31, 2017 was $2.2 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2017, our total debt was $6.4 billion (debt net of cash and equivalents was $4.2 billion) and our debt-to-equity ratio was 0.58:1. This compares to debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion), and a debt-to-equity ratio of 0.77:1. At the beginning of 2017, we set a target to reduce our total debt by $2.9 billion, to around $5 billion, by the end of 2018 – half of which was targeted in 2017. We exceeded our 2017 target, reducing total debt by $1.5 billion in 2017. We currently have less than $100 million2 in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. Barrick Gold Corporation | Financial Report 2017 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

### Summary of Cash Inflow (Outflow)

| ($ millions)<br>For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| **Net cash provided by operating activities** | $ 2,065 | $ 2,640 |
| **Investing activities** | | |
| Capital expenditures | $ (1,396) | $ (1,126) |
| Divestitures | 990 | 588 |
| Other | 69 | 126 |
| **Total investing inflows/(outflows)** | $ (337) | $ (412) |
| **Financing activities** | | |
| Net change in debt[1] | $ (1,533) | $ (2,057) |
| Dividends[2] | (125) | (86) |
| Other | (228) | (154) |
| **Total financing inflows/(outflows)** | $ (1,886) | $ (2,297) |
| Effect of exchange rate | 3 | 3 |
| **Increase/(decrease) in cash and equivalents** | $ (155) | $ (66) |

1. The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
2. In 2017 we declared and paid dividends in US dollars totaling $0.12 per share (2016: $0.08 per share; 2015: $0.14 per share).

In 2017, we generated $2,065 million in operating cash flow, compared to $2,640 million of operating cash flow in the prior year. The decrease of $575 million was due to lower gold sales as a result of the divestment of 50% of the Veladero mine on June 30, 2017, lower gold sales volume at Pueblo Viejo, Hemlo, Turquoise Ridge, Lagunas Norte and Acacia, partially offset by higher sales at Barrick Nevada attributed to higher grades and Best-in-Class initiatives positively impacting throughput. This was further impacted by working capital outflows reflecting the buildup of metals inventory at Pueblo Viejo, Lagunas Norte and Acacia combined with an increase in exploration, evaluation and project expenses. Operating cash flow was also affected by lower cash flows attributed to non-controlling interest, combined with higher cash taxes paid. These outflows were partially offset by higher gold and copper prices as well as lower direct mining costs.

The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in 2017 amounted to $337 million compared to $412 million of cash inflows in the prior year. The decrease of $75 million compared to 2016 is primarily due to $402 million of additional proceeds from the divestitures in the current year relating to $990 million from the divestiture of a 50% interest in Veladero in 2017 compared to $588 million of proceeds from the sale of Bald Mountain and our 50% interest in Round Mountain in 2016. This was partially offset by a planned increase in capital expenditures on a cash basis of $270 million in the current period.

Net financing cash outflows for 2017 amounted to $1,886 million, compared to $2,297 million in the prior year. The net financing cash outflows in 2017 and 2016 primarily consist of net debt repayments including non-cash items of $1,533 million and $2,057 million, respectively, as we achieved our debt reduction goals. This was combined with higher outflows associated with non-controlling interests and dividends, partially offset by a reduction in debt extinguishment costs.

48 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Summary of Financial Instruments**[1]

As at December 31, 2017

| Financial Instrument | Principal/ Notional Amount | Associated Risks |
|---|---|---|
| Cash and equivalents | $ 2,234 million | ▪ Interest rate<br>▪ Credit |
| Accounts receivable | $ 239 million | ▪ Credit<br>▪ Market |
| Other investments | $ 33 million | ▪ Market<br>▪ Liquidity |
| Accounts payable | $ 1,059 million | ▪ Liquidity |
| Debt | $ 6,456 million | ▪ Interest rate |
| Restricted share units | $ 41 million | ▪ Market |
| Deferred share units | $ 12 million | ▪ Market |
| Derivative instruments – currency contracts | AUD 21 million<br>CAD 8 million<br>PGK 32 million | ▪ Market/liquidity |
| Derivative instruments – gold contracts<br>Derivative instruments – copper contracts | 105 thousand oz<br>60 million lbs | ▪ Market/liquidity<br>▪ Credit<br>▪ Interest rate |
| Derivative instruments – energy contracts | Diesel 1 million bbls | ▪ Market/liquidity<br>▪ Credit<br>▪ Interest rate |
| Derivative instruments – interest rate contracts | Receive float interest rate swaps $ 71 million | ▪ Market/liquidity |

1. Refer to note 25 to the Financial Statements for more information regarding financial instruments.

## Operating Segments Performance

**Review of Operating Segments Performance**

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick's business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick's Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Our updated presentation of our reportable operating segments is now four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an "other" category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Barrick Gold Corporation | Financial Report 2017 49

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Barrick Nevada[1], Nevada USA

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Total tonnes mined (000s) | 211,090 | 192,753 | 10% | 223,661 |
| Open pit | 208,240 | 189,941 | 10% | 221,501 |
| Underground | 2,850 | 2,812 | 1% | 2,160 |
| Average grade (grams/tonne) | | | | |
| Open pit mined | 2.73 | 1.74 | 57% | 1.87 |
| Underground mined | 10.58 | 11.39 | (7%) | 13.40 |
| Processed | 3.50 | 2.62 | 34% | 2.72 |
| Ore tonnes processed (000s) | 23,894 | 32,473 | (26%) | 29,158 |
| Oxide mill | 4,562 | 4,197 | 9% | 3,476 |
| Roaster | 4,902 | 4,789 | 2% | 5,050 |
| Autoclave | 4,258 | 3,503 | 22% | 2,605 |
| Heap leach | 10,172 | 19,984 | (49%) | 18,027 |
| Gold produced (000s/oz) | 2,312 | 2,155 | 7% | 2,052 |
| Oxide mill | 957 | 569 | 68% | 530 |
| Roaster | 929 | 1,115 | (17%) | 1,177 |
| Autoclave | 248 | 242 | 2% | 204 |
| Heap leach | 178 | 229 | (22%) | 141 |
| Gold sold (000s/oz) | 2,357 | 2,162 | 9% | 1,981 |
| Segment revenue ($ millions) | $ 2,961 | $ 2,703 | 10% | $ 2,272 |
| Cost of sales ($ millions) | 1,869 | 1,896 | (1%) | 1,551 |
| Segment income ($ millions) | 1,052 | 771 | 36% | 678 |
| Segment EBITDA ($ millions)[2] | 1,845 | 1,578 | 17% | 1,215 |
| Capital expenditures ($ millions)[3] | 584 | 328 | 78% | 339 |
| Minesite sustaining | 360 | 217 | 66% | 211 |
| Project | 224 | 111 | 102% | 128 |
| Cost of sales (per oz) | 792 | 876 | (10%) | 782 |
| Cash costs (per oz)[2] | 455 | 502 | (9%) | 504 |
| All-in sustaining costs (per oz)[2] | 624 | 618 | 1% | 631 |
| All-in costs (per oz)[2] | $ 722 | $ 678 | 6% | $ 715 |

1. Includes our 60% share of South Arturo.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.
3. 2015 figures exclude capitalized interest.

### *Financial Results*

Barrick Nevada's segment income for 2017 was 36% higher than the prior year primarily due to an increase in sales volume combined with higher realized gold prices[1] and a decrease in cost of sales.

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,160
1,251
1,257
1,215
678
1,578
771
1,845
1,052
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

50 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2017, gold production was 7% higher than the prior year primarily due to higher grades mined and processed from Cortez Hills open pit ("CHOP") coupled with higher throughput at the oxide mill as a result of Best-in-Class process improvements and an increased permit limit. These improvements resulted in the highest annual throughput level ever achieved at the oxide mill. This was partially offset by lower Goldstrike open pit stockpile grades available for processing at the roaster compared to higher stockpile grades in the prior year, fewer Goldstrike underground ounces processed due to a decrease in long-hole stoping and available stopes to mine, and fewer leach tonnes mined and placed in the current year at Cortez. Lower grades at Cortez Hills underground ("CHUG") as it advances deeper into the mine were partially offset by higher mining rates as a result of digitization initiatives such as short interval control and automation. For 2017, gold sales were higher than production due to a drawdown of work in process inventory in the current year as a result of Best-in-Class process improvements.

**PRODUCTION**
(000s ounces)


2,500
1,250
0
2,155
2,312
2,000 to 2,255
2016
2017
2018 (est)

Cost of sales per ounce[4] for 2017 was $84 per ounce lower than the prior year primarily due to the impact of higher sales volume on unit production costs combined with higher capitalized waste stripping activity at Crossroads and lower depreciation associated with South Arturo as mining ended in July 2017 and which had a high depreciation per ounce impact due to the short mine life. These decreases in cost of sales per ounce[4] were partially offset by lower grades mined and processed from CHUG, Goldstrike underground and Goldstrike open pit, as well as higher autoclave production in the current year, which is the highest cost per tonne processing facility for Barrick Nevada. This was further impacted by inventory write-downs in the prior year which were not experienced in the current year.

All-in sustaining costs[1] increased by $6 per ounce from the prior year primarily due to higher minesite sustaining capital expenditures, partially offset by lower direct mining costs combined with a higher sales volume. Lower direct mining costs were mainly due to higher capitalized waste stripping at Crossroads, which is classified as project capital expenditures.

**COST OF SALES, CASH COSTS[1] AND AISC[1]** ($ per ounce)


876
618
502
792
624
455
760 to 810
610 to 660
470 to 530
2016
2017
2018 (est)
Cash Costs
AISC
Cost of Sales

In 2017, capital expenditures increased by 78% from the prior year due to higher minesite sustaining capital combined with higher project expenditures. Higher minesite sustaining capital is attributed to higher capitalized stripping relating to the 3rd and 4th northwest laybacks at the Goldstrike open pit; underground cooling and ventilation project to allow mining below 3,600 feet at the Goldstrike underground; tailings expansions; the autoclave thiosulfate water treatment plant conversion which significantly improved water balances and the consumption of fresh reagent; the roaster oxygen plant upgrade to increase plant availability; and digitization initiatives to enhance productivity and

Barrick Gold Corporation | Financial Report 2017 51

MANAGEMENT’S DISCUSSION AND ANALYSIS efficiency. Investment in digitization initiatives resulted in a significant increase in mining rates at CHUG and increased oxide mill performance. Project capital expenditures in 2017 increased compared to the prior year as a result of capitalized stripping and dewatering at Crossroads combined with underground development at Cortez Hills Lower Zone, the range front declines, and Goldrush project drilling. These were partially offset by a decrease in pre-production stripping at the South Arturo pit, which entered commercial production in August 2016. underground. Throughput initiatives at the autoclave are expected to more than offset lower autoclave recovery as we transition primarily from an all acid blend to an alkaline/acid blend. In 2018, we expect cost of sales per ounce4 to remain in the range of $760 to $810 per ounce as lower production is offset by lower CHOP depreciation. We expect cash costs1 to be in the range of $470 to $530, which is higher than 2017 due to lower ounces sold. CHUG is expected to exceed its increased mining rates achieved in the fourth quarter of 2017 driven by digital initiatives such as short interval control and automation, and continued transition to bulk mining, which is significantly lowering its overall expected cost per tonne in 2018. This is offset by an increase in Goldstrike open pit’s expected cost per tonne as we mine ore at the bottom of the pit and continue to strip the 4th northwest layback, increased CHOP dewatering costs, and major roaster maintenance planned mid-2018. All-in sustaining costs1 are expected to remain in the range of $610 to $660 per ounce as lower production is offset by lower sustaining capital expenditures for tailings expansions, process improvements, and Goldstrike underground projects to enable mining deeper in the mine. Outlook At Barrick Nevada we expect gold production to be in the range of 2,000 to 2,255 thousand ounces, which is lower than 2017 production levels. Lower production is expected at CHOP and CHUG. At Cortez Hills open pit, mining will transition from purely oxide ore to a mix of oxide, refractory, and transitional ores. Grade mined from Cortez Hills underground is expected to be lower as we progress deeper in the mine. This is partially offset by increased throughput at the oxide mill, increased grades at Goldstrike open pit from processing the 3rd northwest layback compared to stockpile processing in the prior year, and higher grades at Goldstrike 52 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Pueblo Viejo (60% basis)[1], Dominican Republic

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Open pit tonnes mined (000s) | 23,430 | 23,278 | 1% | 22,736 |
| Average grade (grams/tonne) | | | | |
| Open pit mined | 3.07 | 3.13 | (2%) | 3.35 |
| Processed | 4.57 | 5.29 | (14%) | 4.94 |
| Autoclave ore tonnes processed (000s) | 4,791 | 4,527 | 6% | 4,150 |
| Gold produced (000s/oz) | 650 | 700 | (7%) | 572 |
| Gold sold (000s/oz) | 637 | 700 | (9%) | 597 |
| Segment revenue ($ millions) | $ 850 | $ 925 | (8%) | $ 757 |
| Cost of sales ($ millions) | 445 | 395 | 13% | 525 |
| Segment income ($ millions) | 395 | 528 | (25%) | 230 |
| Segment EBITDA ($ millions)[2] | 538 | 621 | (13%) | 390 |
| Capital expenditures ($ millions) | 69 | 61 | 13% | 61 |
| Minesite sustaining | 69 | 61 | 13% | 61 |
| Project | – | – | – | – |
| Cost of sales (per oz) | 699 | 564 | 24% | 881 |
| Cash costs (per oz)[2] | 405 | 395 | 3% | 467 |
| All-in sustaining costs (per oz)[2] | 525 | 490 | 7% | 597 |
| All-in costs (per oz)[2] | $ 525 | $ 490 | 7% | $ 597 |

1. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

### *Financial Results*

Pueblo Viejo's segment income for 2017 was 25% lower than the prior year primarily due to a decrease in sales volumes attributed to lower ore grades combined with higher cost of sales, partially offset by higher gold prices.

#### SEGMENT INCOME AND SEGMENT EBITDA[1]


1,160
1,251
1,257
230
390
528
621
395
538
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2017, gold production was 7% lower than the prior year primarily due to lower ore grades processed in the current year as compared to higher grades processed from the Moore pit in the prior year, partially offset by higher recovery rates. Improvements in carbon management and reagent cyanide addition have improved recoveries compared to the prior year. Higher throughput for 2017 was due to optimization of autoclave operations and fewer descaling shutdowns as a result of Best-in-Class initiatives.

#### PRODUCTION
(000s ounces)


800
400
0
700
650
585 to 615
2016
2017
2018 (est)

Barrick Gold Corporation | Financial Report 2017 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

**COST OF SALES, CASH COSTS[1] AND AISC[1]** ($ per ounce)


564
490
395
699
525
405
720
to
750
590
to
620
425
to
450
2016
2017
2018 (est)
Cash Costs
AISC
Cost of Sales

Cost of sales per ounce[4] in 2017 was $135 per ounce higher than the prior year primarily due to the impact of lower sales volume on unit production costs combined with higher depreciation expense relating to a tailings storage facility depreciation adjustment and higher fuel prices. 2016 cost of sales per ounce[4] was also lower due to one-time insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure. This was partially offset by higher equipment rental costs in the prior year as a result of the oxygen plant motor failure.

In 2017, all-in sustaining costs[1] increased by $35 per ounce compared to the prior year due to higher minesite sustaining capital expenditures combined with the higher cost of sales per ounce[4]. All-in sustaining costs[1] were not impacted by the aforementioned insurance proceeds and depreciation adjustment as the insurance benefit was excluded from our calculation and depreciation does not form part of all-in sustaining costs[1].

In 2017, capital expenditures increased by 13% compared to the prior year primarily attributed to the timing of mining equipment replacements, increased capitalization of costs related to the process plant and construction of the Bonao III power substation. This was partially offset by a decrease in capitalized stripping costs as a result of planned mine plan sequencing.

*Outlook*

At Pueblo Viejo, we expect our equity share of 2018 gold production to be in the range of 585 to 615 thousand ounces, below 2017 production levels, driven by reduced gold head grade, partially offset by increased autoclave throughput resulting from improved maintenance strategies and small-scale pre-oxidation and flotation concentrate pre-processing expansions.

In 2018, we expect cost of sales per ounce[4] to be in the range of $720 to $750 per ounce, cash costs[1] to be $425 to $450 per ounce and all-in-sustaining costs[1] to be $590 to $620 per ounce. All three measures are expected to be higher than 2017 primarily due to a reduction in total ounces produced and sold, higher fuel prices and higher sustaining capital expenditures related mainly to increased capitalized waste stripping, tailings dam construction, Quisqueya power station gas conversion and Bonao sub-station construction capital projects. By-product credits are expected to be higher than 2017, reflecting increased metal prices, ore grades and recoveries for both silver and copper.

54 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Lagunas Norte, Peru

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Open pit tonnes mined (000s) | 32,859 | 40,847 | (20%) | 49,126 |
| Average grade (grams/tonne) | | | | |
| Open pit mined | 1.41 | 1.18 | 19% | 1.10 |
| Processed | 1.05 | 1.12 | (6%) | 1.02 |
| Heap leach ore tonnes processed (000s) | 17,874 | 17,253 | 4% | 21,880 |
| Gold produced (000s/oz) | 387 | 435 | (11%) | 560 |
| Gold sold (000s/oz) | 397 | 425 | (7%) | 565 |
| Segment revenue ($ millions) | $ 514 | $ 548 | (6%) | $ 673 |
| Cost of sales ($ millions) | 245 | 276 | (11%) | 378 |
| Segment income ($ millions) | 259 | 260 | – | 285 |
| Segment EBITDA ($ millions)[1] | 327 | 356 | (8%) | 454 |
| Capital expenditures ($ millions) | 25 | 56 | (55%) | 67 |
| Minesite sustaining | 20 | 51 | (61%) | 67 |
| Project | 5 | 5 | – | – |
| Cost of sales (per oz) | 617 | 651 | (5%) | 669 |
| Cash costs (per oz)[1] | 405 | 383 | 6% | 329 |
| All-in sustaining costs (per oz)[1] | 483 | 529 | (9%) | 509 |
| All-in costs (per oz)[1] | $ 497 | $ 540 | (8%) | $ 509 |

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

*Financial Results*

Lagunas Norte's segment income for 2017 was in line with the prior year primarily due to lower sales volumes, offset by higher realized gold prices[1] combined with lower depreciation expense.

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,160
1,251
1,257
285
454
260
356
259
327
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2017, gold production was 11% lower than the prior year as a result of processing harder material with lower grades and slower recovery rates combined with a higher percentage of older stock material, in line with expectations as the mine matures. Productivity for 2017 was further impacted by heavy rains causing road closures and power outages early in the year combined with lower efficiency with the loading and hauling equipment.

PRODUCTION
(000s ounces)


600
300
0
435
387
230
to
270
2016
2017
2018 (est)

Barrick Gold Corporation | Financial Report 2017 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

**COST OF SALES, CASH COSTS[1] AND AISC[1]** ($ per ounce)


651
529
383
617
483
405
780
to
910
670
to
780
420
to
490
2016
2017
2018 (est)
Cash Costs
AISC
Cost of Sales

Cost of sales per ounce[4] for 2017 was $34 per ounce lower than the prior year mainly due to lower depreciation expense and realized cost savings from the Best-in-Class program, such as initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control and improvements in planned maintenance. These were partially offset by the impact of lower sales volume and higher direct mining costs, resulting from lower capitalized waste stripping and higher processing costs driven by higher tonnage processed and increased supplies consumption given the treatment of different ore types in the mine plan. In 2017, all-in sustaining costs[1] decreased by $46 per ounce compared to the prior year primarily due to the decrease in minesite sustaining capital expenditures, partially offset by higher direct mining costs.

In 2017, capital expenditures decreased by 55% compared to the prior year due to lower minesite sustaining capital relating to the construction of phase 6 of the leach pad, which was completed in the prior year period, combined with lower capitalized stripping. Project expenditures relate to ongoing studies for the sequenced life-of-mine extension which involves the potential construction of a grinding and carbon-in-leach processing circuit to treat carbonaceous oxides ore which may be expanded later with flotation and pressure oxidation circuits to treat refractory material.

### *Outlook*

At Lagunas Norte we expect 2018 production to be in the range of 230 to 270 thousand ounces, lower than 2017 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with harder ore material with lower kinetics and recoveries.

We expect cost of sales per ounce[4] to be in the range of $780 to $910 per ounce. This increase, in comparison with 2017, is mainly driven by the impact of lower gold sales combined with an increase in depreciation expense and higher corporate social responsibility expenses. We expect cash costs[1] to be in the range of $420 to $490 per ounce and all-in sustaining costs[1] to be in the range of $670 to $780 per ounce. The increase in all-in sustaining costs[1] in comparison with 2017 is driven mainly by the decrease in production and increase in sustaining capital expenditures in 2018. Operational costs are expected to decrease aligned to the reduced mine production plan compared to 2017. Best-in-Class operational initiatives for 2018 will be focused on getting gold ounces from injection wells and slag processing.

56 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Veladero, Argentina[1]

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Open pit tonnes mined (000s) | 48,376 | 62,227 | (22%) | 83,409 |
| Average grade (grams/tonne) | | | | |
| Open pit mined | 1.00 | 0.82 | 22% | 0.81 |
| Processed | 1.02 | 0.82 | 24% | 0.82 |
| Heap leach ore tonnes processed (000s) | 21,190 | 28,028 | (24%) | 28,385 |
| Gold produced (000s/oz) | 432 | 544 | (21%) | 602 |
| Gold sold (000s/oz) | 458 | 532 | (14%) | 629 |
| Segment revenue ($ millions) | $ 591 | $ 685 | (14%) | $ 720 |
| Cost of sales ($ millions) | 410 | 464 | (12%) | 499 |
| Segment income ($ millions) | 173 | 220 | (21%) | 216 |
| Segment EBITDA ($ millions)[2] | 292 | 338 | (14%) | 324 |
| Capital expenditures ($ millions) | 173 | 95 | 82% | 242 |
| Minesite sustaining | 173 | 95 | 82% | 242 |
| Project | – | – | – | – |
| Cost of sales (per oz) | 897 | 872 | 3% | 792 |
| Cash costs (per oz)[2] | 598 | 582 | 3% | 552 |
| All-in sustaining costs (per oz)[2] | 987 | 769 | 28% | 946 |
| All-in costs (per oz)[2] | $ 987 | $ 769 | 28% | $ 946 |

1. We sold 50% of Veladero on June 30, 2017; therefore these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

*Financial Results*

Veladero's segment income for 2017 was 21% lower than the prior year primarily due to the impact of the divestment of 50% of the Veladero mine as at June 30, 2017, partly offset by higher realized gold prices[1]. This was further impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued because of the change in control.

**SEGMENT INCOME AND SEGMENT EBITDA[1]**


1,160
1,251
1,257
216
324
220
338
173
292
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2017, gold production was 21% lower compared to the prior year due to the divestment of 50% of the mine as at June 30, 2017. Excluding the impact of the divestment, gold production increased 18% in the current year primarily as a result of higher grades processed combined with higher tonnes placed on the leach pad, partially offset by lower recovery reflecting the impact of the temporary restriction due to the March 28, 2017 incident with the leach pumping system. The prior year was negatively impacted by the temporary suspension of operations late in the third quarter of 2016 combined with severe weather conditions.

**PRODUCTION**
(000s ounces)


600
300
0
544
432
275
to
330
2016
2017
2018 (est)

Barrick Gold Corporation | Financial Report 2017 57

MANAGEMENT’S DISCUSSION AND ANALYSIS Cost of sales per ounce4 in 2017 was $25 per ounce higher than the prior year primarily due to the impact of higher direct mining costs combined with higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine, partially offset by a lack of depreciation in the second quarter of 2017 as Veladero was classified as held-for-sale pending the close of the sale on June 30, 2017. The increase in direct mining costs primarily related to consulting services, camp costs, mining costs due to additional fleet, maintenance and labor and contractors due to the impact of inflation in Argentina. These increases were partially offset by higher capitalized waste stripping costs in the current year as there was no capitalized waste stripping in the third quarter of 2016 as a result of severe weather conditions. In 2017, all-in sustaining costs1 increased by $218 per ounce compared to the prior year primarily due to an increase in minesite sustaining capital expenditures combined with an increase in cost of sales per ounce4. On April 6, 2017, we announced the sale to Shandong Gold of a 50% interest in the Veladero mine, which reflects the first step in our strategic partnership with Shandong. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which reflected working capital adjustments of $30 million in the fourth quarter of 2017. Refer to note 4 to the Financial Statements for more information. On December 30, 2016, the San Juan provincial mining authority approved the fifth update to the Veladero mine’s environmental impact study (“EIS”), which as submitted by the Company had included a request for approval of the leach pad expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 of the leach pad expansion was confirmed on May 19, 2017 by the San Juan Mining Minister. March 2017 Release of Gold-bearing Process Solution On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA) in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions. On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining COST OF SALES, CASH COSTS1 AND AISC1 ($ per ounce) 2016 2017 2018 (est) Cash Costs AISC Cost of Sales In 2017, capital expenditures increased by 82% compared to the prior year primarily due to higher minesite sustaining capital expenditures relating to the construction of phases 4B and 5B of the leach pad expansion, leach pad improvements and equipment purchases combined with higher capitalized stripping costs. 58 Barrick Gold Corporation | Financial Report 2017 970 to 1,110 960 to 1,100 987 872 897 769 560 to 620 598 582

MANAGEMENT’S DISCUSSION AND ANALYSIS authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident. On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending. Refer to note 36 to the Financial Statements for more information regarding this matter. information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. Refer to note 36 to the Financial Statements for more information regarding this matter. Federal Amparo Action On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. Refer to note 36 to the Financial Statements for more information regarding this matter. Veladero experienced operational incidents in 2015 and 2016 which also resulted in regulatory and legal proceedings as summarized below. Provincial Amparo Action On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident. The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required Barrick Gold Corporation | Financial Report 2017 59

MANAGEMENT’S DISCUSSION AND ANALYSIS and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed. On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above. On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident. On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending. Refer to note 36 to the Financial Statements for more information regarding this matter. September 2015 Release of Cyanide-bearing Process Solution On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Refer to note 36 to the Financial Statements for more information regarding this matter. September 2016 Release of Crushed Ore Saturated with Process Solution Temporary Suspension of Operations and Regulatory Infringement Proceeding On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 60 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Cyanide Leaching Process – Civil Action On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the valley leach facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described above. The Company responded to the new allegations and intends to continue defending this matter vigorously. Refer to note 36 to the Financial Statements for more information regarding this matter. Outlook At Veladero we expect 2018 production to be in the range of 275 to 330 thousand ounces (Barrick’s share), lower than 2017 production levels. The decrease is a result of the divestment of 50% of the Veladero mine as at June 30, 2017. This is combined with slightly lower ore grade to the leach pad in 2018, offset by ongoing soluble inventory drawdown with improved solution management. Cost of sales per ounce4 is expected to be in the range of $970 to $1,110 per ounce which is higher than 2017, mainly due to higher depreciation expense reflecting the effect of the fair value increments applied to our remaining 50% interest. We expect cash costs1 in 2018 to be in the range of $560 to $620 per ounce, lower than 2017 levels mainly due to lower direct operating costs, partly offset by the impact of higher charges from the production inventory movements. All-in sustaining costs1 are expected to be between $960 and $1,100 per ounce, aligned with 2017 as lower cash costs1 are offset by higher capitalized waste stripping. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. We have assumed an average ARS:USD exchange rate of ARS18.3:$1.00 and a local inflation rate of 15% for the purposes of preparing our cash costs1 and all-in sustaining costs1 guidance for 2018. Barrick Gold Corporation | Financial Report 2017 61

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Turquoise Ridge (75% basis), Nevada USA

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Underground tonnes mined (000s) | 643 | 598 | 8% | 349 |
| Average grade (grams/tonne) | | | | |
| Underground mined | 15.45 | 16.85 | (8%) | 18.34 |
| Gold produced (000s/oz) | 211 | 266 | (21%) | 217 |
| Gold sold (000s/oz) | 222 | 257 | (14%) | 202 |
| Segment revenue ($ millions) | $ 280 | $ 322 | (13%) | $ 235 |
| Cost of sales ($ millions) | 159 | 155 | 3% | 141 |
| Segment income ($ millions) | 119 | 166 | (28%) | 92 |
| Segment EBITDA ($ millions)[1] | 147 | 193 | (24%) | 115 |
| Capital expenditures ($ millions) | 36 | 32 | 13% | 32 |
| Minesite sustaining | 32 | 32 | – | 32 |
| Project | 4 | – | 100% | – |
| Cost of sales (per oz) | 715 | 603 | 19% | 697 |
| Cash costs (per oz)[1] | 589 | 498 | 18% | 581 |
| All-in sustaining costs (per oz)[1] | 733 | 625 | 17% | 742 |
| All-in costs (per oz)[1] | $ 753 | $ 625 | 20% | $ 742 |

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

*Financial Results*

Turquoise Ridge's segment income for 2017 was 28% lower than the prior year primarily due to a decrease in sales volume combined with higher cost of sales, partially offset by higher realized gold prices[1].

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,160
1,251
1,257
92
115
166
193
119
147
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2017, gold production was 21% lower than the prior year primarily due to lower grades combined with issues related to higher organic carbon content and the subsequent decision to process 17 thousand ounces at Barrick Nevada, which was recognized as Barrick Nevada production. Lower grades in the current year were due to the planned mining of the south zone to control organic carbon content in the ore. This was partially offset by higher tonnes mined resulting from Best-in-Class initiatives driving increased equipment availability combined with improved mine engineering to take advantage of the larger ore geometry. These activities resulted in a 22% increase in tonnes mined per employee from the prior year.

PRODUCTION
(000s ounces)


300
150
0
266
211
240
to
270
2016
2017
2018 (est)

62 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of sales per ounce[4] in 2017 was $112 per ounce higher than the prior year mainly reflecting the impact of lower sales volume on unit production costs combined with higher processing costs associated with processing lower grade ore and higher organic carbon content ore. In 2017, all-in sustaining costs[1] increased by $108 per ounce compared to the prior year primarily reflecting the impact of higher cost of sales per ounce[4].

**COST OF SALES, CASH COSTS[1] AND AISC[1]** ($ per ounce)


603
625
498
715
733
589
670 to 720
650 to 730
580 to 620
2016
2017
2018 (est)
Cash Costs
AISC
Cost of Sales

In 2017, capital expenditures increased by 13% compared to the prior year as a result of higher project capital expenditures relating to the construction of the third shaft. Minesite sustaining capital expenditures were in line with the prior year as higher expenditures relating to the timing of spending combined with the construction of the water treatment plant, were offset by lower capitalized underground development costs.

*Outlook*

At Turquoise Ridge we expect 2018 production to be in the range of 240 to 270 thousand ounces (Barrick's share), exceeding 2017 production levels, as mine productivity continues to improve. Turquoise Ridge has completely transitioned to standardized equipment allowing for greater mining flexibility, increased reliability, and a reduced truck fleet and we continue to incorporate mechanical cutting as a mining method and short interval control. Capital and waste development requirements are in line with 2017 mining rates.

The cost of sales per ounce[4] is expected to be in the range of $670 to $720 per ounce which is in line with 2017. We expect cash costs[1] in 2018 to be in the range of $580 to $620 per ounce, consistent with 2017, and all-in sustaining costs[1] to be in the range of $650 to $730 per ounce. All-in sustaining costs[1] in 2018 are expected to be lower than 2017 due to a reduction in sustaining capital as the construction of the third shaft is included in project capital.

In February 2018, Barrick and Newmont Mining Corporation ("Newmont") reached a new, seven-year toll milling agreement for the processing of Turquoise Ridge ore at Newmont's Twin Creeks facility. The agreement supports plans to expand production and unlock the full potential of Turquoise Ridge by increasing processing capacity. It provides for throughput of 850,000 tons per year in 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024. Processing costs are in line with market rates, and are reflected in our guidance for Turquoise Ridge.

Barrick Gold Corporation | Financial Report 2017 63

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Acacia Mining plc (100% basis), Africa

### Summary of Operating and Financial Data

| For the years ended December 31 | 2017 | 2016 | % Change | 2015 |
|---|---|---|---|---|
| Total tonnes mined (000s) | 31,917 | 38,491 | (17%) | 41,390 |
| Open pit | 30,666 | 37,141 | (17%) | 40,099 |
| Underground | 1,251 | 1,350 | (7%) | 1,291 |
| Average grade (grams/tonne) | | | | |
| Open pit mined | 1.45 | 1.48 | (2%) | 1.65 |
| Underground mined | 8.32 | 9.62 | (14%) | 9.02 |
| Processed[1] | 3.00 | 3.00 | – | 2.80 |
| Ore tonnes processed (000s) | 8,719 | 9,818 | (11%) | 9,268 |
| Gold produced (000s/oz) | 768 | 830 | (7%) | 732 |
| Gold sold (000s/oz) | 593 | 817 | (27%) | 721 |
| Segment revenue ($ millions) | $ 751 | $ 1,045 | (28%) | $ 860 |
| Cost of sales ($ millions) | 469 | 719 | (35%) | 837 |
| Segment income ($ millions) | 191 | 299 | (36%) | (1) |
| Segment EBITDA ($ millions)[2] | 298 | 465 | (36%) | 142 |
| Capital expenditures ($ millions) | 148 | 191 | (23%) | 177 |
| Minesite sustaining | 137 | 190 | (28%) | 178 |
| Project | 11 | 1 | (1,000%) | (1) |
| Cost of sales (per oz) | 791 | 880 | (10%) | 1,161 |
| Cash costs (per oz)[2] | 587 | 640 | (8%) | 772 |
| All-in sustaining costs (per oz)[2] | 875 | 958 | (9%) | 1,112 |
| All-in costs (per oz)[2] | $ 894 | $ 960 | (7%) | $ 1,111 |

1. Includes processing of tailings retreatment.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

### *Financial Results*

Acacia's segment income for 2017 was 36% lower than the prior year primarily due to lower sales volume as a result of the concentrate export ban, affecting sales from Bulyanhulu and Buzwagi combined with higher costs related to the Bulyanhulu reduced operations, partially offset by higher realized gold prices[1] and lower cost of sales.

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,160
1,251
1,257
465
299
298
191
142
(1)
2015
2016
2017
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

64 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2017, gold production was 7% lower than the prior year primarily caused by a decrease at Bulyanhulu due to the decision to transition to reduced operations in the third quarter of 2017 and droughts experienced in the Kahama district combined with lower production from North Mara as a result of lower grades at the Gokona underground mine and Nyabirama pit. These were partially offset by an increase at Buzwagi as a result of higher grade ore from the main ore zone at the bottom of the open pit and higher ore tonnes mined. Gold ounces sold were lower than ounces produced primarily as a result of the ban on concentrate exports, as described below.

**PRODUCTION**
(000s ounces)


1000
500
0
830
768
435
to
475
2016
2017
2018 (est)

Cost of sales per ounce[4] in 2017 was 10% lower than the prior year primarily reflecting the impact of the buildup in inventory due to the ban on concentrate exports combined with lower depreciation expense. These decreases were partially offset by lower capitalized underground development costs at Bulyanhulu and lower waste stripping at North Mara's Nyabirama pit combined with the impact of lower sales volume on unit production costs. All-in sustaining costs[1] were 9% lower than the prior year due to lower cost of sales per ounce[4] combined with lower stock-based compensation expense and a decrease in minesite sustaining capital expenditures.

**COST OF SALES, CASH COSTS[1] AND AISC[1]** ($ per ounce)


880
958
640
791
875
587
970
to
1,020
935
to
985
690
to
720
2016
2017
2018 (est)
Cash Costs
AISC
Cost of Sales

In 2017, capital expenditures decreased by 23% compared to the prior year due mostly to a reduction in minesite sustaining capital expenditures primarily at Bulyanhulu attributed to reduced operations combined with lower capitalized waste stripping at North Mara relating to Nyabirama Stage 4. This was partially offset by an increase in project capital expenditures mainly relating to capitalized drilling at North Mara's Gokona underground.

**Concentrate Export Ban and Related Disputes with the Government of Tanzania**

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates ("Ban") following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate ("concentrate") including containers previously approved for export prior to the ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore.

Barrick Gold Corporation | Financial Report 2017 65

MANAGEMENT’S DISCUSSION AND ANALYSIS North Mara is unaffected due to 100% of its production being doré. Since the export ban was imposed, impacting approximately 25% of 2017 production, Acacia has seen a buildup of approximately $264 million of concentrate inventory in Tanzania, based on current prices, with approximately 186 thousand ounces of gold, 12.1 million pounds of copper and 159 thousand ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré and, as such, will no longer see a further buildup of concentrate. During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests. On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing. In July 2017, Acacia received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration. In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs. 66 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Barrick is targeting completion of discussions aimed at agreeing to and documenting the details of the announced framework by the first half of 2018. Such terms would be subject to review and approval by Acacia. Outlook Acacia successfully managed through a challenging environment to deliver a year of resilient performance in 2017. As a result of Bulyanhulu’s transition to reduced operations and the planned transition of Buzwagi to a stockpile processing operation in 2018, we expect to see a decrease in production from 2017 levels to 275 to 305 thousand ounces (Barrick’s share). We expect cost of sales per ounce4 to be in the range of $970 to $1,020 per ounce, cash costs1 of $690 to $720 per ounce and all-in sustaining costs1 of $935 to $985 per ounce. The increase in all three measures from 2017 is mainly due to the negative impact of approximately $50 per ounce due to increased inventory costs at Buzwagi as Acacia processes ore stockpiles previously classified as ore inventory. We expect production to be broadly stable through the year, although due to the roll-over of cost from the movement to reduced operations in the first quarter of 2018, we expect increased cash flow in the second half of the year. All gold produced in 2018 is expected to be in doré form. Barrick Gold Corporation | Financial Report 2017 67

MANAGEMENT’S DISCUSSION AND ANALYSIS Pascua-Lama, Argentina/Chile The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources. As described below, in January 2018 we received a resolution of closure of existing infrastructure on the Chilean side of the Pascua-Lama project from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”). The resolution does not affect the Company’s ongoing evaluation of an underground, block-caving operation at Pascua-Lama, which would require additional permitting and regulatory approvals in both Argentina and Chile, unconnected to the recent SMA decision. In any underground scenario, Barrick would also close site facilities and surface disturbance in Chile not necessary for an underground mine. As a result, we have increased our provision for environmental remediation at Pascua-Lama by $644 million in the fourth quarter of 2017. In light of the order to close surface facilities in Chile, and current plans to evaluate an underground mine, Barrick is reclassifying Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces6, which are based on an open pit mine plan, as measured and indicated resources. As a result, we have recorded an impairment of $429 million at Pascua-Lama in the fourth quarter of 2017. We have formed a working group with Shandong Gold to study a potential partnership at Pascua-Lama, building on our existing joint venture at the nearby Veladero mine. Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor – as we do for all capital allocation decisions at the Company – before further review by the Executive Committee and the Board at each stage of advancement. On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018. Refer to note 36 to the Financial Statements for more information regarding this matter. Constitutional Protection Action On August 12, 2016, the court ruled in favor of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary Closure Plan for the Pascua-Lama project. The plaintiffs appealed the court’s decision to the Chilean Supreme Court and on March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019. Refer to note 36 to the Financial Statements for more information regarding this matter. Water Quality Review CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has SMA Regulatory Sanctions On June 8, 2016, the SMA consolidated the two administrative proceedings against Compañía Minera Nevada (“CMN”) into a single proceeding encompassing both the reconsideration of the original resolution issued by the SMA in May 2013 in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. 68 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee's decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending. Refer to note 36 to the Financial Statements for more information regarding this matter.

*Water Treatment Plant*

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. In June 2017, repairs were completed and the water treatment plant resumed normal operations. CMN has reviewed its contingency plan with Chilean regulatory authorities.

## Commitments and Contingencies

**Litigation and Claims**

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

**Contractual Obligations and Commitments**

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

| | Payments due as at December 31, 2017 | | | | | | |
|---|---|---|---|---|---|---|---|
| ($ millions) | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 and thereafter | Total |
| Debt[1] | | | | | | | |
| Repayment of principal | $ 32 | $ 33 | $ 263 | $ 636 | $ 337 | $ 5,109 | $ 6,410 |
| Capital leases | 27 | 11 | 4 | 1 | 1 | 2 | 46 |
| Interest | 362 | 360 | 356 | 331 | 311 | 5,042 | 6,762 |
| Provisions for environmental rehabilitation[2] | 141 | 145 | 212 | 262 | 228 | 2,812 | 3,800 |
| Operating leases | 21 | 19 | 11 | 8 | 8 | 1 | 68 |
| Restricted share units | 9 | 27 | 5 | – | – | – | 41 |
| Pension benefits and other post-retirement benefits | 15 | 15 | 14 | 14 | 13 | 205 | 276 |
| Derivative liabilities[3] | 30 | 2 | – | – | – | – | 32 |
| Purchase obligations for supplies and consumables[4] | 548 | 305 | 181 | 109 | 4 | – | 1,147 |
| Capital commitments[5] | 79 | 5 | 4 | 4 | 4 | 22 | 118 |
| Social development costs[6] | 7 | 11 | 3 | 1 | 1 | 204 | 227 |
| Total | $ 1,271 | $ 933 | $ 1,053 | $ 1,366 | $ 907 | $ 13,397 | $ 18,927 |

1. Debt and Interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2017. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
2. Provisions for Environmental Rehabilitation – Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
3. Derivative Liabilities – Amounts presented in the table relate to derivative contracts disclosed under note 25c to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.
4. Purchase Obligations for Supplies and Consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
5. Capital Commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
6. Social Development Costs – Includes a commitment of $157 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2023.

Barrick Gold Corporation | Financial Report 2017 69

MANAGEMENT'S DISCUSSION AND ANALYSIS

## Review of Quarterly Results

### Quarterly Information[1]

| ($ millions, except where indicated) | 2017 Q4 | 2017 Q3 | 2017 Q2 | 2017 Q1 | 2016 Q4 | 2016 Q3 | 2016 Q2 | 2016 Q1 |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 2,228 | $ 1,993 | $ 2,160 | $ 1,993 | $ 2,319 | $ 2,297 | $ 2,012 | $ 1,930 |
| Realized price per ounce – gold[2] | 1,280 | 1,274 | 1,258 | 1,220 | 1,217 | 1,333 | 1,259 | 1,181 |
| Realized price per pound – copper[2] | 3.34 | 3.05 | 2.60 | 2.76 | 2.62 | 2.18 | 2.14 | 2.18 |
| Cost of sales | 1,411 | 1,270 | 1,277 | 1,342 | 1,454 | 1,291 | 1,336 | 1,324 |
| Net earnings (loss) | (314) | (11) | 1,084 | 679 | 425 | 175 | 138 | (83) |
| Per share (dollars)[3] | (0.27) | (0.01) | 0.93 | 0.58 | 0.36 | 0.15 | 0.12 | (0.07) |
| Adjusted net earnings[2] | 253 | 200 | 261 | 162 | 255 | 278 | 158 | 127 |
| Per share (dollars)[2,3] | 0.22 | 0.17 | 0.22 | 0.14 | 0.22 | 0.24 | 0.14 | 0.11 |
| Operating cash flow | 590 | 532 | 448 | 495 | 711 | 951 | 527 | 451 |
| Cash capital expenditures | 350 | 307 | 405 | 334 | 326 | 277 | 253 | 270 |
| Free cash flow[2] | $ 240 | $ 225 | $ 43 | $ 161 | $ 385 | $ 674 | $ 274 | $ 181 |

1. Sum of all the quarters may not add up to the annual total due to rounding.
2. Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A.
3. Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow. While gold prices have fluctuated around $1,200 per ounce, we are consistently generating positive free cash flow[1]. This free cash flow, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia's Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of the Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $199 million (net of tax effects) primarily relating to impairment reversals at Veladero and Lagunas Norte.

**Fourth Quarter Results**

In the fourth quarter of 2017, we reported a net loss of $314 million and adjusted net earnings[1] of $253 million, compared to net earnings of $425 million and adjusted net earnings[1] of $255 million in the fourth quarter of 2016. The net loss in the fourth quarter of 2017 reflects the recording of $521 million (net of tax effects and non-controlling interests) in net impairment charges compared to net impairment reversals of $199 million (net of tax effects) recorded in the fourth quarter of 2016.

The lower net earnings in the fourth quarter of 2017 primarily reflects the recognition of impairment charges rather than impairment reversals in the prior year period combined with lower gold sales volumes, partially offset by an increase in realized gold and copper prices[1]. The decrease in adjusted net earnings[1] primarily reflects higher income tax expense combined with a decrease in gold sales volume, partially offset by higher realized gold and copper prices[1] compared to the fourth quarter of 2016.

In the fourth quarter of 2017, gold and copper sales were 1.37 million ounces and 107 million pounds, respectively, compared to 1.52 million ounces (1.42 million ounces excluding the impact of divestments) and 107 million pounds, respectively, in the fourth quarter of 2016. The decrease in gold sales was primarily due to lower grades at Barrick Nevada combined with

70 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS lower sales at Acacia due to reduced operations at Acacia’s Bulyanhulu mine, partially offset by higher sales at Porgera and Lagunas Norte. Revenues in the fourth quarter of 2017 were lower than the same prior year period, reflecting lower gold sales volumes, partially offset by higher market prices for gold and copper. In the fourth quarter of 2017, cost of sales was $1.4 billion, a decrease of $43 million compared to the same prior year period, primarily due to lower sales volume, which have contributed to a decrease in direct mining costs and royalty expense. This was partially offset by an increase in depreciation expense, as discussed below. Cost of sales per ounce4 was $801 per ounce, an increase of $17 per ounce, primarily due to higher direct mining costs mainly due to higher consumables and power at Pueblo Viejo, partially offset by higher capitalized waste stripping activity at Barrick Nevada and higher depreciation expense mainly as a result of higher depreciation at Pueblo Viejo relating to a tailings storage facility depreciation adjustment, partially offset by lower depreciation at Barrick Nevada associated with the South Arturo pit. The increase was further partially offset by a positive change in our sales mix with lower relative sales volume from the higher cost Bulyanhulu mine at Acacia. Cost of sales per pound4 was $1.79, an increase of $0.36 per pound from the same prior year period due to higher direct mining costs combined with higher depreciation expense at Lumwana, partially offset by a positive sales mix impact of lower sales volume at Lumwana compared to the same prior year period. This was further impacted by higher direct mining costs at Zaldívar primarily related to higher fuel and labor costs. In the fourth quarter of 2017, operating cash flow was $590 million, compared to $711 million in the same prior year period. The decrease in operating cash flow primarily reflects lower gold sales volume combined with unfavorable working capital movements mainly related to the timing of accounts receivable balances, partially offset by higher realized gold and copper prices, a decrease in income tax payments and a decrease in interest paid. In the fourth quarter of 2017, free cash flow1 was $240 million, lower than the $385 million in the same prior year period. The decrease was caused by lower operating cash flow generated in the fourth quarter of 2017 compared to the same prior year period combined with slightly higher cash capital expenditures of $350 million, compared to $326 million in the fourth quarter of 2016. The higher cash capital expenditures were primarily a result of higher project capital expenditures, partially offset by a reduction in capitalized development primarily at Acacia’s Bulyanhulu and North Mara mines. Internal Control Over Financial Reporting and Disclosure Controls and Procedures Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to Barrick Gold Corporation | Financial Report 2017 71

MANAGEMENT’S DISCUSSION AND ANALYSIS ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure. Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. The management of Barrick, at the direction of our President and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2017. There were no changes in the Company’s internal control over financial reporting during the fourth quarter of 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2017 will be included in Barrick’s 2017 Annual Report and its 2017 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. IFRS Critical Accounting Policies and Accounting Estimates Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies. Critical Accounting Estimates and Judgments Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements. 72 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Non-GAAP Financial Performance Measures Adjusted Net Earnings and Adjusted Net Earnings per Share Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings: n Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; n Acquisition/disposition gains/losses; n Foreign currency translation gains/losses; n Significant tax adjustments; n Unrealized gains/losses on non-hedge derivative instruments; and n Tax effect and non-controlling interest of the above items. As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings. Barrick Gold Corporation | Financial Report 2017 73

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share**

| | For the years ended Dec. 31 | | | For the three months ended Dec. 31 | |
|---|---|---|---|---|---|
| ($ millions, except per share amounts in dollars) | 2017 | 2016 | 2015 | 2017 | 2016 |
| Net earnings (loss) attributable to equity holders of the Company | $ 1,438 | $ 655 | $ (2,838) | $ (314) | $ 425 |
| Impairment charges (reversals) related to long-lived assets[1] | (212) | (250) | 3,897 | 916 | (304) |
| Acquisition/disposition (gains)/losses[2] | (911) | 42 | (187) | (29) | 7 |
| Foreign currency translation (gains)/losses | 72 | 199 | 120 | 12 | 18 |
| Significant tax adjustments[3] | 244 | 43 | 134 | 61 | (16) |
| Other expense adjustments[4] | 178 | 114 | 135 | 17 | 39 |
| Unrealized gains on non-hedge derivative instruments | (1) | (32) | 11 | 5 | (9) |
| Tax effect and non-controlling interest[5] | 68 | 47 | (928) | (415) | 95 |
| Adjusted net earnings | $ 876 | $ 818 | $ 344 | $ 253 | $ 255 |
| Net earnings (loss) per share[6] | 1.23 | 0.56 | (2.44) | (0.27) | 0.36 |
| Adjusted net earnings per share[6] | 0.75 | 0.70 | 0.30 | 0.22 | 0.22 |

1. Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project's net assets as held-for-sale as at March 31, 2017 and impairment reversals at Lumwana during the fourth quarter of 2017, partially offset by net impairments at Acacia's Bulyanhulu mine and the Pascua-Lama project during the fourth quarter of 2017.
2. Disposition gains for the current year primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.
3. Significant tax adjustments for the current year primarily relate to dividend withholding tax expense and a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania, partially offset by the anticipated impact of the U.S tax reform.
4. Other expense adjustments for the current year primarily relate to losses on debt extinguishment and reduced operations program costs at Acacia's Bulyanhulu mine.
5. Tax effect and non-controlling interest for the current year primarily relates to the impairment reversals at the Cerro Casale project, tax provision at Acacia and Pueblo Viejo depreciation adjustment discussed above.
6. Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

## Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

**Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow**

| | For the years ended Dec. 31 | | | For the three months ended Dec. 31 | |
|---|---|---|---|---|---|
| ($ millions) | 2017 | 2016 | 2015 | 2017 | 2016 |
| Net cash provided by operating activities | $ 2,065 | $ 2,640 | $ 2,794 | $ 590 | $ 711 |
| Capital expenditures | (1,396) | (1,126) | (1,713) | (350) | (326) |
| Free cash flow | $ 669 | $ 1,514 | $ 1,081 | $ 240 | $ 385 |

74 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales. C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value. Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 23 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. Cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be Barrick Gold Corporation | Financial Report 2017 75

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Reconciliation of Gold Cost of Sales to Cash Costs, All-in Sustaining Costs and All-in Costs, including on a per ounce basis**

| ($ millions, except per ounce information in dollars) | Footnote | For the years ended Dec. 31 2017 | 2016 | 2015 | For the three months ended Dec. 31 2017 | 2016 |
|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 4,836 | $ 4,980 | $ 5,906 | $ 1,292 | $ 1,347 |
| Depreciation | | (1,529) | (1,504) | (1,615) | (404) | (396) |
| By-product credits | 1 | (135) | (184) | (214) | (30) | (41) |
| Realized (gains)/losses on hedge and non-hedge derivatives | 2 | 23 | 89 | 128 | 4 | 18 |
| Non-recurring items | 3 | – | 24 | (210) | – | – |
| Other | 4 | (106) | (44) | 25 | (35) | (20) |
| Non-controlling interests (Pueblo Viejo and Acacia) | 5 | (299) | (358) | (394) | (81) | (91) |
| Cash costs | | $ 2,790 | $ 3,003 | $ 3,626 | $ 746 | $ 817 |
| General & administrative costs | | 248 | 256 | 233 | 62 | 39 |
| Minesite exploration and evaluation costs | 6 | 47 | 44 | 47 | 8 | 18 |
| Minesite sustaining capital expenditures | 7 | 1,109 | 944 | 1,359 | 279 | 298 |
| Rehabilitation – accretion and amortization (operating sites) | 8 | 64 | 59 | 145 | 13 | 18 |
| Non-controlling interest, copper operations and other | 9 | (273) | (287) | (362) | (74) | (78) |
| All-in sustaining costs | | $ 3,985 | $ 4,019 | $ 5,048 | $ 1,034 | $ 1,112 |
| Project exploration and evaluation and project costs | 6 | 307 | 193 | 308 | 90 | 64 |
| Community relations costs not related to current operations | | 4 | 8 | 12 | 1 | 2 |
| Project capital expenditures | 7 | 273 | 175 | 133 | 81 | 51 |
| Rehabilitation – accretion and amortization (non-operating sites) | 8 | 20 | 11 | 12 | 4 | 4 |
| Non-controlling interest and copper operations | 9 | (21) | (42) | (43) | (9) | (4) |
| All-in costs | | $ 4,568 | $ 4,364 | $ 5,470 | $ 1,201 | $ 1,229 |
| Ounces sold – equity basis (000s ounces) | 10 | 5,302 | 5,503 | 6,083 | 1,372 | 1,519 |
| Cost of sales per ounce | 11,12 | $ 794 | $ 798 | $ 859 | $ 801 | $ 784 |
| Cash costs per ounce | 12 | $ 526 | $ 546 | $ 596 | $ 545 | $ 540 |
| Cash costs per ounce (on a co-product basis) | 12,13 | $ 544 | $ 569 | $ 619 | $ 561 | $ 557 |
| All-in sustaining costs per ounce | 12 | $ 750 | $ 730 | $ 831 | $ 756 | $ 732 |
| All-in sustaining costs per ounce (on a co-product basis) | 12,13 | $ 768 | $ 753 | $ 854 | $ 772 | $ 749 |
| All-in costs per ounce | 12 | $ 860 | $ 792 | $ 900 | $ 882 | $ 809 |
| All-in costs per ounce (on a co-product basis) | 12,13 | $ 878 | $ 815 | $ 923 | $ 898 | $ 826 |

1 **By-product credits**
Revenues include the sale of by-products for our gold and copper mines for the three months ended December 31, 2017 of $30 million (2016: $41 million) and the year ended December 31, 2017 of $135 million (2016: $151 million; 2015: $140 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2017 of $nil (2016: $nil) and the year ended December 31, 2017 of $nil (2016: $33 million; 2015: $74 million) up until its disposition on August 18, 2016.

2 **Realized (gains)/losses on hedge and non-hedge derivatives**
Includes realized hedge losses of $5 million and $27 million for the three months and year ended December 31, 2017, respectively (2016: $14 million and $73 million, respectively; 2015: $106 million), and realized non-hedge gains of $1 million and $4 million for the three months and year ended December 31, 2017, respectively (2016: $4 million and $16 million losses, respectively; 2015: $22 million losses). Refer to Note 5 of the Financial Statements for further information.

3 **Non-recurring items**
These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

76 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

**4 Other**
Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2017 (2016: $nil and $5 million, respectively; 2015: $12 million) and adding the cost of treatment and refining charges of $nil and $1 million, respectively, for the three months and year ended December 31, 2017 (2016: $4 million and $16 million, respectively; 2015: $14 million). 2016 and 2017 includes the removal of cash costs associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $35 million and $108 million for the three months and year ended December 31, 2017, respectively (2016: $24 million and $66 million, respectively).

**5 Non-controlling interests (Pueblo Viejo and Acacia)**
Non-controlling interests include non-controlling interests related to gold production of $137 million and $454 million, respectively, for the three months and year ended December 31, 2017 (2016: $127 million and $508 million, respectively; 2015: $681 million). Refer to Note 5 of the Financial Statements for further information.

**6 Exploration and evaluation costs**
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 43 of this MD&A.

**7 Capital expenditures**
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, Cortez Hills Lower Zone, Range Front Declines and Goldrush. Refer to page 42 of this MD&A.

**8 Rehabilitation – accretion and amortization**
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

**9 Non-controlling interest and copper operations**
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and South Arturo. In 2016 and 2017, figures remove the impact of Pierina, which is mining incidental ounces as it enters closure. The impact is summarized as the following:

| ($ millions) | For the years ended Dec. 31 | | | For the three months ended Dec. 31 | |
|---|---|---|---|---|---|
| Non-controlling interest, copper operations and other | 2017 | 2016 | 2015 | 2017 | 2016 |
| General & administrative costs | $ (21) | $ (36) | $ (53) | $ (8) | $ (5) |
| Minesite exploration and evaluation costs | (12) | (9) | (8) | 1 | (3) |
| Rehabilitation – accretion and amortization (operating sites) | (10) | (9) | (13) | (2) | (4) |
| Minesite sustaining capital expenditures | (230) | (233) | (288) | (65) | (66) |
| All-in sustaining costs total | $ (273) | $ (287) | $ (362) | $ (74) | $ (78) |
| Project exploration and evaluation and project costs | (17) | (12) | (11) | (8) | (4) |
| Project capital expenditures | (4) | (30) | (32) | (1) | – |
| All-in costs total | $ (21) | $ (42) | $ (43) | $ (9) | $ (4) |

**10 Ounces sold – equity basis**
In 2016 and 2017, figures remove the impact of Pierina, which is mining incidental ounces as it enters closure.

**11 Cost of sales per ounce**
In 2016 and 2017, figures remove the cost of sales impact of Pierina of $55 million and $174 million, respectively, for the three months and year ended December 31, 2017 (2016: $30 million and $82 million, respectively), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

**12 Per ounce figures**
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

Barrick Gold Corporation | Financial Report 2017 77

MANAGEMENT'S DISCUSSION AND ANALYSIS

**13 Co-product costs per ounce**

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

| ($ millions) | For the years ended Dec. 31 2017 | 2016 | 2015 | For the three months ended Dec. 31 2017 | 2016 |
|---|---|---|---|---|---|
| By-product credits | $ 135 | $ 184 | $ 214 | $ 30 | $ 41 |
| Non-controlling interest | (30) | (53) | (62) | (6) | (13) |
| By-product credits (net of non-controlling interest) | $ 105 | $ 131 | $ 152 | $ 24 | $ 28 |

**Reconciliation of Gold Cost of Sales to Cash Costs, All-in Sustaining Costs and All-in Costs, including on a per ounce basis, by operating segment**

For the three months ended Dec. 31, 2017

| ($ millions, except per ounce information in dollars) | Footnote | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 428 | $ 241 | $ 75 | $ 108 | $ 55 | $ 114 | $ 53 | $ 14 | $ 69 | $ 79 |
| Depreciation | | (155) | (107) | (18) | (33) | (10) | (25) | (8) | – | (12) | (16) |
| By-product credits | 1 | (1) | (14) | (4) | (5) | – | – | – | – | (1) | – |
| Non-recurring items | 2 | – | – | – | – | – | – | – | – | – | – |
| Other | 3 | – | – | – | – | – | 1 | – | – | – | – |
| Non-controlling interests | | (1) | (49) | – | – | – | (31) | – | – | – | – |
| Cash costs | | $ 271 | $ 71 | $ 53 | $ 70 | $ 45 | $ 59 | $ 45 | $ 14 | $ 56 | $ 63 |
| General & administrative costs | | – | – | – | – | – | 9 | – | – | – | – |
| Minesite exploration and evaluation costs | 4 | 4 | – | – | – | – | – | – | – | 1 | 3 |
| Minesite sustaining capital expenditures | 5 | 94 | 30 | 8 | 39 | 8 | 18 | 10 | – | 16 | 8 |
| Rehabilitation – accretion and amortization (operating sites) | 6 | 4 | 3 | 1 | – | – | 1 | 1 | – | (1) | – |
| Non-controlling interests | | – | (13) | – | – | – | (12) | – | – | – | – |
| All-in sustaining costs | | $ 373 | $ 91 | $ 62 | $ 109 | $ 53 | $ 75 | $ 56 | $ 14 | $ 72 | $ 74 |
| Project exploration and evaluation and project costs | 4 | 4 | – | – | – | – | – | – | – | – | – |
| Project capital expenditures | 5 | 63 | – | – | – | 4 | 3 | – | – | – | – |
| Non-controlling interests | | – | – | – | – | – | (1) | – | – | – | – |
| All-in costs | | $ 440 | $ 91 | $ 62 | $ 109 | $ 57 | $ 77 | $ 56 | $ 14 | $ 72 | $ 74 |
| Ounces sold – equity basis (000s ounces) | | 539 | 182 | 114 | 114 | 81 | 94 | 64 | 11 | 80 | 93 |
| Cost of sales per ounce | 7,8 | $ 794 | $ 795 | $ 659 | $ 953 | $ 672 | $ 774 | $ 831 | 1,221 | 864 | 850 |
| Cash costs per ounce | 8 | $ 506 | $ 388 | $ 461 | $ 609 | $ 550 | $ 581 | $ 690 | $ 1,218 | $ 705 | $ 675 |
| Cash costs per ounce (on a co-product basis) | 8,9 | $ 507 | $ 490 | $ 508 | $ 618 | $ 550 | $ 587 | $ 695 | $ 1,228 | $ 715 | $ 680 |
| All-in sustaining costs per ounce | 8 | $ 696 | $ 498 | $ 547 | $ 950 | $ 638 | $ 779 | $ 864 | $ 1,262 | $ 897 | $ 796 |
| All-in sustaining costs per ounce (on a co-product basis) | 8,9 | $ 697 | $ 600 | $ 594 | $ 959 | $ 638 | $ 785 | $ 869 | $ 1,272 | $ 907 | $ 801 |
| All-in costs per ounce | 8 | $ 818 | $ 498 | $ 553 | $ 950 | $ 692 | $ 803 | $ 878 | $ 1,267 | $ 897 | $ 796 |
| All-in costs per ounce (on a co-product basis) | 8,9 | $ 819 | $ 600 | $ 600 | $ 959 | $ 692 | $ 809 | $ 883 | $ 1,277 | $ 907 | $ 801 |

78 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended Dec. 31, 2016

| ($ millions, except per ounce information in dollars) | Footnote | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 504 | $ 144 | $ 60 | $ 173 | $ 41 | $ 195 | $ 53 | $ 17 | $ 54 | $ 76 |
| Depreciation | | (224) | (21) | (19) | (42) | (8) | (44) | (7) | (2) | (9) | (15) |
| By-product credits | 1 | (1) | (17) | (4) | (7) | – | (10) | – | – | – | – |
| Non-recurring items | 2 | – | – | – | – | – | – | – | – | – | – |
| Other | 3 | – | 1 | – | – | – | 1 | – | – | – | 2 |
| Non-controlling interests | | – | (39) | – | – | – | (52) | – | – | – | – |
| Cash costs | | $ 279 | $ 68 | $ 37 | $ 124 | $ 33 | $ 90 | $ 46 | $ 15 | $ 45 | $ 63 |
| General & administrative costs | | – | – | – | – | – | (1) | – | – | – | – |
| Minesite exploration and evaluation costs | 4 | 8 | – | – | 1 | – | 1 | – | – | 1 | 2 |
| Minesite sustaining capital expenditures | 5 | 74 | 32 | 3 | 49 | 9 | 56 | 14 | 1 | 13 | 6 |
| Rehabilitation – accretion and amortization (operating sites) | 6 | 9 | 2 | 2 | 1 | – | 2 | – | – | – | 1 |
| Non-controlling interests | | (4) | (13) | – | – | – | (21) | – | – | – | – |
| All-in sustaining costs | | $ 366 | $ 89 | $ 42 | $ 175 | $ 42 | $ 127 | $ 60 | $ 16 | $ 59 | $ 72 |
| Project exploration and evaluation and project costs | 4 | 6 | – | – | – | – | – | – | – | – | – |
| Project capital expenditures | 5 | 34 | – | 1 | – | – | – | – | – | – | – |
| Non-controlling interests | | – | – | – | – | – | – | – | – | – | – |
| All-in costs | | $ 406 | $ 89 | $ 43 | $ 175 | $ 42 | $ 127 | $ 60 | $ 16 | $ 59 | $ 72 |
| Ounces sold – equity basis (000s ounces) | | 582 | 198 | 98 | 194 | 69 | 134 | 74 | 13 | 59 | 99 |
| Cost of sales per ounce | 7,8 | $ 864 | $ 450 | $ 612 | $ 892 | $ 595 | $ 935 | $ 728 | $ 1,264 | $ 912 | $ 772 |
| Cash costs per ounce | 8 | $ 478 | $ 341 | $ 379 | $ 642 | $ 484 | $ 679 | $ 625 | $ 1,162 | $ 765 | $ 638 |
| Cash costs per ounce (on a co-product basis) | 8,9 | $ 479 | $ 471 | $ 418 | $ 716 | $ 484 | $ 713 | $ 630 | $ 1,173 | $ 775 | $ 631 |
| All-in sustaining costs per ounce | 8 | $ 630 | $ 443 | $ 436 | $ 905 | $ 610 | $ 952 | $ 822 | $ 1,245 | $ 981 | $ 731 |
| All-in sustaining costs per ounce (on a co-product basis) | 8,9 | $ 631 | $ 573 | $ 475 | $ 979 | $ 610 | $ 986 | $ 827 | $ 1,256 | $ 991 | $ 724 |
| All-in costs per ounce | 8 | $ 696 | $ 443 | $ 447 | $ 905 | $ 610 | $ 953 | $ 822 | $ 1,245 | $ 981 | $ 731 |
| All-in costs per ounce (on a co-product basis) | 8,9 | $ 697 | $ 573 | $ 486 | $ 979 | $ 610 | $ 987 | $ 827 | $ 1,256 | $ 991 | $ 724 |

Barrick Gold Corporation | Financial Report 2017 79

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended Dec. 31, 2017

| ($ millions, except per ounce information in dollars) | Footnote | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 1,869 | $ 730 | $ 245 | $ 410 | $ 159 | $ 469 | $ 193 | $ 55 | $ 239 | $ 292 |
| Depreciation | | (793) | (229) | (68) | (119) | (28) | (107) | (27) | (3) | (39) | (58) |
| By-product credits | 1 | (3) | (72) | (16) | (17) | – | (7) | (1) | – | (3) | (2) |
| Non-recurring items | 2 | – | – | – | – | – | – | – | – | – | – |
| Other | 3 | – | – | – | – | – | 1 | – | – | – | – |
| Non-controlling interests | | (1) | (171) | – | – | – | (127) | – | – | – | – |
| Cash costs | | $ 1,072 | $ 258 | $ 161 | $ 274 | $ 131 | $ 229 | $ 165 | $ 52 | $ 197 | $ 232 |
| General & administrative costs | | – | – | – | – | – | 21 | – | – | – | – |
| Minesite exploration and evaluation costs | 4 | 16 | – | 4 | 3 | – | – | – | – | 1 | 9 |
| Minesite sustaining capital expenditures | 5 | 360 | 114 | 20 | 173 | 32 | 137 | 44 | – | 55 | 20 |
| Rehabilitation – accretion and amortization (operating sites) | 6 | 25 | 13 | 7 | 2 | 1 | 6 | 5 | 2 | (2) | 3 |
| Non-controlling interests | | (3) | (51) | – | – | – | (61) | – | – | – | – |
| All-in sustaining costs | | $ 1,470 | $ 334 | $ 192 | $ 452 | $ 164 | $ 332 | $ 214 | $ 54 | $ 251 | $ 264 |
| Project exploration and evaluation and project costs | 4 | 8 | – | – | – | – | – | – | – | – | – |
| Project capital expenditures | 5 | 224 | – | 5 | – | 4 | 11 | 5 | 1 | – | – |
| Non-controlling interests | | – | – | – | – | – | (4) | – | – | – | – |
| All-in costs | | $ 1,702 | $ 334 | $ 197 | $ 452 | $ 168 | $ 339 | $ 219 | $ 55 | $ 251 | $ 264 |
| Ounces sold – equity basis (000s ounces) | | 2,357 | 637 | 397 | 458 | 222 | 379 | 196 | 41 | 253 | 362 |
| Cost of sales per ounce | 7,8 | $ 792 | $ 699 | $ 617 | $ 897 | $ 715 | $ 791 | $ 986 | $ 1,334 | $ 944 | $ 806 |
| Cash costs per ounce | 8 | $ 455 | $ 405 | $ 405 | $ 598 | $ 589 | $ 587 | $ 841 | $ 1,265 | $ 781 | $ 642 |
| Cash costs per ounce (on a co-product basis) | 8,9 | $ 456 | $ 475 | $ 446 | $ 636 | $ 589 | $ 598 | $ 846 | $ 1,270 | $ 791 | $ 647 |
| All-in sustaining costs per ounce | 8 | $ 624 | $ 525 | $ 483 | $ 987 | $ 733 | $ 875 | $ 1,092 | $ 1,329 | $ 993 | $ 729 |
| All-in sustaining costs per ounce (on a co-product basis) | 8,9 | $ 625 | $ 595 | $ 524 | $ 1,025 | $ 733 | $ 886 | $ 1,097 | $ 1,334 | $ 1,003 | $ 734 |
| All-in costs per ounce | 8 | $ 722 | $ 525 | $ 497 | $ 987 | $ 753 | $ 894 | $ 1,119 | $ 1,349 | $ 993 | $ 729 |
| All-in costs per ounce (on a co-product basis) | 8,9 | $ 723 | $ 595 | $ 538 | $ 1,025 | $ 753 | $ 905 | $ 1,124 | $ 1,354 | $ 1,003 | $ 734 |

80 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended Dec. 31, 2016

| ($ millions, except per ounce information in dollars) | Footnote | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 1,896 | $ 644 | $ 276 | $ 464 | $ 155 | $ 719 | $ 188 | $ 54 | $ 203 | $ 289 |
| Depreciation | | (807) | (147) | (96) | (118) | (27) | (166) | (26) | (5) | (34) | (56) |
| By-product credits | 1 | (2) | (90) | (17) | (27) | – | (39) | (1) | – | (2) | (2) |
| Non-recurring items | 2 | – | 34 | – | (10) | – | – | – | – | – | – |
| Other | 3 | – | 5 | – | – | – | 8 | – | – | – | 7 |
| Non-controlling interests | | – | (170) | – | – | – | (188) | – | – | – | – |
| Cash costs | | $ 1,087 | $ 276 | $ 163 | $ 309 | $ 128 | $ 334 | $ 161 | $ 49 | $ 167 | $ 238 |
| General & administrative costs | | – | – | – | – | – | 55 | – | – | – | – |
| Minesite exploration and evaluation costs | 4 | 10 | – | 2 | 1 | – | 3 | – | – | 1 | 5 |
| Minesite sustaining capital expenditures | 5 | 217 | 101 | 51 | 95 | 32 | 190 | 37 | 2 | 43 | 21 |
| Rehabilitation – accretion and amortization (operating sites) | 6 | 26 | 10 | 8 | 4 | 1 | 6 | 1 | 2 | (2) | 4 |
| Non-controlling interests | | (4) | (44) | – | – | – | (88) | – | – | – | – |
| All-in sustaining costs | | $ 1,336 | $ 343 | $ 224 | $ 409 | $ 161 | $ 500 | $ 199 | $ 53 | $ 209 | $ 268 |
| Project exploration and evaluation and project costs | 4 | 19 | – | – | – | – | – | – | – | – | – |
| Project capital expenditures | 5 | 141 | – | 5 | – | – | 1 | – | – | – | – |
| Non-controlling interests | | (30) | – | – | – | – | – | – | – | – | – |
| All-in costs | | $ 1,466 | $ 343 | $229 | $ 409 | $ 161 | $ 501 | $ 199 | $ 53 | $ 209 | $ 268 |
| Ounces sold – equity basis (000s ounces) | | 2,162 | 700 | 425 | 532 | 257 | 522 | 237 | 36 | 243 | 380 |
| Cost of sales per ounce | 7,8 | $ 876 | $ 564 | $ 651 | $ 872 | $ 603 | $ 880 | $ 795 | $ 1,512 | $ 836 | $ 762 |
| Cash costs per ounce | 8 | $ 502 | $ 395 | $ 383 | $ 582 | $ 498 | $ 640 | $ 679 | $ 1,376 | $ 689 | $ 627 |
| Cash costs per ounce (on a co-product basis) | 8,9 | $ 503 | $ 473 | $ 423 | $632 | $498 | $677 | $683 | $ 1,385 | $ 697 | $ 615 |
| All-in sustaining costs per ounce | 8 | $ 618 | $ 490 | $ 529 | $ 769 | $ 625 | $ 958 | $ 839 | $ 1,493 | $ 858 | $706 |
| All-in sustaining costs per ounce (on a co-product basis) | 8,9 | $ 619 | $ 568 | $ 569 | $ 819 | $ 625 | $ 995 | $ 843 | $ 1,502 | $ 866 | $ 694 |
| All-in costs per ounce | 8 | $ 678 | $ 490 | $ 540 | $ 769 | $ 625 | $ 960 | $ 839 | $ 1,493 | $ 858 | $ 706 |
| All-in costs per ounce (on a co-product basis) | 8,9 | $ 679 | $ 568 | $ 580 | $ 819 | $ 625 | $ 997 | $ 843 | $ 1,502 | $ 866 | $ 694 |

Barrick Gold Corporation | Financial Report 2017 81

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended Dec. 31, 2015

| ($ millions, except per ounce information in dollars) | Footnote | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cost of sales related to gold production | | $ 1,551 | $ 904 | $ 378 | $ 499 | $ 141 | $ 837 | $ 192 | $ 134 | $ 375 | $ 306 |
| Depreciation | | (537) | (277) | (169) | (108) | (23) | (143) | (38) | (38) | (37) | (74) |
| By-product credits | 1 | (2) | (120) | (18) | (22) | – | (36) | (1) | (2) | (1) | (1) |
| Non-recurring items | 2 | (12) | (47) | (5) | (21) | (1) | (109) | – | (11) | – | – |
| Other | 3 | – | 13 | – | – | – | 8 | – | – | – | 6 |
| Non-controlling interests | | – | (194) | – | – | – | (200) | – | – | – | – |
| Cash costs | | $ 1,000 | $ 279 | $ 186 | $ 348 | $ 117 | $ 357 | $ 153 | $ 83 | $ 337 | $ 237 |
| General & administrative costs | | – | – | – | – | – | 42 | – | – | – | – |
| Minesite exploration and evaluation costs | 4 | 12 | 1 | 3 | 2 | – | 2 | 1 | 2 | 2 | 2 |
| Minesite sustaining capital expenditures | 5 | 211 | 102 | 67 | 242 | 32 | 178 | 38 | 7 | 93 | 34 |
| Rehabilitation – accretion and amortization (operating sites) | 6 | 27 | 25 | 32 | 4 | 1 | 9 | 1 | 13 | 2 | 7 |
| Non-controlling interests | | – | (51) | – | – | – | (75) | – | – | – | – |
| All-in sustaining costs | | $ 1,250 | $ 356 | $ 288 | $ 596 | $ 150 | $ 513 | $ 193 | $ 105 | $ 434 | $ 280 |
| Project exploration and evaluation and project costs | 4 | 40 | – | – | – | – | – | – | – | – | – |
| Project capital expenditures | 5 | 159 | – | – | – | – | (1) | 39 | – | – | – |
| Non-controlling interests | | (31) | – | – | – | – | – | – | – | – | – |
| All-in costs | | $ 1,418 | $ 356 | $ 288 | $ 596 | $ 150 | $ 512 | $ 232 | $ 105 | $ 434 | $ 280 |
| Ounces sold – equity basis (000s ounces) | | 1,981 | 597 | 565 | 629 | 202 | 461 | 216 | 76 | 426 | 315 |
| Cost of sales per ounce | 7,8 | $ 782 | $ 881 | $ 669 | $ 792 | $ 697 | $ 1,161 | $ 887 | $ 1,768 | $ 881 | $ 973 |
| Cash costs per ounce | 8 | $ 504 | $ 467 | $ 329 | $ 552 | $ 581 | $ 772 | $ 708 | $ 1,098 | $ 791 | $ 752 |
| Cash costs per ounce (on a co-product basis) | 8,9 | $ 505 | $ 595 | $ 361 | $ 587 | $ 581 | $ 810 | $ 711 | $ 1,121 | $ 794 | $ 738 |
| All-in sustaining costs per ounce | 8 | $ 631 | $ 597 | $ 509 | $ 946 | $ 742 | $ 1,112 | $ 895 | $ 1,379 | $ 1,018 | $ 886 |
| All-in sustaining costs per ounce (on a co-product basis) | 8,9 | $ 632 | $ 725 | $ 541 | $ 981 | $ 742 | $ 1,150 | $ 898 | $ 1,402 | $ 1,021 | $ 872 |
| All-in costs per ounce | 8 | $ 715 | $ 597 | $ 509 | $ 946 | $ 742 | $ 1,111 | $ 1,075 | $ 1,379 | $ 1,018 | $ 886 |
| All-in costs per ounce (on a co-product basis) | 8,9 | $ 716 | $ 725 | $ 541 | $ 981 | $ 742 | $ 1,149 | $ 1,078 | $ 1,402 | $ 1,021 | $ 872 |

**1 By-product credits**
Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2017 of $nil (2016: $nil) and the year ended December 31, 2017 of $nil (2016: $33 million; 2015: $74 million) up until its disposition on August 18, 2016.

**2 Non-recurring items**
These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

**3 Other**
Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2017 (2016: $nil and $5 million, respectively; 2015: $12 million) and adding the cost of treatment and refining charges of $1 million and $1 million, respectively, for the three months and year ended December 31, 2017 (2016: $2 million and $9 million, respectively; 2015: $8 million).

**4 Exploration and evaluation costs**
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 43 of this MD&A.

82 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

**5 Capital expenditures**
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, Cortez Hills Lower Zone, Range Front Declines and Goldrush. Refer to page 42 of this MD&A.

**6 Rehabilitation – accretion and amortization**
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

**7 Cost of sales per ounce**
Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

**8 Per ounce figures**
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

**9 Co-product costs per ounce**
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

For the three months ended Dec. 31, 2017

| ($ millions) | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|
| By-product credits | $ 1 | $ 14 | $ 4 | $ 5 | $ – | $ – | $ – | $ – | $ 1 | $ – |
| Non-controlling interest | – | (6) | – | – | – | – | – | – | – | – |
| By-product credits (net of non-controlling interest) | $ 1 | $ 8 | $ 4 | $ 5 | $ – | $ – | $ – | $ – | $ 1 | $ – |

For the three months ended Dec. 31, 2016

| ($ millions) | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|
| By-product credits | $ 1 | $ 17 | $ 4 | $ 7 | $ – | $ 10 | $ – | $ – | $ – | $ – |
| Non-controlling interest | – | (9) | – | – | – | (4) | – | – | – | – |
| By-product credits (net of non-controlling interest) | $ 1 | $ 8 | $ 4 | $ 7 | $ – | $ 6 | $ – | $ – | $ – | $ – |

For the year ended Dec. 31, 2017

| ($ millions) | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|
| By-product credits | $ 3 | $ 72 | $ 16 | $ 17 | $ – | $ 7 | $ 1 | $ – | $ 3 | $ 2 |
| Non-controlling interest | – | (28) | – | – | – | (3) | – | – | – | – |
| By-product credits (net of non-controlling interest) | $ 3 | $ 44 | $ 16 | $ 17 | $ – | $ 4 | $ 1 | $ – | $ 3 | $ 2 |

For the year ended Dec. 31, 2016

| ($ millions) | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|
| By-product credits | $ 2 | $ 90 | $ 17 | $ 27 | $ – | $ 39 | $ 1 | $ – | $ 2 | $ 2 |
| Non-controlling interest | – | (39) | – | – | – | (14) | – | – | – | – |
| By-product credits (net of non-controlling interest) | $ 2 | $ 51 | $ 17 | $ 27 | $ – | $ 25 | $ 1 | $ – | $ 2 | $ 2 |

For the year ended Dec. 31, 2015

| ($ millions) | Barrick Nevada | Pueblo Viejo | Lagunas Norte | Veladero | Turquoise Ridge | Acacia | Hemlo | Golden Sunlight | Porgera | Kalgoorlie |
|---|---|---|---|---|---|---|---|---|---|---|
| By-product credits | $ 2 | $ 120 | $ 18 | $ 22 | $ – | $ 36 | $ 1 | $ 2 | $ 1 | $ 1 |
| Non-controlling interest | – | (49) | – | – | – | (13) | – | – | – | – |
| By-product credits (net of non-controlling interest) | $ 2 | $ 71 | $ 18 | $ 22 | $ – | $ 23 | $ 1 | $ 2 | $ 1 | $ 1 |

Barrick Gold Corporation | Financial Report 2017 83

MANAGEMENT'S DISCUSSION AND ANALYSIS

### Reconciliation of Copper Cost of Sales to C1 Cash Costs and All-in Sustaining Costs, including on a per pound basis

| ($ millions, except per pound information in dollars) | For the years ended Dec. 31 2017 | 2016 | 2015 | For the three months ended Dec. 31 2017 | 2016 |
|---|---|---|---|---|---|
| Cost of sales | $ 399 | $ 319 | $ 814 | $ 107 | $ 84 |
| Depreciation/amortization | (83) | (45) | (104) | (24) | (15) |
| Treatment and refinement charges | 157 | 167 | 178 | 41 | 43 |
| Cash cost of sales applicable to equity method investments | 245 | 203 | 23 | 75 | 53 |
| Less: royalties | (38) | (41) | (101) | (11) | (9) |
| By-product credits | (5) | – | (1) | (1) | – |
| Other | – | – | 72 | – | – |
| **C1 cash cost of sales** | $ 675 | $ 603 | $ 881 | $ 187 | $ 156 |
| General & administrative costs | 12 | 14 | 21 | 3 | 3 |
| Rehabilitation – accretion and amortization | 12 | 7 | 6 | 3 | 2 |
| Royalties | 38 | 41 | 101 | 11 | 9 |
| Minesite exploration and evaluation costs | 6 | – | – | 1 | – |
| Minesite sustaining capital expenditures | 204 | 169 | 177 | 67 | 48 |
| **All-in sustaining costs** | $ 947 | $ 834 | $ 1,186 | $ 272 | $ 218 |
| Pounds sold – consolidated basis (millions pounds) | 405 | 405 | 510 | 107 | 107 |
| **Cost of sales per pound[1,2]** | $ 1.77 | $ 1.41 | $ 1.65 | $ 1.79 | $ 1.43 |
| **C1 cash cost per pound[1]** | $ 1.66 | $ 1.49 | $ 1.73 | $ 1.72 | $ 1.47 |
| **All-in sustaining costs per pound[1]** | $ 2.34 | $ 2.05 | $ 2.33 | $ 2.51 | $ 2.04 |

1. Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2. Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

### Reconciliation of Copper Cost of Sales to C1 Cash Costs and All-in Sustaining Costs, including on a per pound basis, by operating site

For the three months ended December 31

| ($ millions, except per pound information in dollars) | 2017 Zaldívar | 2017 Lumwana | 2017 Jabal Sayid | 2016 Zaldívar | 2016 Lumwana | 2016 Jabal Sayid |
|---|---|---|---|---|---|---|
| Cost of sales | 73 | 104 | 23 | 59 | 84 | 11 |
| Depreciation/amortization | (16) | (24) | (5) | (13) | (15) | (3) |
| Treatment and refinement charges | – | 37 | 4 | – | 41 | 2 |
| Less: royalties | – | (11) | – | – | (9) | – |
| By-product credits | – | – | – | – | – | – |
| **C1 cash cost of sales** | 57 | 106 | 22 | 46 | 101 | 10 |
| Rehabilitation – accretion and amortization | – | 3 | – | – | 3 | – |
| Royalties | – | 11 | – | – | 9 | – |
| Minesite exploration and evaluation costs | 1 | – | – | – | – | – |
| Minesite sustaining capital expenditures | 21 | 43 | 3 | 16 | 27 | 6 |
| **All-in sustaining costs** | 79 | 163 | 25 | 62 | 140 | 16 |
| Pounds sold – consolidated basis (millions pounds) | 32 | 65 | 10 | 31 | 70 | 6 |
| **Cost of sales per pound[1,2]** | 2.29 | 1.60 | 2.15 | 1.87 | 1.20 | 1.89 |
| **C1 cash cost per pound[1]** | 1.78 | 1.63 | 2.05 | 1.46 | 1.45 | 1.79 |
| **All-in sustaining costs per pound[1]** | 2.45 | 2.52 | 2.41 | 1.97 | 1.99 | 2.73 |

84 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31

| ($ millions, except per pound information in dollars) | 2017 Zaldívar | 2017 Lumwana | 2017 Jabal Sayid | 2016 Zaldívar | 2016 Lumwana | 2016 Jabal Sayid | 2015 Zaldívar | 2015 Lumwana | 2015 Jabal Sayid |
|---|---|---|---|---|---|---|---|---|---|
| Cost of sales | $ 243 | $ 396 | $ 75 | $ 221 | $ 319 | $ 33 | $ 424 | $ 418 | $ – |
| Depreciation/amortization | (55) | (83) | (17) | (44) | (45) | (6) | (50) | (59) | – |
| Treatment and refinement charges | – | 144 | 14 | – | 161 | 6 | – | 178 | – |
| Less: royalties | – | (38) | – | – | (41) | – | – | (101) | – |
| By-product credits | – | – | (5) | – | – | – | (1) | – | – |
| Other | – | – | – | – | – | – | – | 72 | – |
| **C1 cash cost of sales** | $ 188 | $ 419 | $ 67 | $ 177 | $ 394 | $ 33 | $ 373 | $ 508 | $ – |
| Rehabilitation - accretion and amortization | – | 12 | – | – | 7 | – | 1 | 5 | – |
| Royalties | – | 38 | – | – | 41 | – | – | 101 | – |
| Minesite exploration and evaluation costs | 4 | 2 | – | – | – | – | – | – | – |
| Minesite sustaining capital expenditures | 58 | 123 | 23 | 56 | 96 | 17 | 78 | 99 | – |
| **All-in sustaining costs** | $ 250 | $ 594 | $ 90 | $ 233 | $ 538 | $ 50 | $ 452 | $ 713 | $ – |
| Pounds sold – consolidated basis (millions pounds) | 113 | 253 | 39 | 114 | 274 | 17 | 215 | 295 | – |
| **Cost of sales per pound[1,2]** | $ 2.15 | $ 1.57 | $ 1.90 | $ 1.93 | $ 1.16 | $ 1.98 | $ 1.97 | $ 1.42 | $ – |
| **C1 cash cost per pound[1]** | $ 1.66 | $ 1.66 | $ 1.70 | $ 1.55 | $ 1.44 | $ 1.97 | $ 1.74 | $ 1.72 | $ – |
| **All-in sustaining costs per pound[1]** | $ 2.21 | $ 2.35 | $ 2.30 | $ 2.05 | $ 1.97 | $ 2.98 | $ 2.11 | $ 2.42 | $ – |

1. Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2. Cost of sales per pound applicable to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

**EBITDA and Adjusted EBITDA**

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

- Income tax expense;
- Finance costs;
- Finance income; and
- Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of "impairment charges" and starting in the second quarter 2017 MD&A, we began including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

Barrick Gold Corporation | Financial Report 2017 85

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

**Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA**

| | For the years ended Dec. 31 | | | For the three months ended Dec. 31 | |
|---|---|---|---|---|---|
| ($ millions) | 2017 | 2016 | 2015 | 2017 | 2016 |
| Net earnings (loss) | $ 1,516 | $ 861 | $ (3,113) | $ (467) | $ 512 |
| Income tax expense | 1,231 | 917 | (31) | 51 | 223 |
| Finance costs, net[1] | 624 | 725 | 663 | 115 | 200 |
| Depreciation | 1,647 | 1,574 | 1,771 | 434 | 418 |
| EBITDA | $ 5,018 | $ 4,077 | $ (710) | $ 133 | $ 1,353 |
| Impairment charges (reversals) of long-lived assets[2] | (212) | (250) | 3,897 | 916 | (304) |
| Acquisition/disposition (gains)/losses[3] | (911) | 42 | (187) | (29) | 7 |
| Foreign currency translation (gains)/losses | 72 | 199 | 120 | 12 | 18 |
| Other expense adjustments[4] | 51 | (15) | 203 | 17 | (20) |
| Unrealized gains on non-hedge derivative instruments | (1) | (32) | 11 | 5 | (9) |
| Adjusted EBITDA | $ 4,017 | $ 4,021 | $ 3,334 | $ 1,054 | $ 1,045 |

1. Finance costs exclude accretion.
2. Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project's net assets as held-for-sale as at March 31, 2017 and impairment reversals at Lumwana during the fourth quarter of 2017, partially offset by net impairments at Acacia's Bulyanhulu mine and the Pascua-Lama project during the fourth quarter of 2017.
3. Disposition gains for the current year primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.
4. Other expense adjustments primarily consist of reduced operations program costs at Acacia's Bulyanhulu mine.

**Reconciliation of Segment Income to Segment EBITDA**

For the year ended Dec. 31, 2017

| ($ millions) | Barrick Nevada | Pueblo Viejo (60%) | Lagunas Norte | Veladero | Turquoise Ridge | Acacia (100%) |
|---|---|---|---|---|---|---|
| Segment Income | $ 1,052 | $ 395 | $ 259 | $ 173 | $ 119 | $ 191 |
| Depreciation | 793 | 143 | 68 | 119 | 28 | 107 |
| Segment EBITDA | $ 1,845 | $ 538 | $ 327 | $ 292 | $ 147 | $ 298 |

For the year ended Dec. 31, 2016

| ($ millions) | Barrick Nevada | Pueblo Viejo (60%) | Lagunas Norte | Veladero | Turquoise Ridge | Acacia (100%) |
|---|---|---|---|---|---|---|
| Segment Income | $ 771 | $ 528 | $ 260 | $ 220 | $ 166 | $ 299 |
| Depreciation | 807 | 93 | 96 | 118 | 27 | 166 |
| Segment EBITDA | $ 1,578 | $ 621 | $ 356 | $ 338 | $ 193 | $ 465 |

For the year ended Dec. 31, 2015

| ($ millions) | Barrick Nevada | Pueblo Viejo (60%) | Lagunas Norte | Veladero | Turquoise Ridge | Acacia (100%) |
|---|---|---|---|---|---|---|
| Segment Income | $ 678 | $ 230 | $ 285 | $ 216 | $ 92 | $ (1) |
| Depreciation | 537 | 160 | 169 | 108 | 23 | 143 |
| Segment EBITDA | $ 1,215 | $ 390 | $ 454 | $ 324 | $ 115 | $ 142 |

86 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Realized Price**

Realized price is a non-GAAP financial measure which excludes from sales:

- Unrealized gains and losses on non-hedge derivative contracts;
- Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
- Sales attributable to ore purchase arrangements;
- Treatment and refining charges; and
- Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company's past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

**Reconciliation of Sales to Realized Price per ounce/pound**

For the years ended Dec. 31

| | Gold | | | Copper | | |
|---|---|---|---|---|---|---|
| ($ millions, except per ounce/pound information in dollars) | 2017 | 2016 | 2015 | 2017 | 2016 | 2015 |
| Sales | $ 7,631 | $ 7,908 | $ 7,813 | $ 608 | $ 466 | $1,002 |
| Sales applicable to non-controlling interests | (810) | (948) | (826) | – | – | – |
| Sales applicable to equity method investments[1,2] | – | – | – | 427 | 293 | 26 |
| Realized non-hedge gold/copper derivative (losses) gains | 3 | (2) | – | – | – | – |
| Sales applicable to Pierina[3] | (153) | (112) | – | – | – | – |
| Treatment and refinement charges | 1 | 16 | 14 | 157 | 167 | 178 |
| Export duties | – | 2 | 34 | – | – | – |
| Revenues – as adjusted | $ 6,672 | $ 6,864 | $ 7,035 | $ 1,192 | $ 926 | $ 1,206 |
| Ounces/pounds sold (000s ounces/millions pounds)[3] | 5,302 | 5,503 | 6,083 | 405 | 405 | 510 |
| Realized gold/copper price per ounce/pound[4] | $ 1,258 | $ 1,248 | $ 1,157 | $ 2.95 | $ 2.29 | $ 2.37 |

1 Represents sales of $325 million for the year ended December 31, 2017 (2016: $259 million; 2015: $26 million) applicable to our 50% equity method investment in Zaldívar and $116 million (2016: $40 million; 2015: $nil) applicable to our 50% equity method investment in Jabal Sayid.

2. Sales applicable to equity method investments are net of treatment and refinement charges.

3. Figures exclude Pierina from the calculation of realized price per ounce, which is mining incidental ounces as it enters closure.

4. Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Barrick Gold Corporation | Financial Report 2017 87

MANAGEMENT’S DISCUSSION AND ANALYSIS Technical Information The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick; Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; and Patrick Garretson, Registered Member SME, Senior Director, Life of Mine Planning of Barrick who are each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Endnotes 1 These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 73 to 87 of this MD&A. Amount excludes capital leases and includes Acacia (100% basis). Includes $87 million cash primarily held at Acacia, which may not be readily deployed. Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments). Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2017, unless otherwise noted. Proven reserves of 398.2 million tonnes grading 1.91 g/t, representing 24.4 million ounces of gold, and 170.7 million tonnes grading 0.556%, representing 2.095 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.39 g/t, representing 40.0 million ounces of gold, and 456.7 million tonnes grading 0.592%, representing 5.956 billion pounds of copper. Measured resources of 400.0 million tonnes grading 0.92 g/t, representing 11.8 million ounces of gold, and 90.9 million tonnes grading 0.401%, representing 803.1 million pounds of copper. Indicated resources of 1.6 billion tonnes grading 1.54 g/t, representing 76.8 million ounces of gold, and 581.2 million tonnes grading 0.506%, representing 6.484 billion pounds of copper. Inferred resources of 795.4 million tonnes grading 1.21 g/t, representing 30.8 million ounces of gold, and 125.4 million tonnes grading 0.482%, representing 1.331 billion pounds of copper. Pascua-Lama measured resources of 42.8 million tonnes grading 1.86 g/t representing 2.6 ounces of gold, and indicated resources of 391.7 tonnes grading 1.49 g/t, representing 18.8 ounces of gold. Goldrush probable reserves of 5.7 tonnes grading 8.12 g/t, representing 1.5 ounces of gold. Norte Abierto (formerly known as the Cerro Casale project, comprised of the Cerro Casale, Caspiche and Luciano deposits) proven reserves of 114.9 million tonnes grading 0.65 g/t (50 percent basis) representing 2.4 million ounces of gold (50 percent basis), and probable reserves of 484.0 million tonnes grading 0.59 g/t (50 percent basis), representing 9.2 million ounces of gold (50 percent basis). Norte Abierto measured resources of 310.1 million tonnes grading 0.57 g/t (50 percent basis) representing 5.7 million ounces of gold (50 percent basis, indicated resources of 391.8 million tonnes grading 0.47 g/t (50 percent basis) representing 6.0 million ounces of gold (50 percent basis), and inferred resources of 99.1 million tonnes grading 0.29 g/t (50 percent basis) representing 0.9 million ounces of gold (50 percent basis). Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 90 to 97 of Barrick’s Annual Report 2017. 2 3 4 5 6 88 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS Glossary of Technical Terms ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 76 of this MD&A for further information and a reconciliation of the measure. AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore. BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver. C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 84 of this MD&A for further information and a reconciliation of the measure. CASH COSTS: A measure of cost per ounce for gold. Refer to page 76 of this MD&A for further information and a reconciliation of the measure. CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated. CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process. DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden. DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade. DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal. DRILLING: Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration. In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates. EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore. FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 74 of this MD&A for a definition. GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals. Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves). Mill-head grade: metal content of mined ore going into a mill for processing. Recovered grade: actual metal content of ore determined after processing. Reserve grade: estimated metal content of an ore body, based on reserve calculations. HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/ copper. The gold/copper-laden solution is then collected for gold/copper recovery. HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching. MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution. MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. MINERAL RESERVE: See pages 90 to 97 – Summary Gold/Copper Mineral Reserves and Mineral Resources. MINERAL RESOURCE: See pages 90 to 97 – Summary Gold/ Copper Mineral Reserves and Mineral Resources. MINING RATE: Tonnes of ore mined per day or even specified time period. OPEN PIT: A mine where the minerals are mined entirely from the surface. ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit. ORE BODY: A sufficiently large amount of ore that can be mined economically. OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts. RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas. RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present. REFINING: The final stage of metal production in which impurities are removed from the molten metal. STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper. TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing. Barrick Gold Corporation | Financial Report 2017 89

MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Mineral Resources The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold and copper reserves and in the total measured, indicated and inferred gold, copper and nickel resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 91 to 97. The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period. Definitions A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. 90 Barrick Gold Corporation | Financial Report 2017

MINERAL RESERVES AND MINERAL RESOURCES

## Gold Mineral Reserves[1,2]

| As at December 31, 2017 | Proven | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| Based on attributable ounces | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) |
| **North America** | | | | | | | | | |
| Goldstrike Open Pit | 50,013 | 2.82 | 4,537 | 9,198 | 3.78 | 1,117 | 59,211 | 2.97 | 5,654 |
| Goldstrike Underground | 3,982 | 11.49 | 1,471 | 4,599 | 8.75 | 1,294 | 8,581 | 10.02 | 2,765 |
| Goldstrike Property Total | 53,995 | 3.46 | 6,008 | 13,797 | 5.44 | 2,411 | 67,792 | 3.86 | 8,419 |
| Pueblo Viejo (60.00%) | 62,137 | 2.67 | 5,335 | 19,222 | 3.06 | 1,889 | 81,359 | 2.76 | 7,224 |
| Cortez | 19,145 | 1.46 | 898 | 148,775 | 1.92 | 9,188 | 167,920 | 1.87 | 10,086 |
| Goldrush | – | – | – | 5,671 | 8.12 | 1,481 | 5,671 | 8.12 | 1,481 |
| Turquoise Ridge (75.00%) | 7,082 | 15.56 | 3,544 | 4,689 | 15.48 | 2,334 | 11,771 | 15.53 | 5,878 |
| South Arturo (60.00%) | 2,267 | 3.28 | 239 | 1,557 | 2.52 | 126 | 3,824 | 2.97 | 365 |
| Hemlo | 935 | 3.66 | 110 | 23,993 | 2.16 | 1,664 | 24,928 | 2.21 | 1,774 |
| Golden Sunlight | 270 | 1.15 | 10 | 182 | 3.42 | 20 | 452 | 2.06 | 30 |
| **South America** | | | | | | | | | |
| Cerro Casale (50.00%)[3] | 114,851 | 0.65 | 2,391 | 483,950 | 0.59 | 9,232 | 598,801 | 0.60 | 11,623 |
| Veladero (50.00%)[4] | 14,198 | 0.72 | 330 | 99,716 | 0.78 | 2,486 | 113,914 | 0.77 | 2,816 |
| Lagunas Norte | 25,719 | 2.23 | 1,840 | 29,711 | 2.27 | 2,165 | 55,430 | 2.25 | 4,005 |
| **Australia Pacific** | | | | | | | | | |
| Porgera (47.50%) | 635 | 9.21 | 188 | 12,620 | 4.56 | 1,850 | 13,255 | 4.78 | 2,038 |
| Kalgoorlie (50.00%) | 75,145 | 0.89 | 2,161 | 23,915 | 2.21 | 1,697 | 99,060 | 1.21 | 3,858 |
| **Africa** | | | | | | | | | |
| Bulyanhulu (63.90%) | 1,864 | 10.66 | 639 | 10,716 | 6.86 | 2,362 | 12,580 | 7.42 | 3,001 |
| North Mara (63.90%) | 5,298 | 2.40 | 408 | 11,628 | 2.89 | 1,080 | 16,926 | 2.73 | 1,488 |
| Buzwagi (63.90%) | 9,108 | 0.92 | 269 | – | – | – | 9,108 | 0.92 | 269 |
| **Other** | 5,556 | 0.21 | 38 | 6,282 | 0.25 | 51 | 11,838 | 0.23 | 89 |
| **Total** | **398,205** | **1.91** | **24,408** | **896,424** | **1.39** | **40,036** | **1,294,629** | **1.55** | **64,444** |

## Copper Mineral Reserves[1]

| As at December 31, 2017 | Proven | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| Based on attributable pounds | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| Zaldívar (50.00%) | 132,477 | 0.493 | 1,440.3 | 81,757 | 0.538 | 970.4 | 214,234 | 0.510 | 2,410.7 |
| Lumwana | 32,711 | 0.503 | 362.9 | 368,685 | 0.572 | 4,651.1 | 401,396 | 0.567 | 5,014.0 |
| Jabal Sayid (50.00%) | 5,556 | 2.380 | 291.5 | 6,282 | 2.418 | 334.9 | 11,838 | 2.400 | 626.4 |
| **Total** | **170,744** | **0.556** | **2,094.7** | **456,724** | **0.592** | **5,956.4** | **627,468** | **0.582** | **8,051.1** |

1. See accompanying endnote #1.
2. See accompanying endnote #2.
3. See accompanying endnote #3.
4. See accompanying endnote #4.

Barrick Gold Corporation | Financial Report 2017 91

MINERAL RESERVES AND MINERAL RESOURCES

## Gold Mineral Resources[1,2]

| As at December 31, 2017 | Measured (M) | | | Indicated (I) | | | (M) + (I) | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable ounces | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) |
| **North America** | | | | | | | | | | |
| Goldstrike Open Pit | 1,764 | 2.61 | 148 | 3,840 | 2.89 | 357 | 505 | 267 | 2.80 | 24 |
| Goldstrike Underground | 1,519 | 9.91 | 484 | 2,379 | 7.75 | 593 | 1,077 | 1,192 | 9.37 | 359 |
| Goldstrike Property Total | 3,283 | 5.99 | 632 | 6,219 | 4.75 | 950 | 1,582 | 1,459 | 8.16 | 383 |
| Pueblo Viejo (60.00%) | 7,773 | 2.39 | 598 | 93,913 | 2.47 | 7,456 | 8,054 | 27,637 | 2.43 | 2,155 |
| Cortez | 2,586 | 1.88 | 156 | 28,837 | 1.85 | 1,712 | 1,868 | 9,874 | 2.01 | 638 |
| Goldrush | 140 | 10.44 | 47 | 31,379 | 9.27 | 9,351 | 9,398 | 8,817 | 8.24 | 2,335 |
| Turquoise Ridge (75.00%) | 2,944 | 9.03 | 855 | 2,162 | 9.37 | 651 | 1,506 | 1,697 | 13.03 | 711 |
| South Arturo (60.00%) | 2,927 | 1.19 | 111.6 | 8,365 | 1.12 | 301 | 412.6 | 749 | 0.46 | 11 |
| Hemlo | 1,107 | 2.67 | 95 | 40,232 | 1.36 | 1,763 | 1,858 | 4,949 | 2.78 | 442 |
| Golden Sunlight | 121 | 1.54 | 6 | 3,013 | 1.79 | 173 | 179 | 2,442 | 2.17 | 170 |
| Donlin Gold (50.00%) | 3,865 | 2.52 | 313 | 266,803 | 2.24 | 19,190 | 19,503 | 46,108 | 2.02 | 2,997 |
| **South America** | | | | | | | | | | |
| Cerro Casale (50.00%)[3] | 11,478 | 0.30 | 112 | 136,846 | 0.36 | 1,574 | 1,686 | 247,720 | 0.38 | 2,995 |
| Caspiche (50.00%)[3] | 310,050 | 0.57 | 5,655 | 391,750 | 0.47 | 5,965 | 11,620 | 99,050 | 0.29 | 921 |
| Pascua-Lama[4] | 42,809 | 1.86 | 2,564 | 391,734 | 1.49 | 18,783 | 21,347 | 15,400 | 1.74 | 863 |
| Veladero (50.00%)[5] | 3,324 | 0.48 | 51 | 66,771 | 0.57 | 1,225 | 1,276 | 33,486 | 0.43 | 464 |
| Lagunas Norte | 1,925 | 0.87 | 54 | 29,017 | 0.96 | 896 | 950 | 1,857 | 0.92 | 55 |
| Alturas | – | – | – | – | – | – | – | 210,965 | 1.00 | 6,793 |
| **Australia Pacific** | | | | | | | | | | |
| Porgera (47.50%) | 149 | 5.22 | 25 | 12,316 | 4.62 | 1,828 | 1,853 | 11,879 | 4.15 | 1,584 |
| Kalgoorlie (50.00%) | 3,166 | 0.96 | 98 | 12,120 | 1.21 | 473 | 571 | 1,252 | 2.48 | 100 |
| **Africa** | | | | | | | | | | |
| Bulyanhulu (63.90%) | 874 | 11.53 | 324 | 8,334 | 8.78 | 2,352 | 2,676 | 15,469 | 9.75 | 4,848 |
| North Mara (63.90%) | 1,291 | 2.63 | 109 | 6,522 | 2.77 | 581 | 690 | 4,112 | 4.15 | 548 |
| Buzwagi (63.90%) | 13 | 2.39 | 1 | 2,878 | 1.04 | 96 | 97 | 31,898 | 0.77 | 790 |
| Nyanzaga (57.51%) | – | – | – | 12,520 | 3.45 | 1,389 | 1,389 | 2,933 | 3.49 | 329 |
| Tankoro (31.95%) | – | – | – | – | – | – | – | 13,739 | 1.52 | 671 |
| **Other** | 216 | 0.29 | 2 | 2,404 | 0.61 | 47 | 49 | 1,860 | 0.25 | 15 |
| **Total** | **400,041** | **0.92** | **11,809** | **1,554,135** | **1.54** | **76,756** | **88,565** | **795,352** | **1.21** | **30,818** |

## Copper Mineral Resources[1,2]

| As at December 31, 2017 | Measured (M) | | | Indicated (I) | | | (M) + (I) | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable pounds | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| Zaldívar (50.00%) | 62,629 | 0.402 | 555.5 | 25,248 | 0.389 | 216.4 | 771.9 | 4,408 | 0.511 | 49.7 |
| Lumwana | 28,041 | 0.388 | 239.9 | 553,524 | 0.505 | 6,161.3 | 6,401.2 | 119,094 | 0.452 | 1,187.4 |
| Jabal Sayid (50.00%) | 216 | 1.617 | 7.7 | 2,404 | 2.004 | 106.2 | 113.9 | 1,860 | 2.300 | 94.3 |
| **Total** | **90,886** | **0.401** | **803.1** | **581,176** | **0.506** | **6,483.9** | **7,287.0** | **125,362** | **0.482** | **1,331.4** |

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. See accompanying endnote #3.
4. See accompanying endnote #5.
5. See accompanying endnote #4.

92 Barrick Gold Corporation | Financial Report 2017

MINERAL RESERVES AND MINERAL RESOURCES

## Summary Gold Mineral Reserves and Mineral Resources[1,2,3,4]

| For the years ended December 31 | | 2017 | | | 2016 | | |
|---|---|---|---|---|---|---|---|
| Based on attributable ounces | | Tonnes (000s) | Grade (gm/t) | Ounces (000s) | Tonnes (000s) | Grade (gm/t) | Ounces (000s) |
| **North America** | | | | | | | |
| Goldstrike Open Pit | (proven and probable) | 59,211 | 2.97 | 5,654 | 65,000 | 3.00 | 6,271 |
| | (mineral resource) | 5,604 | 2.80 | 505 | 5,225 | 2.66 | 447 |
| Goldstrike Underground | (proven and probable) | 8,581 | 10.02 | 2,765 | 5,685 | 9.88 | 1,806 |
| | (mineral resource) | 3,898 | 8.59 | 1,077 | 3,006 | 10.44 | 1,009 |
| Goldstrike Property Total | (proven and probable) | 67,792 | 3.86 | 8,419 | 70,685 | 3.55 | 8,077 |
| | (mineral resource) | 9,502 | 5.18 | 1,582 | 8,231 | 5.50 | 1,456 |
| Pueblo Viejo (60.00%) | (proven and probable) | 81,359 | 2.76 | 7,224 | 85,821 | 2.93 | 8,087 |
| | (mineral resource) | 101,686 | 2.46 | 8,054 | 105,642 | 2.33 | 7,910 |
| Cortez | (proven and probable) | 167,920 | 1.87 | 10,086 | 151,002 | 2.11 | 10,220 |
| | (mineral resource) | 31,423 | 1.85 | 1,868 | 31,336 | 2.13 | 2,143 |
| Goldrush | (proven and probable) | 5,671 | 8.12 | 1,481 | – | – | – |
| | (mineral resource) | 31,519 | 9.27 | 9,398 | 30,998 | 9.61 | 9,576 |
| Turquoise Ridge (75.00%) | (proven and probable) | 11,771 | 15.53 | 5,878 | 8,291 | 15.11 | 4,029 |
| | (mineral resource) | 5,106 | 9.17 | 1,506 | 50,790 | 5.81 | 9,485 |
| South Arturo (60.00%) | (proven and probable) | 3,824 | 2.97 | 365 | 980 | 3.87 | 122 |
| | (mineral resource) | 11,292 | 1.14 | 413 | 29 | 1.07 | 1 |
| Hemlo | (proven and probable) | 24,928 | 2.21 | 1,774 | 25,782 | 1.92 | 1,588 |
| | (mineral resource) | 41,339 | 1.40 | 1,858 | 58,897 | 0.91 | 1,720 |
| Golden Sunlight | (proven and probable) | 452 | 2.06 | 30 | 827 | 2.67 | 71 |
| | (mineral resource) | 3,134 | 1.78 | 179 | 15,145 | 1.38 | 671 |
| Donlin Gold (50.00%) | (proven and probable) | – | – | – | – | – | – |
| | (mineral resource) | 270,668 | 2.24 | 19,503 | 270,668 | 2.24 | 19,503 |
| **South America** | | | | | | | |
| Cerro Casale (50.00%)[5] | (proven and probable) | 598,801 | 0.60 | 11,623 | 898,202 | 0.60 | 17,434 |
| | (mineral resource) | 148,324 | 0.35 | 1,686 | 222,485 | 0.35 | 2,529 |
| Caspiche (50.00%)[5] | (proven and probable) | – | – | – | – | – | – |
| | (mineral resource) | 701,800 | 0.51 | 11,620 | – | – | – |
| Pascua-Lama[6] | (proven and probable) | – | – | – | 277,870 | 1.57 | 14,050 |
| | (mineral resource) | 434,543 | 1.53 | 21,347 | 156,673 | 1.45 | 7,297 |
| Veladero (50.00%)[7] | (proven and probable) | 113,914 | 0.77 | 2,816 | 252,125 | 0.83 | 6,749 |
| | (mineral resource) | 70,095 | 0.57 | 1,276 | 212,335 | 0.48 | 3,303 |
| Lagunas Norte | (proven and probable) | 55,430 | 2.25 | 4,005 | 70,670 | 1.86 | 4,218 |
| | (mineral resource) | 30,942 | 0.95 | 950 | 57,445 | 0.63 | 1,168 |

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. Measured plus indicated resources.
4. See accompanying endnote #2.
5. See accompanying endnote #3.
6. See accompanying endnote #5.
7. See accompanying endnote #4.

Barrick Gold Corporation | Financial Report 2017 93

MINERAL RESERVES AND MINERAL RESOURCES

## Summary Gold Mineral Reserves and Mineral Resources[1,2,3,4]

| For the years ended December 31 | | 2017 | | | 2016 | | |
|---|---|---|---|---|---|---|---|
| Based on attributable ounces | | Tonnes (000s) | Grade (gm/t) | Ounces (000s) | Tonnes (000s) | Grade (gm/t) | Ounces (000s) |
| **Australia Pacific** | | | | | | | |
| Porgera (47.50%) | (proven and probable) | 13,255 | 4.78 | 2,038 | 14,455 | 4.75 | 2,207 |
| | (mineral resource) | 12,465 | 4.62 | 1,853 | 13,775 | 4.07 | 1,802 |
| Kalgoorlie (50.00%) | (proven and probable) | 99,060 | 1.21 | 3,858 | 100,073 | 1.29 | 4,140 |
| | (mineral resource) | 15,286 | 1.16 | 571 | 14,114 | 0.89 | 402 |
| **Africa** | | | | | | | |
| Bulyanhulu (63.90%) | (proven and probable) | 12,580 | 7.42 | 3,001 | 13,958 | 7.29 | 3,271 |
| | (mineral resource) | 9,208 | 9.04 | 2,676 | 8,885 | 8.91 | 2,544 |
| North Mara (63.90%) | (proven and probable) | 16,926 | 2.73 | 1,488 | 15,202 | 2.47 | 1,209 |
| | (mineral resource) | 7,813 | 2.75 | 690 | 12,888 | 2.36 | 979 |
| Buzwagi (63.90%) | (proven and probable) | 9,108 | 0.92 | 269 | 9,624 | 1.27 | 392 |
| | (mineral resource) | 2,891 | 1.04 | 97 | 16,532 | 1.23 | 654 |
| Nyanzaga (57.51%) | (proven and probable) | – | – | – | – | – | – |
| | (mineral resource) | 12,520 | 3.45 | 1,389 | 14,205 | 3.49 | 1,594 |
| Golden Ridge (63.90%) | (proven and probable) | – | – | – | – | – | – |
| | (mineral resource) | – | – | – | 5,076 | 2.78 | 454 |
| **Other** | (proven and probable) | 11,838 | 0.23 | 89 | 11,331 | 0.24 | 86 |
| | (mineral resource) | 2,620 | 0.58 | 49 | 2,621 | 0.52 | 44 |
| **Total** | (proven and probable) | 1,294,629 | 1.55 | 64,444 | 2,006,898 | 1.33 | 85,950 |
| | (mineral resource) | 1,954,176 | 1.41 | 88,565 | 1,308,770 | 1.79 | 75,235 |

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. Measured plus indicated resources.
4. See accompanying endnote #2.

94 Barrick Gold Corporation | Financial Report 2017

MINERAL RESERVES AND MINERAL RESOURCES

## Contained Silver Within Reported Gold Reserves[1]

| For the year ended December 31, 2017 | In proven gold reserves | | | In probable gold reserves | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable ounces | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Process recovery % |
| **North America** | | | | | | | | | | |
| Pueblo Viejo (60.00%) | 62,137 | 17.97 | 35,909 | 19,222 | 15.55 | 9,612 | 81,359 | 17.40 | 45,521 | 77.8% |
| **South America** | | | | | | | | | | |
| Cerro Casale (50.00%)[2] | 114,851 | 1.91 | 7,043 | 483,950 | 1.43 | 22,300 | 598,801 | 1.52 | 29,343 | 69.0% |
| Lagunas Norte | 24,648 | 4.36 | 3,455 | 29,711 | 5.94 | 5,670 | 54,359 | 5.22 | 9,125 | 37.7% |
| Veladero (50.00%)[3] | 7,466 | 12.69 | 3,047 | 99,716 | 14.77 | 47,359 | 107,182 | 14.63 | 50,406 | 10.0% |
| **Africa** | | | | | | | | | | |
| Bulyanhulu (63.90%)[4] | 1,864 | 5.59 | 335 | 7,402 | 8.44 | 2,009 | 9,266 | 7.87 | 2,344 | 65.0% |
| **Total** | **210,966** | **7.34** | **49,789** | **640,001** | **4.23** | **86,950** | **850,967** | **5.00** | **136,739** | **48.0%** |

1. Silver is accounted for as a by-product credit against reported or projected gold production costs.
2. See accompanying endnote #3.
3. See accompanying endnote #4.
4. See accompanying endnote #6.

## Contained Copper Within Reported Gold Reserves[1]

| For the year ended December 31, 2017 | In proven gold reserves | | | In probable gold reserves | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable pounds | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Process recovery % |
| **North America** | | | | | | | | | | |
| Pueblo Viejo (60.00%) | 62,137 | 0.097 | 132.3 | 19,222 | 0.100 | 42.5 | 81,359 | 0.097 | 174.8 | 47.9% |
| **South America** | | | | | | | | | | |
| Cerro Casale (50.00%)[2] | 114,851 | 0.190 | 480.9 | 483,950 | 0.226 | 2,408.8 | 598,801 | 0.219 | 2,889.7 | 87.4% |
| **Africa** | | | | | | | | | | |
| Bulyanhulu (63.90%)[3] | 1,864 | 0.436 | 17.9 | 7,402 | 0.567 | 92.5 | 9,266 | 0.540 | 110.4 | 90.0% |
| Buzwagi (63.90%) | – | – | – | – | – | – | – | – | – | – |
| **Total** | **178,852** | **0.160** | **631.1** | **510,574** | **0.226** | **2,543.8** | **689,426** | **0.209** | **3,174.9** | **85.4%** |

1. Copper is accounted for as a by-product credit against reported or projected gold production costs.
2. See accompanying endnote #3.
3. See accompanying endnote #6.

Barrick Gold Corporation | Financial Report 2017 95

MINERAL RESERVES AND MINERAL RESOURCES

## Contained Silver Within Reported Gold Resources[1]

| For the year ended December 31, 2017 | Measured (M) | | | Indicated (I) | | | (M) + (I) | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable ounces | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) | Ounces (000s) | Tonnes (000s) | Grade (gm/t) | Contained ounces (000s) |
| **North America** | | | | | | | | | | |
| Pueblo Viejo (60.00%) | 7,773 | 14.25 | 3,561 | 93,913 | 13.61 | 41,095 | 44,656 | 27,637 | 10.81 | 9,605 |
| **South America** | | | | | | | | | | |
| Cerro Casale (50.00%)[2] | 11,478 | 1.20 | 441 | 136,846 | 1.06 | 4,656 | 5,097 | 247,720 | 1.04 | 8,253 |
| Caspiche (50.00%)[2] | 310,050 | 1.20 | 11,976 | 391,750 | 1.20 | 15,147 | 27,123 | 99,050 | 0.91 | 2,909 |
| Pascua-Lama[3] | 42,809 | 57.21 | 78,747 | 391,734 | 52.22 | 657,718 | 736,465 | 15,400 | 17.83 | 8,830 |
| Lagunas Norte | 1,925 | 2.71 | 168 | 29,017 | 2.83 | 2,642 | 2,810 | 1,857 | 3.35 | 200 |
| Veladero (50.00%)[4] | 3,324 | 8.95 | 956 | 66,771 | 12.25 | 26,287 | 27,243 | 33,486 | 10.99 | 11,830 |
| **Africa** | | | | | | | | | | |
| Bulyanhulu (63.90%) | 874 | 7.15 | 201 | 8,334 | 6.55 | 1,755 | 1,956 | 15,469 | 6.96 | 3,461 |
| **Total** | **378,233** | **7.90** | **96,050** | **1,118,365** | **20.84** | **749,300** | **845,350** | **440,619** | **3.18** | **45,088** |

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #3.
3. See accompanying endnote #5.
4. See accompanying endnote #4.

## Contained Copper Within Reported Gold Resources[1]

| For the year ended December 31, 2017 | In measured (M) gold resources | | | In indicated (I) gold resources | | | (M) + (I) | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable pounds | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| **North America** | | | | | | | | | | |
| Pueblo Viejo (60.00%) | 7,773 | 0.067 | 11.5 | 93,913 | 0.081 | 167.6 | 179.1 | 27,637 | 0.086 | 52.3 |
| **South America** | | | | | | | | | | |
| Cerro Casale (50.00%)[2] | 11,478 | 0.132 | 33.4 | 136,846 | 0.164 | 495.9 | 529.3 | 247,720 | 0.192 | 1,046.8 |
| Caspiche (50.00%)[2] | 277,100 | 0.230 | 1,405.1 | 363,950 | 0.180 | 1,444.3 | 2,849.4 | 97,800 | 0.120 | 258.7 |
| Pascua-Lama[3] | 42,809 | 0.101 | 95.7 | 391,734 | 0.082 | 704.6 | 800.3 | 15,400 | 0.049 | 16.5 |
| **Africa** | | | | | | | | | | |
| Bulyanhulu (63.90%) | 874 | 0.405 | 7.8 | 8,334 | 0.441 | 81.0 | 88.8 | 15,469 | 0.632 | 215.5 |
| Buzwagi (63.90%) | 13 | 0.349 | 0.1 | 2,878 | 0.109 | 6.9 | 7.0 | 31,898 | 0.081 | 56.9 |
| **Total** | **340,047** | **0.207** | **1,553.6** | **997,655** | **0.132** | **2,900.3** | **4,453.9** | **435,924** | **0.171** | **1,646.7** |

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #3.
3. See accompanying endnote #5.

## Nickel Mineral Resources[1]

| For the year ended December 31, 2017 | Measured (M) | | | Indicated (I) | | | (M) + (I) | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Based on attributable pounds | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) | Contained lbs (millions) | Tonnes (000s) | Grade (%) | Contained lbs (millions) |
| **Africa** | | | | | | | | | | |
| Kabanga (50.00%) | 6,905 | 2.490 | 379.0 | 11,705 | 2.720 | 701.9 | 1,080.9 | 10,400 | 2.600 | 596.1 |

1. Resources which are not reserves do not have demonstrated economic viability.

96 Barrick Gold Corporation | Financial Report 2017

MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Resources Endnotes 1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2017 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Vice President, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Senior Director, Life of Mine Planning, of Barrick. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.25 CAD/US$ and 0.75 US$/AUD. Reserves at Kalgoorlie assumed a gold price of AUD$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2017 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters, and methods used in estimating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. 2. In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs. 3. On June 9, 2017, the Company sold 25% of its interest in Cerro Casale to Goldcorp Inc. (“Goldcorp”). Goldcorp concurrently purchased Kinross Gold Corporation’s 25% interest in Cerro Casale, resulting in Barrick and Goldcorp each holding a 50% interest in the joint operation. In connection with this transaction, Goldcorp also acquired the Caspiche Project from Exeter Resource Corporation, which was also contributed to the joint operation. Moving forward, the joint venture will be referred to as Norte Abierto, which includes the Cerro Casale, Caspiche and Luciano deposits. For additional information, see page 124 of Barrick’s Annual Report 2017. 4. On June 30, 2017, the Company sold 50% of its interest in the Veladero mine to Shandong Gold Group Co., Ltd. For additional information regarding this matter, see page 124 of Barrick’s Annual Report 2017. 5. On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, the Company has reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources. For additional information, see page 166 of Barrick’s Annual Report 2017. 6. Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 3.3 million tonnes of tailings material which are being separately reprocessed for recovery of gold only. Barrick Gold Corporation | Financial Report 2017 97

MANAGEMENT’S RESPONSIBILITY Management’s Responsibility Management’s Responsibility for Financial Statements The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements. Catherine Raw Executive Vice President and Chief Financial Officer Toronto, Canada February 14, 2018 98 Barrick Gold Corporation | Financial Report 2017

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management’s Report on Internal Control Over Financial Reporting Barrick’s management is responsible for establishing and maintaining internal control over financial reporting. Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2017. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 100 – 101 of Barrick’s 2017 Annual Financial Statements. Barrick Gold Corporation | Financial Report 2017 99

INDEPENDENT AUDITOR’S REPORT Independent Auditor’s Report Independent Auditor’s Report To the Board of Directors and Shareholders of Barrick Gold Corporation We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries, (together, the company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. 100 Barrick Gold Corporation | Financial Report 2017

INDEPENDENT AUDITOR’S REPORT Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 14, 2018 We have served as the company’s auditor since at least 1982. We have not determined the specific year we began serving as auditor of the company. Barrick Gold Corporation | Financial Report 2017 101

FINANCIAL STATEMENTS

# Consolidated Statements of Income

| Barrick Gold Corporation<br>For the years ended December 31 (in millions of United States dollars, except per share data) | 2017 | 2016 |
|---|---|---|
| **Revenue** (notes 5 and 6) | $ 8,374 | $ 8,558 |
| **Costs and expenses** | | |
| Cost of sales (notes 5 and 7) | 5,300 | 5,405 |
| General and administrative expenses (note 11) | 248 | 256 |
| Exploration, evaluation and project expenses (notes 5 and 8) | 354 | 237 |
| Impairment reversals (note 10) | (212) | (250) |
| Loss on currency translation (note 9b) | 72 | 199 |
| Closed mine rehabilitation (note 27b) | 55 | 130 |
| Income from equity investees (note 16) | (76) | (20) |
| Gain on non-hedge derivatives (note 25e) | (6) | (12) |
| Other expense (income) (note 9a) | (799) | 60 |
| **Income before finance items and income taxes** | 3,438 | 2,553 |
| Finance costs, net (note 14) | (691) | (775) |
| **Income before income taxes** | 2,747 | 1,778 |
| Income tax expense (note 12) | (1,231) | (917) |
| **Net income** | $ 1,516 | $ 861 |
| **Attributable to:** | | |
| Equity holders of Barrick Gold Corporation | $ 1,438 | $ 655 |
| Non-controlling interests (note 32) | $ 78 | $ 206 |
| **Earnings per share data attributable to the equity holders of Barrick Gold Corporation** (note 13) | | |
| Net income | | |
| Basic | $ 1.23 | $ 0.56 |
| Diluted | $ 1.23 | $ 0.56 |

The accompanying notes are an integral part of these consolidated financial statements.

102 Barrick Gold Corporation | Financial Report 2017

FINANCIAL STATEMENTS Consolidated Statements of Comprehensive Income Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars) 2017 2016 Net income Other comprehensive income (loss), net of taxes Items that may be reclassified subsequently to profit or loss: Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $3 and ($9) Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($9) and ($8) Currency translation adjustments, net of tax $nil and $nil Items that will not be reclassified to profit or loss: Actuarial gain (loss) on post-employment benefit obligations, net of tax ($6) and ($4) Net change on equity investments, net of tax $nil and $nil $ 1,516 $ 861 (16) 23 9 16 64 95 18 4 7 6 Total other comprehensive income 38 188 Total comprehensive income $ 1,554 $ 1,049 Attributable to: Equity holders of Barrick Gold Corporation Non-controlling interests $ 1,476 $ $ 843 206 $ 78 The accompanying notes are an integral part of these consolidated financial statements. Barrick Gold Corporation | Financial Report 2017 103

FINANCIAL STATEMENTS

# Consolidated Statements of Cash Flow

| Barrick Gold Corporation<br>For the years ended December 31 (in millions of United States dollars) | 2017 | 2016 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ 1,516 | $ 861 |
| Adjustments for the following items: | | |
| Depreciation | 1,647 | 1,574 |
| Finance costs (note 14) | 705 | 788 |
| Impairment reversals (note 10) | (212) | (250) |
| Income tax expense (note 12) | 1,231 | 917 |
| Currency translation losses (note 9b) | 72 | 199 |
| Loss (gain) on sale of non-current assets/investments (note 9a) | (911) | 42 |
| Change in working capital (note 15) | (728) | (428) |
| Other operating activities (note 15) | (181) | (63) |
| Operating cash flows before interest and income taxes | 3,139 | 3,640 |
| Interest paid | (425) | (513) |
| Income taxes paid | (649) | (487) |
| **Net cash provided by operating activities** | 2,065 | 2,640 |
| **Investing Activities** | | |
| Property, plant and equipment | | |
| Capital expenditures (note 5) | (1,396) | (1,126) |
| Sales proceeds | 28 | 135 |
| Divestitures (note 4) | 990 | 588 |
| Investment purchases | (7) | – |
| Net funds (invested) received from equity method investments | 48 | (9) |
| **Net cash provided by (used in) investing activities** | (337) | (412) |
| **Financing Activities** | | |
| Debt (note 25b) | | |
| Proceeds | – | 5 |
| Repayments | (1,533) | (2,062) |
| Dividends (note 31) | (125) | (86) |
| Funding from non-controlling interests (note 32) | 13 | 70 |
| Disbursements to non-controlling interests (note 32) | (139) | (95) |
| Debt extinguishment costs | (102) | (129) |
| **Net cash used in financing activities** | (1,886) | (2,297) |
| **Effect of exchange rate changes on cash and equivalents** | 3 | 3 |
| Net decrease in cash and equivalents | (155) | (66) |
| **Cash and equivalents at beginning of year** (note 25a) | 2,389 | 2,455 |
| **Cash and equivalents at the end of year** | $ 2,234 | $ 2,389 |

The accompanying notes are an integral part of these consolidated financial statements.

104 Barrick Gold Corporation | Financial Report 2017

FINANCIAL STATEMENTS

# Consolidated Balance Sheets

| Barrick Gold Corporation (in millions of United States dollars) | As at December 31, 2017 | As at December 31, 2016 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and equivalents (note 25a) | $ 2,234 | $ 2,389 |
| Accounts receivable (note 18) | 239 | 249 |
| Inventories (note 17) | 1,890 | 1,930 |
| Other current assets (note 18) | 321 | 306 |
| Total current assets | 4,684 | 4,874 |
| Non-current assets | | |
| Non-current portion of inventory (note 17) | 1,681 | 1,536 |
| Equity in investees (note 16) | 1,213 | 1,185 |
| Property, plant and equipment (note 19) | 13,806 | 14,103 |
| Intangible assets (note 20a) | 255 | 272 |
| Goodwill (note 20b) | 1,330 | 1,371 |
| Deferred income tax assets (note 30) | 1,069 | 977 |
| Other assets (note 22) | 1,270 | 946 |
| **Total assets** | $ 25,308 | $ 25,264 |
| **Liabilities and Equity** | | |
| Current liabilities | | |
| Accounts payable (note 23) | $ 1,059 | $ 1,084 |
| Debt (note 25b) | 59 | 143 |
| Current income tax liabilities | 298 | 283 |
| Other current liabilities (note 24) | 331 | 309 |
| Total current liabilities | 1,747 | 1,819 |
| Non-current liabilities | | |
| Debt (note 25b) | 6,364 | 7,788 |
| Provisions (note 27) | 3,141 | 2,363 |
| Deferred income tax liabilities (note 30) | 1,245 | 1,520 |
| Other liabilities (note 29) | 1,744 | 1,461 |
| **Total liabilities** | 14,241 | 14,951 |
| Equity | | |
| Capital stock (note 31) | 20,893 | 20,877 |
| Deficit | (11,759) | (13,074) |
| Accumulated other comprehensive loss | (169) | (189) |
| Other | 321 | 321 |
| **Total equity attributable to Barrick Gold Corporation shareholders** | 9,286 | 7,935 |
| Non-controlling interests (note 32) | 1,781 | 2,378 |
| **Total equity** | 11,067 | 10,313 |
| Contingencies and commitments (notes 2, 17, 19 and 36) | | |
| **Total liabilities and equity** | $ 25,308 | $ 25,264 |

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman

Steven J. Shapiro, Director

Barrick Gold Corporation | Financial Report 2017 105

FINANCIAL STATEMENTS

# Consolidated Statements of Changes in Equity

| Barrick Gold Corporation (in millions of United States dollars) | Common Shares (in thousands) | Capital stock | Retained earnings (deficit) | Accumulated other comprehensive income (loss)[1] | Other[2] | Total equity attributable to shareholders | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| | | Attributable to equity holders of the Company | | | | | | |
| **At January 1, 2017** | 1,165,574 | $ 20,877 | $(13,074) | $ (189) | $ 321 | $ 7,935 | $ 2,378 | $ 10,313 |
| Net income | – | – | 1,438 | – | – | 1,438 | 78 | 1,516 |
| Total other comprehensive income | – | – | 18 | 20 | – | 38 | – | 38 |
| Total comprehensive income | – | $ – | $ 1,456 | $ 20 | $ – | $ 1,476 | $ 78 | $ 1,554 |
| Transactions with owners | | | | | | | | |
| Dividends | – | – | (125) | – | – | (125) | – | (125) |
| Dividend reinvestment plan | 1,003 | 16 | (16) | – | – | – | – | – |
| Decrease in non-controlling interest (note 4b) | – | – | – | – | – | – | (493) | (493) |
| Funding from non-controlling interests | – | – | – | – | – | – | 13 | 13 |
| Other decrease in non-controlling interests | – | – | – | – | – | – | (195) | (195) |
| Total transactions with owners | 1,003 | $ 16 | $ (141) | $ – | $ – | $ (125) | $ (675) | $ (800) |
| **At December 31, 2017** | 1,166,577 | $ 20,893 | $(11,759) | $ (169) | $ 321 | $ 9,286 | $ 1,781 | $ 11,067 |
| **At January 1, 2016** | 1,165,081 | $ 20,869 | $(13,642) | $ (370) | $ 321 | $ 7,178 | $ 2,277 | $ 9,455 |
| Net Income | – | – | 655 | – | – | 655 | 206 | 861 |
| Total other comprehensive income | – | – | 7 | 181 | – | 188 | – | 188 |
| Total comprehensive income | – | $ – | $ 662 | $ 181 | $ – | $ 843 | $ 206 | $ 1,049 |
| Transactions with owners | | | | | | | | |
| Dividends | – | – | (86) | – | – | (86) | – | (86) |
| Dividend reinvestment plan | 493 | 8 | (8) | – | – | – | – | – |
| Funding from non-controlling interests | – | – | – | – | – | – | 70 | 70 |
| Other decrease in non-controlling interests | – | – | – | – | – | – | (175) | (175) |
| Total transactions with owners | 493 | $ 8 | $ (94) | $ – | $ – | $ (86) | $ (105) | $ (191) |
| **At December 31, 2016** | 1,165,574 | $ 20,877 | $(13,074) | $ (189) | $ 321 | $ 7,935 | $ 2,378 | $ 10,313 |

1. Includes cumulative translation adjustments as at December 31, 2017: $73 million loss (2016: $82 million).
2. Includes additional paid-in capital as at December 31, 2017: $283 million (December 31, 2016: $283 million) and convertible borrowings – equity component as at December 31, 2017: $38 million (December 31, 2016: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

106 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Notes to Consolidated Financial Statements Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively. 1 Corporate Information b) Basis of Preparation Subsidiaries These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary. Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, and the Dominican Republic and our producing copper mine is in Zambia. Following the sale of 50% of our Veladero gold mine located in Argentina (noted in note 4a), we hold a 50% interest in the Veladero mine. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market. Joint Arrangements A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”). A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO. 2 Significant Accounting Policies a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 14, 2018. Barrick Gold Corporation | Financial Report 2017 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income ("OCI").

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2017:

| | Place of business | Entity type | Economic interest[1] | Method[2] |
|---|---|---|---|---|
| Acacia Mining plc[3] | Tanzania | Subsidiary, publicly traded | 63.9% | Consolidation |
| Pueblo Viejo[3] | Dominican Republic | Subsidiary | 60% | Consolidation |
| South Arturo[3] | United States | Subsidiary | 60% | Consolidation |
| Norte Abierto Project[4] | Chile | JO | 50% | Our share |
| Donlin Gold Project | United States | JO | 50% | Our share |
| Kalgoorlie Mine | Australia | JO | 50% | Our share |
| Porgera Mine[5] | Papua New Guinea | JO | 47.5% | Our share |
| Turquoise Ridge Mine[5] | United States | JO | 75% | Our share |
| Veladero[6] | Argentina | JO | 50% | Our share |
| GNX[7,8] | Chile | JV | 50% | Equity Method |
| Jabal Sayid[7] | Saudi Arabia | JV | 50% | Equity Method |
| Kabanga Project[7,8] | Tanzania | JV | 50% | Equity Method |
| Zaldívar[7] | Chile | JV | 50% | Equity Method |

1. Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
2. For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3. We consolidate our interests in Acacia, Pueblo Viejo and South Arturo and record a non-controlling interest for the 36.1%, 40% and 40%, respectively, that we do not own.
4. We divested 25% of Cerro Casale on June 9, 2017, bringing our ownership down to 50%. As part of that transaction, we formed a joint operation with Goldcorp. The joint operation, which is now referred to as Norte Abierto, includes the Cerro Casale and Caspiche deposits.
5. We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
6. We divested 50% of Veladero on June 30, 2017, bringing our ownership down to 50%.
7. Barrick has commitments of $301 million relating to its interest in the joint ventures.
8. These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 16 for further details.

**c) Business Combinations**

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

108 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS d) Non-Current Assets and Disposal Groups Held-for-Sale and Discontinued Operations Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification. A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use. Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/ loss from discontinued operations. Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities. f) Revenue Recognition We record revenue when evidence exists that all of the following criteria are met: The significant risks and rewards of ownership of the product have been transferred to the buyer; Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained; The amount of revenue can be reliably measured; It is probable that the economic benefits associated with the sale will flow to us; and The costs incurred or to be incurred in respect of the sale can be reliably measured. These conditions are generally satisfied when title passes to the customer. Gold Bullion Sales Gold bullion is sold primarily in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes. e) Foreign Currency Translation The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows: Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition; Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”); Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense; Concentrate Sales Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair Barrick Gold Corporation | Financial Report 2017 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income. been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment. g) Exploration and Evaluation (“E&E”) Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies. Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n. i) Earnings per Share Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. j) Taxation Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods. Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below. h) Production Stage A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have 110 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Deferred income tax liabilities are recognized for all taxable temporary differences, except: Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement. Royalties and Special Mining Taxes Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation. Indirect Taxes Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months. Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except: Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. k) Other Investments Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as fair value through other comprehensive income (“FVOCI”) pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. l) Inventory Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date. Barrick Gold Corporation | Financial Report 2017 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand. Buildings, Plant and Equipment At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period. Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses. Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset. m) Royalties Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include: Net profits interest (NPI) royalty to other than a government, Modified net smelter return (NSR) royalty, Net smelter return sliding scale (NSRSS) royalty, Gross proceeds sliding scale (GPSS) royalty, Gross smelter return (GSR) royalty, Net value (NV) royalty, Land tenement (LT) royalty, and a Gold revenue royalty. Mineral Properties Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit. i) Acquired Mining Properties On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven n) Property, Plant and Equipment E stimated Useful Lives of Major Asset Categories Buildings, plant and equipment Underground mobile equipment Light vehicles and other mobile equipment Furniture, computer and office equipment 7 – 27 years 5 – 7 years 2 – 3 years 2 – 3 years 112 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production. Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs. Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction. ii) Underground Mine Development Costs At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. iii) Open Pit Mine Development Costs In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs. Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade. Construction-in-Progress Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use. Leasing Arrangements The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. Barrick Gold Corporation | Financial Report 2017 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statementof income as a finance cost. PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term. All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster. o) Impairment (and Reversals of Impairment) of Non-Current Assets We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/ project represents a CGU for impairment testing. The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets. Capitalized Interest We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds. Impairment Reversal An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and therefore used as recoverable amount for impairment testing purposes. Insurance We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount 114 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS p) Intangible Assets Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E. We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist. received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method. s) Derivative Instruments and Hedge Accounting Derivative Instruments Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis. q) Goodwill Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual mine sites and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the President. The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible. Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction r) Debt Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally Barrick Gold Corporation | Financial Report 2017 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income. increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings ponds, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention. The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income. t) Embedded Derivatives Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above. u) Environmental Rehabilitation Provision Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made. Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is 116 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain. w) Stock-Based Compensation We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries. Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company. Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent v) Litigation and Other Provisions Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings Barrick Gold Corporation | Financial Report 2017 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”) and Global Employee Share Plan (“GESP”)) awards to certain employees, officers and directors of the Company. We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted. Deferred Share Units (“DSU”) Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee. Employee Stock Option Plan (“ESOP”) Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. Performance Restricted Share Units (“PRSU”) Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units. The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date. The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate. Restricted Share Units (“RSU”) Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment 118 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Performance Granted Share Units (“PGSU”) Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant. The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. Global Employee Share Plan (“GESP”) Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability. x) Post-Retirement Benefits Defined Contribution Pension Plans Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid. Defined Benefit Pension Plans We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise. Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets. Employee Share Purchase Plan (“ESPP”) Under our ESPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%–6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year. Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares. Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed. Pension Plan Assets and Liabilities Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual Barrick Gold Corporation | Financial Report 2017 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation. balance sheet adjustment will be recorded upon transition to retroactively adjust the historical revenue recognized from our streaming transactions, resulting in an increase to our deferred revenue balance and a decrease in retained earnings. The retroactive adjustment reflects the change in the transaction price per unit due to a change in the life of mine production profile of the mines since the inception of the streaming agreements and the corresponding impact on accretion. Going forward, each time we have an update to the life of mine production profile (typically in the fourth quarter of each year) we will record an adjustment to revenue to retroactively adjust for the new number of ounces expected to be delivered to our streaming counterparty. We will use the modified retrospective approach of adoption. Other Post-Retirement Benefits We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI. y) New Accounting Standards Issued But Not Yet Effective IFRS 15 Revenue from Contracts with Customers In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We have not early adopted IFRS 15. In 2017 we completed our assessment of the impact on our consolidated financial statements. Our assessment is as follows: Bullion (gold and silver) sales – these sales will not be affected by IFRS 15. Concentrate (gold and copper) and cathode (copper) sales – the recognition of these sales will not be affected by IFRS 15, but we will begin separate presentation of the provisional pricing adjustments within our revenue note disclosure. Streaming arrangements – IFRS 15 requires us to treat deferred revenue earned on streaming transactions as variable, which must be adjusted each time there is a change in the underlying production profile. As at January 1, 2018, an insignificant opening IFRS 16 Leases In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are not early adopting IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In fourth quarter 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In 2018, we will review the relevant agreements and determine which of the operating leases and service contracts are in scope for IFRS 16. 120 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 3 Critical Judgments, Estimates, Assumptions and Risks Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below. Inventory The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies. Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). Life of Mine (“LOM”) Plans and Reserves and Resources Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2017 we have used a per ounce gold price of $1,200, compared to $1,000 short-term and $1,200 long-term as at December 31, 2016. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2017 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21. Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure Barrick Gold Corporation | Financial Report 2017 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information. Contingencies Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information. Provisions for Environmental Rehabilitation Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information. Pascua-Lama The Pascua-Lama project received $484 million as at December 31, 2017 ($429 million as at December 31, 2016) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $313 million (2016: $236 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. We have recorded $221 million in VAT recoverable in Argentina as at December 31, 2017 ($255 million as at December 31, 2016) relating to the development of the Argentinean side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos. Taxes Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information. 122 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick's 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue as we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

Our silver sale agreement with Wheaton Precious Metals Corp. ("Wheaton") (formerly Silver Wheaton Corp.) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and 100% of silver from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2017 is $262 million.

Refer to note 28 for a summary of our key financial risks.

### Other Notes to the Financial Statements

| | Note | Page |
|---|---|---|
| Acquisitions and Divestitures | 4 | 124 |
| Segment information | 5 | 125 |
| Revenue | 6 | 128 |
| Cost of sales | 7 | 128 |
| Exploration, evaluation and project expenses | 8 | 129 |
| Other expense (income) | 9 | 129 |
| Impairment reversals | 10 | 129 |
| General and administrative expenses | 11 | 129 |
| Income tax expense | 12 | 129 |
| Earnings per share | 13 | 131 |
| Finance costs, net | 14 | 131 |
| Cash flow – other items | 15 | 131 |
| Investments | 16 | 132 |
| Inventories | 17 | 133 |
| Accounts receivable and other current assets | 18 | 134 |
| Property, plant and equipment | 19 | 134 |
| Goodwill and other intangible assets | 20 | 136 |
| Impairment and reversal of non-current assets | 21 | 137 |
| Other assets | 22 | 141 |
| Accounts payable | 23 | 141 |
| Other current liabilities | 24 | 141 |
| Financial instruments | 25 | 141 |
| Fair value measurements | 26 | 150 |
| Provisions | 27 | 153 |
| Financial risk management | 28 | 153 |
| Other non-current liabilities | 29 | 156 |
| Deferred income taxes | 30 | 157 |
| Capital stock | 31 | 159 |
| Non-controlling interests | 32 | 159 |
| Remuneration of key management personnel | 33 | 161 |
| Stock-based compensation | 34 | 161 |
| Post-retirement benefits | 35 | 163 |
| Contingencies | 36 | 164 |

Barrick Gold Corporation | Financial Report 2017 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 4 ▪ Acquisitions and Divestitures

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Gross cash proceeds on divestiture | | |
| Veladero | $ 990 | $ – |
| Bald Mountain | – | 423 |
| Round Mountain | – | 165 |
| | $ 990 | $ 588 |

### a) Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. ("Shandong") where Shandong agreed to acquire 50 percent of Barrick's Veladero mine in Argentina. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which includes working capital adjustments of $30 million received in the fourth quarter of 2017. The transaction resulted in a gain of $718 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed. We completed the purchase price allocation in the fourth quarter of 2017 and recognized a deferred tax liability for the difference between the fair values and the tax base of those assets and now have an updated goodwill balance of $154 million, which is not deductible for tax purposes.

### b) Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. ("Goldcorp") to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation's ("Kinross") 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100 percent of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 21 to the Financial Statements for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick's first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale's acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at its estimated fair value in other long-term assets.

Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100 percent of Exeter was completed in the third quarter and Goldcorp contributed the Caspiche Project into the joint venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $181 million, split $15 million as short-term and $166 million as long-term, in other current assets and other long-term assets, respectively. Moving forward, this joint venture will be referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

124 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### c) Investment in Reunion Gold

On December 1, 2017, we announced the acquisition of 48 million common shares, representing approximately 15 percent of issued and outstanding common shares of Reunion Gold Corporation in a non-brokered private placement for total consideration of $9 million. Subsequent to acquisition of the shares, we will be accounting for our interest as other investments with changes in fair value recorded in OCI.

### d) Acquisition of Robertson Property in Nevada

On June 7, 2017, we completed the acquisition of the Robertson Property in Nevada from Coral Gold Resources ("Coral"). Consideration paid by Barrick consisted of $16 million, the return of 4.15 million shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson Property.

### e) Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and our 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the year ended December 31, 2016.

## 5 ▪ Segment Information

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick's business is organized into eleven individual minesites, one grouping of two mine sites, one publicly traded company and one project. Barrick's Chief Operating Decision Maker ("CODM"), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Our updated presentation of our reportable operating segments is now four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an "other" category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

**Consolidated Statements of Income Information**

| | | Cost of sales | | | | |
|---|---|---|---|---|---|---|
| For the year ended December 31, 2017 | Revenue | Direct mining, royalties and community relations | Depreciation | Exploration, evaluation and project expenses | Other expenses (income)[1] | Segment income (loss) |
| Barrick Nevada | $ 2,961 | $ 1,076 | $ 793 | $ 24 | $ 16 | $ 1,052 |
| Pueblo Viejo[2] | 1,417 | 501 | 229 | – | 16 | 671 |
| Lagunas Norte | 514 | 177 | 68 | 4 | 6 | 259 |
| Veladero | 591 | 291 | 119 | 3 | 5 | 173 |
| Turquoise Ridge | 280 | 131 | 28 | – | 2 | 119 |
| Acacia[2] | 751 | 362 | 107 | – | 91 | 191 |
| Pascua-Lama | – | – | 8 | 125 | (10) | (123) |
| Other Mines[3] | 1,860 | 1,086 | 267 | 12 | 31 | 464 |
| | $ 8,374 | $ 3,624 | $ 1,619 | $ 168 | $ 157 | $ 2,806 |

Barrick Gold Corporation | Financial Report 2017 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Consolidated Statements of Income Information

| For the year ended December 31, 2016 | Revenue | Cost of sales: Direct mining, royalties and community relations | Cost of sales: Depreciation | Exploration, evaluation and project expenses | Other expenses (income)[1] | Segment income (loss) |
|---|---|---|---|---|---|---|
| Barrick Nevada | $ 2,703 | $ 1,089 | $ 807 | $ 19 | $ 17 | $ 771 |
| Pueblo Viejo[2] | 1,548 | 497 | 147 | – | 3 | 901 |
| Lagunas Norte | 548 | 180 | 96 | 3 | 9 | 260 |
| Veladero | 685 | 346 | 118 | 1 | – | 220 |
| Turquoise Ridge | 322 | 128 | 27 | – | 1 | 166 |
| Acacia[2] | 1,045 | 553 | 166 | 27 | – | 299 |
| Pascua-Lama | – | – | 7 | 59 | 1 | (67) |
| Other Mines[3] | 1,707 | 958 | 188 | 6 | 52 | 503 |
| | $ 8,558 | $ 3,751 | $ 1,556 | $ 115 | $ 83 | $ 3,053 |

1. Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2017, accretion expense was $55 million (2016: $41 million). Refer to note 9a for details of other expenses (income).
2. Includes non-controlling interest portion of revenues, cost of sales and segment income for the year ended December 31, 2017, for Pueblo Viejo, $567 million, $285 million, $276 million (2016: $623 million, $249 million, $373 million) and Acacia, $271 million, $169 million, $69 million (2016: $377 million, $259 million, $108 million).
3. Includes cost of sales of Pierina for the year ended December 31, 2017 of $174 million (2016: $82 million).

### Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Segment income | $ 2,806 | $ 3,053 |
| Other cost of sales/amortization[1] | (57) | (98) |
| Exploration, evaluation and project expenses not attributable to segments | (186) | (122) |
| General and administrative expenses | (248) | (256) |
| Other (expense) income not attributable to segments | 901 | (18) |
| Impairment reversals | 212 | 250 |
| Loss on currency translation | (72) | (199) |
| Closed mine rehabilitation | (55) | (130) |
| Income from equity investees | 76 | 20 |
| Finance costs, net (includes non-segment accretion)[2] | (636) | (734) |
| Gain on non-hedge derivatives[3] | 6 | 12 |
| Income before income taxes | $ 2,747 | $ 1,778 |

1. Includes all realized hedge losses of $27 million (2016: $73 million).
2. Includes debt extinguishment losses of $127 million (2016: $129 million).
3. Includes unrealized non-hedge gains of $1 million (2016: $32 million).

126 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| Geographic Information | Non-current assets | | Revenue[1] | |
|---|---|---|---|---|
| | As at Dec. 31, 2017 | As at Dec. 31, 2016 | 2017 | 2016 |
| United States | $ 6,641 | $ 6,768 | $3,299 | $ 3,081 |
| Dominican Republic | 3,480 | 3,540 | 1,417 | 1,548 |
| Argentina | 2,217 | 2,366 | 591 | 685 |
| Chile | 2,469 | 1,945 | – | – |
| Tanzania | 1,129 | 1,673 | 751 | 1,045 |
| Peru | 734 | 678 | 676 | 663 |
| Australia | 463 | 478 | 456 | 472 |
| Zambia | 787 | 473 | 612 | 466 |
| Papua New Guinea | 351 | 353 | 322 | 304 |
| Saudi Arabia | 371 | 346 | – | – |
| Canada | 625 | 503 | 250 | 294 |
| Unallocated | 1,357 | 1,267 | – | – |
| Total | $ 20,624 | $ 20,390 | $ 8,374 | $ 8,558 |

1. Presented based on the location from which the product originated.

| Capital Expenditures Information | Segment capital expenditures[1] | |
|---|---|---|
| | As at December 31, 2017 | As at December 31, 2016 |
| Barrick Nevada | $ 585 | $ 358 |
| Pueblo Viejo | 114 | 101 |
| Lagunas Norte | 25 | 56 |
| Veladero | 173 | 95 |
| Turquoise Ridge | 36 | 32 |
| Acacia | 148 | 191 |
| Pascua-Lama | 6 | 20 |
| Other Mines | 259 | 230 |
| Segment total | $ 1,346 | $ 1,083 |
| Other items not allocated to segments | 36 | 36 |
| Total | $ 1,382 | $ 1,119 |

1. Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2017, cash expenditures were $1,396 million (2016: $1,126 million) and the decrease in accrued expenditures was $14 million (2016: $7 million decrease).

Barrick Gold Corporation | Financial Report 2017 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 6 ▪ Revenue

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| **Gold bullion sales**[1] | | |
| Spot market sales | $ 7,566 | $ 7,650 |
| Concentrate sales | 65 | 258 |
| | $ 7,631 | $ 7,908 |
| **Copper concentrate sales**[1] | $ 608 | $ 466 |
| **Other sales**[2] | $ 135 | $ 184 |
| **Total** | $ 8,374 | $ 8,558 |

1. Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 25d). Revenue is presented net of direct sales taxes of $nil (2016: $2 million).
2. Revenues include the sale of by-products from our gold and copper mines and energy sales to third parties from the Monte Rio power plant at our Pueblo Viejo mine up until its disposition on August 18, 2016.

### Principal Products

All of our gold mining operations produce gold in doré form, except Acacia's gold mines of Bulyanhulu and Buzwagi, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Jabal Sayid mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

### Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2017 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

| | Volumes subject to final pricing Copper (millions) Gold (000s) | | Impact on net income before taxation of 10% movement in market price US$ | |
|---|---|---|---|---|
| As at December 31 | 2017 | 2016 | 2017 | 2016 |
| Copper pounds | 40 | 44 | $ 13 | $ 11 |
| Gold ounces | – | 13 | – | 2 |

For the year ended December 31, 2017, our provisionally priced copper sales included provisional pricing gains of $46 million (2016: $22 million loss) and our provisionally priced gold sales included provisional pricing adjustments of $1 million (2016: $nil).

At December 31, 2017, our provisionally priced copper sales subject to final settlement were recorded at average prices of $3.29/lb (2016: $2.51/lb). At December 31, 2017, there were no provisionally priced gold sales subject to final settlement. At December 31, 2016, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,152/oz. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

## 7 ▪ Cost of Sales

| | Gold | | Copper | | Other[5] | | Total | |
|---|---|---|---|---|---|---|---|---|
| For the years ended December 31 | 2017 | 2016 | 2017 | 2016 | 2017 | 2016 | 2017 | 2016 |
| Direct mining cost[1,2,3,4] | $ 3,063 | $ 3,215 | $ 274 | $ 228 | $ 28 | $ 77 | $ 3,365 | $ 3,520 |
| Depreciation | 1,529 | 1,504 | 83 | 45 | 35 | 25 | 1,647 | 1,574 |
| Royalty expense | 206 | 224 | 38 | 41 | – | – | 244 | 265 |
| Community relations | 38 | 37 | 4 | 5 | 2 | 4 | 44 | 46 |
| Total | $ 4,836 | $ 4,980 | $ 399 | $ 319 | $ 65 | $ 106 | $ 5,300 | $ 5,405 |

1. Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $21 million (2016: $68 million).
2. Direct mining cost includes the costs of extracting by-products.
3. Includes employee costs of $1,051 million (2016: $1,048 million).
4. Cost of sales also includes costs associated with power sales to third parties from our Monte Rio power plant in the Dominican Republic up until its disposition on August 18, 2016.
5. Other includes all realized hedge gains and losses and corporate amortization.

128 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 8 ▪ Exploration, Evaluation and Project Expenses

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Minesite exploration and evaluation[1] | $ 47 | $ 44 |
| Global exploration and evaluation[1] | 126 | 88 |
| Advanced project costs: | | |
| Pascua-Lama | 122 | 59 |
| Other | 14 | 17 |
| Corporate development | 13 | 14 |
| Business improvement and innovation | 32 | 15 |
| Total exploration, evaluation and project expenses | $ 354 | $ 237 |

1. Approximates the impact on operating cash flow.

## 9 ▪ Other Expense (Income)

### a) Other Expense (Income)

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Other Expense: | | |
| Bank charges | $ 23 | $ 20 |
| Bulyanhulu reduced operations program costs[1] | 53 | – |
| Litigation | 24 | – |
| Miscellaneous write-offs | 11 | – |
| Other | 43 | 15 |
| Total other expense | $ 154 | $ 35 |
| Other Income: | | |
| (Gain) loss on sale of long-lived assets[2] | $ (911) | $ 42 |
| Office closure | – | (4) |
| Other | (42) | (13) |
| Total other income | $ (953) | $ 25 |
| Total | $ (799) | $ 60 |

1. Primarily consists of severance, contractor, and inventory write-down costs.
2. 2017 includes gains of $718 million from the 50% sale of Veladero and $193 million from the 25% sale of Cerro Casale. 2016 includes losses of $17 million from the sale of Bald Mountain and Round Mountain, and $39 million from the sale of Zaldívar.

### b) Loss on Currency Translation

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Currency translation losses released as a result of the disposal and reorganization of entities | $ 11 | $ 91 |
| Foreign currency translation losses | 61 | 108 |
| Total | $ 72 | $ 199 |

## 10 ▪ Impairment Reversals

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Impairment reversals of long-lived assets[1] | $ (224) | $ (250) |
| Impairment of intangibles[1] | 12 | – |
| Total | $ (212) | $ (250) |

1. Refer to note 21 for further details.

## 11 ▪ General and Administrative Expenses

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Corporate administration[1] | $ 227 | $ 201 |
| Operating segment administration | 21 | 55 |
| Total[2] | $ 248 | $ 256 |

1. Includes $3 million (2016: $9 million) related to one-time severance payments.
2. Includes employee costs of $98 million (2016: $153 million).

## 12 ▪ Income Tax Expense

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Tax on profit | | |
| Current tax | | |
| Charge for the year | $ 1,125 | $ 911 |
| Adjustment in respect of prior years | – | (2) |
| | $ 1,125 | $ 909 |
| Deferred tax | | |
| Origination and reversal of temporary differences in the current year | $ 112 | $ 10 |
| Adjustment in respect of prior years | (6) | (2) |
| | $ 106 | $ 8 |
| Income tax expense | $ 1,231 | $ 917 |
| Tax expense related to continuing operations | | |
| Current | | |
| Canada | $ 7 | $ 7 |
| International | 1,118 | 902 |
| | $ 1,125 | $ 909 |
| Deferred | | |
| Canada | $ (97) | $ (30) |
| International | 203 | 38 |
| | $ 106 | $ 8 |
| Income tax expense | $ 1,231 | $ 917 |

Barrick Gold Corporation | Financial Report 2017 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Currency Translation**

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2017 and 2016, tax expense of $10 million and $23 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax expense/recovery.

**Reconciliation to Canadian Statutory Rate**

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| At 26.5% statutory rate | $ 728 | $ 471 |
| Increase (decrease) due to: | | |
| Allowances and special tax deductions[1] | (96) | (134) |
| Impact of foreign tax rates[2] | 215 | 113 |
| Expenses not tax deductible | 24 | 54 |
| Non-taxable gains on sales of long-lived assets | (241) | – |
| Impairment charges not recognized in deferred tax assets | 66 | – |
| Net currency translation losses on deferred tax balances | 10 | 23 |
| Tax impact of profits from equity accounted investments | (7) | (5) |
| Current year tax losses not recognized in deferred tax assets | 21 | 35 |
| United States tax reform | (203) | – |
| Non-recognition of US AMT credits | – | 13 |
| Adjustments in respect of prior years | (6) | (4) |
| Increase to income tax related contingent liabilities | 172 | 70 |
| Impact of tax rate changes | – | (13) |
| United States withholding taxes | 252 | – |
| Other withholding taxes | 18 | 11 |
| Mining taxes | 266 | 267 |
| Other items | 12 | 16 |
| Income tax expense | $ 1,231 | $ 917 |

1. We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2. We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

**United States Tax Reform**

On December 22, 2017 Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate Alternative Minimum Tax (AMT) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million, which can be used to offset the one-time toll charge. The net one-time 2017 toll charge payable amount of $140 million is payable over 8 years. $129 million of this amount has been recorded in other non-current liabilities (see note 29). The impact of the United States Tax Reform may differ from this estimate due to changes in interpretations and assumptions we have made and guidance that may be issued.

**Proposed Framework for Acacia Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania**

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

**United States Withholding Taxes**

Prior to fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During fourth quarter 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in fourth quarter 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $130 million has been recorded in other non-current liabilities (see note 29).

130 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 13 ▪ Earnings per Share

| For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars) | 2017 | | 2016 | |
|---|---|---|---|---|
| | Basic | Diluted | Basic | Diluted |
| Net income | $ 1,516 | $ 1,516 | $ 861 | $ 861 |
| Net income attributable to non-controlling interests | (78) | (78) | (206) | (206) |
| Net income attributable to the equity holders of Barrick Gold Corporation | $ 1,438 | $ 1,438 | $ 655 | $ 655 |
| Weighted average shares outstanding | 1,166 | 1,166 | 1,165 | 1,165 |
| Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation | $ 1.23 | $ 1.23 | $ 0.56 | $ 0.56 |

## 14 ▪ Finance Costs, Net

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Interest[1] | $ 511 | $ 591 |
| Amortization of debt issue costs | 5 | 17 |
| Amortization of discount | 1 | 2 |
| Gain on interest rate hedges | (6) | (1) |
| Accretion | 67 | 50 |
| Loss on debt extinguishment[2] | 127 | 129 |
| Finance income | (14) | (13) |
| Total | $ 691 | $ 775 |

1. Interest in the consolidated statements of cash flow is presented on a cash basis. In 2017, cash interest paid was $425 million (2016: $513 million).
2. 2017 loss arose from partial repayment of several notes during the year (4.10% notes due 2023, 6.95% notes due 2019, and Pueblo Viejo Project Financing). 2016 loss arose from partial repayment of several notes during the year (2.50% notes due 2018, 4.40% notes due 2021, 4.95% notes due 2020, 6.80% notes due 2018 and 6.95% notes due 2019).

## 15 ▪ Cash Flow – Other Items

### Operating Cash Flows – Other Items

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Adjustments for non-cash income statement items: | | |
| Gain on non-hedge derivatives (note 25e) | $ (6) | $ (12) |
| Stock-based compensation expense | 80 | 82 |
| Income from investment in equity investees (note 16) | (76) | (20) |
| Change in estimate of rehabilitation costs at closed mines | 55 | 130 |
| Net inventory impairment charges (note 17) | 21 | 68 |
| Change in other assets and liabilities | (196) | (249) |
| Settlement of rehabilitation obligations | (59) | (62) |
| Other operating activities | $ (181) | $ (63) |
| Cash flow arising from changes in: | | |
| Accounts receivable | $ 8 | $ (5) |
| Inventory | (372) | (190) |
| Other current assets | (278) | (72) |
| Accounts payable | (35) | (190) |
| Other current liabilities | (51) | 29 |
| Change in working capital | $ (728) | $ (428) |

Barrick Gold Corporation | Financial Report 2017 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 16 ▪ Investments

### Equity Accounting Method Investment Continuity

| | Kabanga | Jabal Sayid | Zaldívar | GNX | Total |
|---|---|---|---|---|---|
| At January 1, 2016 | $ 30 | $ 178 | $ 990 | $ 1 | $ 1,199 |
| Equity pick-up (loss) from equity investees | (1) | 2 | 27 | (8) | 20 |
| Funds invested | 1 | – | – | 8 | 9 |
| Working capital adjustments | – | – | 6 | – | 6 |
| Impairment charges | – | – | (49) | – | (49) |
| At December 31, 2016 | $ 30 | $ 180 | $ 974 | $ 1 | $ 1,185 |
| Equity pick-up (loss) from equity investees | (1) | 26 | 61 | (10) | 76 |
| Funds invested | 1 | – | – | 11 | 12 |
| Dividend | – | – | (60) | – | (60) |
| At December 31, 2017 | $ 30 | $ 206 | $ 975 | $ 2 | $ 1,213 |
| Publicly traded | No | No | No | No | |

### Summarized Equity Investee Financial Information

| | Jabal Sayid | | Zaldívar | |
|---|---|---|---|---|
| For the years ended December 31 | 2017 | 2016 | 2017 | 2016 |
| Revenue | $ 214 | $ 80 | $ 649 | $ 518 |
| Cost of sales (excluding depreciation) | 116 | 65 | 375 | 354 |
| Depreciation | 33 | 12 | 111 | 87 |
| Finance expense | 3 | – | 1 | 2 |
| Other expense (income) | 2 | – | – | (5) |
| Income from continuing operations before tax | $ 60 | $ 3 | $ 162 | $ 80 |
| Income tax expense | (8) | – | (40) | (25) |
| Income from continuing operations after tax | $ 52 | $ 3 | $ 122 | $ 55 |
| Total comprehensive income | $ 52 | $ 3 | $ 122 | $ 55 |

### Summarized Balance Sheet

| | Jabal Sayid | | Zaldívar | |
|---|---|---|---|---|
| For the years ended December 31 | 2017 | 2016 | 2017 | 2016 |
| Cash and equivalents | $ 50 | $ 14 | $ 72 | $ 102 |
| Other current assets[1] | 70 | 56 | 563 | 482 |
| Total current assets | $ 120 | $ 70 | $ 635 | $ 584 |
| Non-current assets | 485 | 473 | 1,582 | 1,603 |
| Total assets | $ 605 | $ 543 | $ 2,217 | $ 2,187 |
| Current financial liabilities (excluding trade, other payables & provisions) | $ 12 | $ – | $ 19 | $ 23 |
| Other current liabilities | 35 | 27 | 110 | 84 |
| Total current liabilities | $ 47 | $ 27 | $ 129 | $ 107 |
| Non-current financial liabilities (excluding trade, other payables & provisions) | 379 | 391 | 20 | 33 |
| Other non-current liabilities | 13 | 11 | 99 | 80 |
| Total non-current liabilities | $ 392 | $ 402 | $ 119 | $ 113 |
| Total liabilities | $ 439 | $ 429 | $ 248 | $ 220 |
| Net assets | $ 166 | $ 114 | $ 1,969 | $ 1,967 |

1. Zaldívar other current assets include inventory of $451 million (2016: $429 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

132 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Reconciliation of Summarized Financial Information to Carrying Value

| | Jabal Sayid[1] | Zaldívar |
|---|---|---|
| Opening net assets | $ 114 | $ 1,967 |
| Income for the period | 52 | 122 |
| Dividend | – | (120) |
| Closing net assets, December 31 | $ 166 | $ 1,969 |
| Barrick's share of net assets (50%) | 83 | 985 |
| Equity earnings adjustment | – | (10) |
| Goodwill recognition | 123 | – |
| Carrying value | $ 206 | $ 975 |

1. A $165 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (see note 22).

## 17 ▪ Inventories

| | Gold | | Copper | |
|---|---|---|---|---|
| | As at Dec. 31, 2017 | As at Dec. 31, 2016 | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
| Raw materials | | | | |
| Ore in stockpiles | $ 2,125 | $ 2,067 | $ 102 | $ 72 |
| Ore on leach pads | 405 | 406 | – | – |
| Mine operating supplies | 515 | 585 | 79 | 62 |
| Work in process | 174 | 219 | – | – |
| Finished products | 168 | 50 | 3 | 5 |
| | $ 3,387 | $ 3,327 | $ 184 | $ 139 |
| Non-current ore in stockpiles[1] | (1,681) | (1,536) | – | – |
| | $ 1,706 | $ 1,791 | $ 184 | $ 139 |

1. Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

### Inventory Impairment Charges

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Barrick Nevada | $ – | $ 57 |
| Golden Sunlight | 6 | 7 |
| Porgera | 4 | 3 |
| Pierina | 11 | 1 |
| Inventory impairment charges[1] | $ 21 | $ 68 |

1. Impairment charges in 2017 primarily relate to leach pad inventories at Pierina. Impairment charges in 2016 primarily relate to stockpiles at Cortez.

### Ore in Stockpiles

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| **Gold** | | |
| Barrick Nevada | $ 1,040 | $ 1,128 |
| Pueblo Viejo | 538 | 475 |
| Porgera | 55 | 77 |
| Kalgoorlie | 138 | 127 |
| Lagunas Norte | 147 | 91 |
| Buzwagi | 109 | 64 |
| North Mara | 47 | 41 |
| Veladero | 22 | 38 |
| Turquoise Ridge | 26 | 22 |
| Other | 3 | 4 |
| **Copper** | | |
| Lumwana | 102 | 72 |
| | $ 2,227 | $ 2,139 |

Barrick Gold Corporation | Financial Report 2017 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Ore on Leach Pads

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| **Gold** | | |
| Veladero | $ 145 | $ 172 |
| Nevada | 105 | 109 |
| Lagunas Norte | 143 | 97 |
| Pierina | 12 | 28 |
| | $ 405 | $ 406 |

### Purchase Commitments

At December 31, 2017, we had purchase obligations for supplies and consumables of approximately $1,147 million (2016: $970 million).

## 18 ▪ Accounts Receivable and Other Current Assets

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| **Accounts receivable** | | |
| Amounts due from concentrate sales | $ 110 | $ 110 |
| Receivable from Dominican Republic government[1] | 1 | 30 |
| Other receivables | 128 | 109 |
| | $ 239 | $ 249 |
| **Other current assets** | | |
| Derivative assets (note 25f) | $ 2 | $ 1 |
| Goods and services taxes recoverable[2] | 167 | 239 |
| Prepaid expenses | 68 | 48 |
| Other | 84 | 18 |
| | $ 321 | $ 306 |

1. Amounts receivable from the Dominican Republic government primarily relate to payments made by Pueblo Viejo on behalf of the government.
2. Primarily includes VAT and fuel tax recoverables of $32 million in Tanzania, $49 million in Argentina, $3 million in Chile, $19 million in the Dominican Republic, and $8 million in Peru (Dec. 31, 2016: $124 million, $52 million, $32 million, $10 million and $6 million, respectively).

## 19 ▪ Property, Plant and Equipment

| | Buildings, plant and equipment | Mining property costs subject to depreciation[1,3] | Mining property costs not subject to depreciation[1,2] | Total |
|---|---|---|---|---|
| At January 1, 2017 | | | | |
| Net of accumulated depreciation | $ 4,556 | $ 7,194 | $ 2,353 | $ 14,103 |
| Additions[4] | 158 | 219 | 1,966 | 2,343 |
| Disposals | (72) | (32) | (1,093) | (1,197) |
| Depreciation | (878) | (819) | – | (1,697) |
| Impairment reversals | (102) | (359) | 715 | 254 |
| Transfers[5] | 551 | 449 | (1,000) | – |
| At December 31, 2017 | $ 4,213 | $ 6,652 | $ 2,941 | $ 13,806 |
| At December 31, 2017 | | | | |
| Cost | $ 14,209 | $ 21,068 | $ 14,507 | $ 49,784 |
| Accumulated depreciation and impairments | (9,996) | (14,416) | (11,566) | (35,978) |
| Net carrying amount – December 31, 2017 | $ 4,213 | $ 6,652 | $ 2,941 | $ 13,806 |

1. Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
2. Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
3. Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4. Additions include revisions to the capitalized cost of closure and rehabilitation activities.
5. Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

134 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | Buildings, plant and equipment | Mining property costs subject to depreciation[1,3] | Mining property costs not subject to depreciation[1,2] | Total |
|---|---|---|---|---|
| At January 1, 2016 | | | | |
| Cost | $ 13,782 | $ 19,968 | $ 14,734 | $ 48,484 |
| Accumulated depreciation and impairments | (9,098) | (12,668) | (12,284) | (34,050) |
| Net carrying amount – January 1, 2016 | $ 4,684 | $ 7,300 | $ 2,450 | $ 14,434 |
| Additions[4] | 71 | 272 | 933 | 1,276 |
| Disposals | (80) | – | (37) | (117) |
| Depreciation | (794) | (995) | – | (1,789) |
| Impairment charges | 217 | 79 | 3 | 299 |
| Transfers[5] | 458 | 538 | (996) | – |
| At December 31, 2016 | $ 4,556 | $ 7,194 | $ 2,353 | $ 14,103 |
| At December 31, 2016 | | | | |
| Cost | $ 14,111 | $ 20,778 | $ 14,634 | $ 49,523 |
| Accumulated depreciation and impairments | (9,555) | (13,584) | (12,281) | (35,420) |
| Net carrying amount – December 31, 2016 | $ 4,556 | $ 7,194 | $ 2,353 | $ 14,103 |

1. Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
2. Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
3. Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4. Additions include revisions to the capitalized cost of closure and rehabilitation activities.
5. Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

## a) Mineral Property Costs Not Subject to Depreciation

| | Carrying amount at Dec. 31, 2017 | Carrying amount at Dec. 31, 2016 |
|---|---|---|
| Construction-in-progress[1] | $ 640 | $ 466 |
| Acquired mineral resources and exploration potential | 24 | 24 |
| Projects | | |
| Pascua-Lama | 1,499 | 1,263 |
| Norte Abierto | 612 | 444 |
| Donlin Gold | 166 | 156 |
| | $ 2,941 | $ 2,353 |

1. Represents assets under construction at our operating mine sites.

## b) Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2017 was a $91 million decrease (2016: $67 million decrease).

## c) Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $118 million at December 31, 2017 (2016: $103 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2017, we have operating lease commitments totaling $68 million, of which $21 million is expected to be paid within a year, $46 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

Barrick Gold Corporation | Financial Report 2017 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 20 ▪ Goodwill and Other Intangible Assets

### a) Intangible Assets

| | Water rights[1] | Technology[2] | Supply contracts[3] | Exploration potential[4] | Total |
|---|---|---|---|---|---|
| Opening balance January 1, 2016 | $ 87 | $ 12 | $ 16 | $ 156 | $ 271 |
| Additions | – | – | – | 4 | 4 |
| Amortization | – | (1) | (2) | – | (3) |
| Closing balance December 31, 2016 | $ 87 | $11 | $14 | $160 | $272 |
| Additions | – | – | – | 16 | 16 |
| Disposals[5] | (16) | – | – | – | (16) |
| Amortization and impairment losses | – | (2) | (3) | (12) | (17) |
| Closing balance December 31, 2017 | $ 71 | $ 9 | $ 11 | $ 164 | $ 255 |
| Cost | $ 71 | $ 17 | $ 39 | $ 298 | $ 425 |
| Accumulated amortization and impairment losses | – | (8) | (28) | (134) | (170) |
| Net carrying amount December 31, 2017 | $ 71 | $ 9 | $ 11 | $ 164 | $ 255 |

1. Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2. The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3. Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
4. Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences. See note 21 for details of impairment charges recorded against exploration assets.
5. Represents the net disposal as a result of the Cerro Casale sale. Refer to note 4b.

### b) Goodwill

| | Closing balance December 31, 2016 | Disposals | Closing balance December 31, 2017 |
|---|---|---|---|
| Barrick Nevada[1] | $ 514 | $ – | $ 514 |
| Veladero[2] | 195 | (41) | 154 |
| Turquoise Ridge | 528 | – | 528 |
| Hemlo | 63 | – | 63 |
| Kalgoorlie | 71 | – | 71 |
| Total | $ 1,371 | $ (41) | $ 1,330 |

1. In Q1 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. The prior period has been changed to reflect this presentation.
2. Represents the net disposal as a result of the partial Veladero sale. Refer to note 4a.

On a total basis, the gross amount and accumulated impairment losses are as follows:

| | |
|---|---|
| Cost | $ 8,618 |
| Accumulated impairment losses December 31, 2017 | (7,288) |
| Net carrying amount December 31, 2017 | $ 1,330 |

136 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 21 ▪ Impairment and Reversal of Non-Current Assets

**Summary of impairments (reversals)**

For the year ended December 31, 2017, we recorded net impairment reversals of $212 million (2016: $250 million) for non-current assets, as summarized in the following table:

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Cerro Casale | $ (1,120) | $ – |
| Lumwana | (259) | – |
| Bulyanhulu | 740 | – |
| Veladero | – | (275) |
| Lagunas Norte | 3 | (28) |
| Pascua-Lama | 407 | – |
| Zaldívar | – | 49 |
| Exploration sites | 12 | – |
| Other | 5 | 4 |
| Total impairment (reversals) of long-lived assets | $ (212) | $ (250) |

**2017 Indicators of Impairment/Reversal**

### Fourth Quarter 2017

In the fourth quarter 2017, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating mine sites for indicators of impairment or reversal. We noted no indicators of impairment, but did note one indicator of potential impairment reversal. Additionally, as a result of events that occurred in the fourth quarter, we identified indicators of impairment at Acacia and Pascua-Lama as discussed below.

Also as a result of an increase in proven and probable reserves, we have observed an increase in the FVLCD of our Lumwana copper mine in Zambia that has resulted in a partial reversal of the non-current asset impairment loss recorded in 2014. An impairment reversal in the amount of $259 million was recorded in the fourth quarter of 2017. The recoverable amount based on the mine's FVLCD, was $747 million.

### Pascua-Lama

As described in note 36, on January 17, 2018 the Pascua-Lama project received a revised notice from the Chilean environmental regulators, which reduced the administrative fine and ordered the closure of existing surface facilities on the Chilean side of the project in addition to certain monitoring activities. Given the impact on our ability to advance the project as an open pit operation and the subsequent reclassification of Pascua-Lama's open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017. We identified that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $429 million, based on a FVLCD of $850 million.

### Acacia

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates ("Ban"), impacting Acacia's Bulyanhulu and Buzwagi mines. Subsequently, during the second quarter of 2017 two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

In July 2017, new and amended legislation was passed in Tanzania, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017.

At the beginning of September 2017, as a result of the ongoing concentrate export ban, Bulyanhulu commenced a program to reduce operational activity and expenditure in order to preserve the viability of the mine over the long term. This decision was identified by management as a potential indicator of impairment in the third quarter of 2017.

Barrick Gold Corporation | Financial Report 2017 137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On October 19, 2017, Barrick announced that it had agreed on a framework with the Government of Tanzania for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. In the fourth quarter of 2017, the key terms of the proposed framework was reviewed by Acacia management and independent board members. Acacia has not yet been provided with a detailed proposal for a decision around the ongoing discussions between Barrick and the Government of Tanzania. In the fourth quarter of 2017 Barrick identified several indicators of impairment, including but not limited to, the continued challenges experienced in the operating environment in Tanzania, the announcement of new legislation by the Government of Tanzania in respect of the natural resources sector and the resulting decision to reduce operations at Bulyanhulu. As a result of the updated LOM plan, which reflects the targeted outcome for a negotiated resolution in line with the proposed framework, we identified that the carrying value of Bulyanhulu exceeded the FVLCD and we recorded a non-current asset impairment of $740 million, based on a FVLCD of $600 million (100% basis). Refer to note 36 for further details of the proposed framework. Impairment assessments were also performed in the second and third quarters of 2017 and no impairment charges were recorded. of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion. 2016 Indicators of Impairment/Reversal Fourth Quarter 2016 In the fourth quarter 2016, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating mine sites for indicators of impairment or reversal. We noted no indicators of impairment, but did note three indicators of potential impairment reversal. As a result of improvements in the cost structure at our Veladero mine in Argentina, we have expanded the open pit in our LOM plan, increasing our expected production and the number of years in our plan. These changes increased Veladero’s FVLCD which has resulted in a full reversal of the non-current asset impairment loss recorded in 2013. After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $275 million was recorded as an impairment reversal in the fourth quarter of 2016. The recoverable amount, based on the mine’s FVLCD, was $1.6 billion. Also as a result of cost improvements, we have observed an increase in the FVLCD of our Lagunas Norte mine in Peru that has resulted in a full reversal of the non-current asset impairment loss recorded in the fourth quarter of 2016. After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $28 million was recorded as an impairment reversal in the fourth quarter of 2015. The recoverable amount, based on the mine’s FVLCD, was $630 million. In the fourth quarter of 2016, our Lumwana copper mine in Zambia completed a new LOM plan incorporating a lower cost structure. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana mine. Based on the level of uncertainty surrounding some of the assumptions in our FVLCD calculation, we determined there existed Cerro Casale – First Quarter 2017 As noted in note 4(b), on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount 138 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS significant uncertainty as to whether or not a change in FVLCD existed that warranted a reversal in the previously recorded impairment. Gold For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU. Third Quarter 2016 In the third quarter of 2016 we agreed to an adjustment of the purchase price for the 50% interest in our Zaldívar mine. This adjustment resulted in a non-current asset impairment loss of $49 million. This is in addition to the goodwill impairment loss of $427 million we recognized in third quarter 2016, as detailed below. The recoverable amount after the impairment, based on the FVLCD of our 50% equity interest, was $950 million. Second Quarter 2016 In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana copper mine and we determined the FVLCD was not in excess of the carrying value and therefore no reversal was recorded. Key Assumptions The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans. Pascua-Lama The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources (level 3 of the fair value hierarchy). We used the market approach as the LOM for Pascua-Lama has significant uncertainty with respect to the scope and estimated timeline for the project. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country. Barrick Gold Corporation | Financial Report 2017 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Copper

For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a WACC depending on the location and market risk factors for each mine.

### Assumptions

Our gold price assumptions used in our 2017 impairment testing is $1,200 per ounce. Our gold price assumptions used in our 2016 impairment testing were 2017: $1,050 per ounce and 2018+: $1,200 per ounce. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

| | 2017 | 2016 |
|---|---|---|
| Copper price per lb (long-term) | $ 2.75 | $ 2.75 |
| WACC – gold (range) | 3%–11% | 3%–6% |
| WACC – gold (avg) | 6% | 4% |
| WACC – copper | 9% | 9% |
| NAV multiple – gold (avg) | 1.2 | 1.2 |
| LOM years – gold (avg) | 17 | 15 |
| Value per ounce of gold | $30–$55 | n/a |
| Value per ounce of silver | $0.41–$0.76 | n/a |

### Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/- 1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a further non-current asset impairment of $172 million, net of tax, would be recognized for Bulyanhulu, with a similar increase in the gold price per ounce resulting in a reduction in the impairment of $172 million. The partial reversal of the non-current asset impairment reversal recorded for Lumwana would not be recognized if the copper price per ounce was decreased by $0.25 and would result in the recognition of a further impairment reversal of $303 million if the copper price per ounce was increased by $0.25. Lumwana was otherwise not affected by the sensitivity analysis.

Other results of the sensitivity analysis are as follows:

| | (Impairment)/reversal based on | |
|---|---|---|
| Operating Segment | Gold price +$100 | Gold price -$100 |
| Pueblo Viejo | $ 546 | $ (651) |
| Lagunas Norte | – | (311) |
| Veladero | – | (188) |

We also performed a sensitivity analysis on our WACC, which is another key input that impacts the impairment calculations. We assumed a +/-1% change on the WACC, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. The results of this analysis are as follows:

A 1% decrease in the WACC would result in a partial reversal of $425 million of the non-current asset impairment recorded in 2015 at Pueblo Viejo. It would also result in the recognition of a further $63 million non-current asset impairment at Bulyanhulu, while a 1% increase in the WACC would result in a reduction of similar value in the impairment recognized at Bulyanhulu.

In addition, for our Pascua-Lama project, we have determined our valuation based on a market approach. The key assumption that impacts the impairment calculations is the value per ounce of gold and per pound of silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant, and based on the results of the impairment testing performed in fourth quarter 2017 for Pascua-Lama, the fair value of the CGU would have been reduced from $850 million to $750 million.

140 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce/pound.

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

| As at December 31, 2017 | Carrying value |
|---|---|
| Pueblo Viejo[1] | $ 3,077 |
| Veladero[2] | 1,016 |
| Lumwana[3] | 849 |
| Norte Abierto[2,4] | 817 |
| Bulyanhulu[3] | 600 |
| Lagunas Norte[5] | 458 |
| Buzwagi | 194 |
| Pascua-Lama[3,6,7] | $ 38 |

1. This CGU had an impairment loss in 2015. As there have been no indicators of impairment or impairment reversal in 2017, the carrying value would remain sensitive to the key assumptions in the FVLCD model from 2015.
2. As a result of partial divestments that occurred in 2017 (refer to notes 4a and 4b) these CGUs were remeasured to fair value and are sensitive to changes in the key assumptions used in the purchase price allocations.
3. As a result of the impairment/reversal recorded in 2017 these CGUs were remeasured to fair value and are sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.
4. Norte Abierto is the new name of our joint venture with Goldcorp, comprised of the Cerro Casale and Caspiche deposits.
5. As a result of the reversal recorded in 2016 this CGU was remeasured to fair value and is sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.
6. The carrying value of Pascua-Lama includes the deferred revenue liability relating to the Wheaton Precious Metals stream ($812 million).
7. This CGU is most sensitive to changes in the value per ounce of comparable market entities.

## 22 ▪ Other Assets

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Derivative assets (note 25f) | $ 1 | $ 1 |
| Goods and services taxes recoverable[1] | 398 | 303 |
| Notes receivable[2] | 279 | 274 |
| Restricted cash[3] | 119 | 118 |
| Prepayments | 42 | 51 |
| Norte Abierto JV Partner Receivable | 166 | – |
| Other | 265 | 199 |
| | $ 1,270 | $ 946 |

1. Includes VAT and fuel tax receivables of $220 million in Argentina, $132 million in Tanzania and $46 million in Chile (Dec. 31, 2016: $255 million, $8 million and $40 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.
2. Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
3. Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo's mine life.

## 23 ▪ Accounts Payable

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Accounts payable | $ 760 | $ 749 |
| Accruals | 299 | 335 |
| | $ 1,059 | $ 1,084 |

## 24 ▪ Other Current Liabilities

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Provision for environmental rehabilitation (note 27b) | $ 152 | $ 67 |
| Derivative liabilities (note 25f) | 30 | 50 |
| Deposit on Pueblo Viejo gold and silver streaming agreement | 85 | 77 |
| Share-based payments (note 34b) | 17 | 53 |
| Deposit on Pascua-Lama silver sale agreement | 7 | 26 |
| Other | 40 | 36 |
| | $ 331 | $ 309 |

## 25 ▪ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

### a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Cash deposits | $ 662 | $ 1,009 |
| Term deposits | 427 | 654 |
| Money market investments | 1,145 | 726 |
| | $ 2,234 | $ 2,389 |

Barrick Gold Corporation | Financial Report 2017 141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of total cash and cash equivalents as of December 31, 2017, $305 million (2016: $943 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

**b) Debt and Interest[1]**

| | Closing balance Dec. 31, 2016 | Proceeds | Repayments | Amortization and other[2] | Closing balance Dec. 31, 2017 |
|---|---|---|---|---|---|
| 4.4%/5.7% notes[3,9] | $ 1,467 | $ – | $ – | $ 1 | $ 1,468 |
| 3.85%/5.25% notes | 1,078 | – | – | 1 | 1,079 |
| 5.80% notes[4,9] | 395 | – | – | – | 395 |
| 6.35% notes[5,9] | 593 | – | – | – | 593 |
| Other fixed rate notes[6,9] | 1,607 | – | (279) | (2) | 1,326 |
| Project financing | 400 | – | (423) | 23 | – |
| Capital leases[7] | 114 | – | (68) | – | 46 |
| Other debt obligations | 609 | – | (4) | (2) | 603 |
| 4.10%/5.75% notes[8,9] | 1,569 | – | (731) | 4 | 842 |
| Acacia credit facility[10] | 99 | – | (28) | – | 71 |
| | $ 7,931 | $ – | $ (1,533) | $ 25 | $ 6,423 |
| Less: current portion[11] | (143) | – | – | – | (59) |
| | $ 7,788 | $ – | $ (1,533) | $ 25 | $ 6,364 |

| | Closing balance Dec. 31, 2015 | Proceeds | Repayments | Amortization and other[2] | Closing balance Dec. 31, 2016 |
|---|---|---|---|---|---|
| 4.4%/5.7% notes[3,9] | $ 2,182 | $ – | $ (721) | $ 6 | $ 1,467 |
| 3.85%/5.25% notes | 1,077 | – | – | 1 | 1,078 |
| 5.80% notes[4,9] | 395 | – | – | – | 395 |
| 6.35% notes[5,9] | 592 | – | – | 1 | 593 |
| Other fixed rate notes[6,9] | 2,451 | – | (848) | 4 | 1,607 |
| Project financing | 646 | – | (254) | 8 | 400 |
| Capital leases[7] | 153 | 2 | (41) | – | 114 |
| Other debt obligations | 654 | 3 | (46) | (2) | 609 |
| 2.5%/4.10%/5.75% notes[8,9] | 1,690 | – | (123) | 2 | 1,569 |
| Acacia credit facility[10] | 128 | – | (29) | – | 99 |
| | $ 9,968 | $ 5 | $ (2,062) | $ 20 | $ 7,931 |
| Less: current portion[11] | (203) | – | – | – | (143) |
| | $ 9,765 | $ 5 | $ (2,062) | $ 20 | $ 7,788 |

1. The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2. Amortization of debt premium/discount and increases (decreases) in capital leases.
3. Consists of $1.5 billion (2016: $1.5 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC ("BNAF"). This consists of $629 million (2016: $629 million) of BNAF notes due 2021 and $850 million (2016: $850 million) of BNAF notes due 2041.
4. Consists of $400 million (2016: $400 million) of 5.80% notes which mature in 2034.
5. Consists of $600 million (2016: $600 million) of 6.35% notes which mature in 2036.
6. Consists of $1.3 billion (2016: $1.6 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. ("BPDAF"). This consists of $248 million (2016: $248 million) of BPDAF notes due 2020, $250 million (2016: $250 million) of BNAF notes due 2038 and $850 million (2016: $850 million) of BPDAF notes due 2039.
7. Consists primarily of capital leases at Pascua-Lama, $13 million and Lagunas Norte, $27 million (2016: $50 million and $56 million, respectively).
8. Consists of $850 million (2016: $1.6 billion) in conjunction with our wholly-owned subsidiary BNAF.
9. We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company ("BGFC"), and Barrick (HMC) Mining ("BHMC") notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
10. Consists of an export credit backed term loan facility.
11 The current portion of long-term debt consists of project financing ($nil; 2016: $72 million), other debt obligations ($4 million; 2016: $5 million), capital leases ($27 million; 2016: $38 million) and Acacia credit facility ($28 million; 2016: $28 million).

142 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1.75%/2.9%/4.4%/5.7% Notes In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations. During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid. During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid. On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other unsecured, unsubordinated obligations. During 2015, $275 million was repaid. During 2016, an additional $196 million was repaid. During 2017, the remaining $279 million was repaid. In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid. During 2016, the entire balance ($500 million) of the 10-year notes with a coupon rate of 6.8% was repaid. 3.85% and 5.25% Notes On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. Pueblo Viejo Project Financing Agreement In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which would terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests had been met, resulting in termination of the guarantees. The lending syndicate was comprised of international financial institutions including export development agencies and commercial banks. We had drawn the entire $1.035 billion. During 2017, the remaining principal balance of the Pueblo Viejo Financing Agreement was fully repaid. Other Fixed Rate Notes On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. Barrick Gold Corporation | Financial Report 2017 143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the "Credit Facility", previously referred to as the "2012 Credit Facility") with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate ("LIBOR") plus 2.00% on drawn amounts, and a commitment rate of 0.35% on undrawn amounts. In November 2017, $3.977 billion of the $4 billion credit facility was agreed to be extended from January 2022 to January 2023. The remaining $23 million currently terminates in January 2020. The Credit Facility is undrawn as at December 31, 2017.

### 2.50%/4.10%/5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes were repaid. During 2015, $769 million of 4.10% notes and $129 million of 2.5% notes were repaid. During 2016, the remainder ($123 million) of the $650 million of the 2.50% notes was repaid. During 2017, the remaining $731 million of the 4.10% notes was repaid.

### Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the "Facility") for the amount of US $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility is collateralized by the Bulyanhulu Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid.

| | 2017 | | 2016 | |
|---|---|---|---|---|
| For the years ended December 31 | Interest cost | Effective rate[1] | Interest cost | Effective rate[1] |
| 4.4%/5.7% notes | $ 77 | 5.23% | $ 104 | 5.09% |
| 3.85%/5.25% notes | 53 | 4.87% | 53 | 4.87% |
| 5.80% notes | 23 | 5.85% | 23 | 5.85% |
| 6.35% notes | 38 | 6.41% | 38 | 6.41% |
| Other fixed rate notes | 93 | 6.38% | 128 | 6.75% |
| Project financing | 14 | 7.04% | 33 | 6.23% |
| Capital leases | 3 | 3.60% | 5 | 4.02% |
| Other debt obligations | 31 | 6.55% | 36 | 6.09% |
| 4.10%/5.75% notes | 72 | 5.12% | 82 | 4.98% |
| Acacia credit facility | 6 | 3.59% | 7 | 3.59% |
| Deposits on Pascua-Lama silver sale agreement (note 29) | 66 | 8.37% | 63 | 8.37% |
| Deposits on Pueblo Viejo gold and silver streaming agreement (note 29) | 35 | 6.14% | 37 | 6.34% |
| | $ 511 | | $ 609 | |

1. The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

144 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| Scheduled Debt Repayments[1] | Issuer | Maturity Year | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 and thereafter | Total |
|---|---|---|---|---|---|---|---|---|---|
| 4.95% notes[3] | BPDAF | 2020 | $ – | $ – | $ 248 | $ – | $ – | $ – | $ 248 |
| 7.31% notes[2] | BGC | 2021 | – | – | – | 7 | – | – | 7 |
| 4.40% notes | BNAF | 2021 | – | – | – | 629 | – | – | 629 |
| 3.85% notes | BGC | 2022 | – | – | – | – | 337 | – | 337 |
| 7.73% notes[2] | BGC | 2025 | – | – | – | – | – | 7 | 7 |
| 7.70% notes[2] | BGC | 2025 | – | – | – | – | – | 5 | 5 |
| 7.37% notes[2] | BGC | 2026 | – | – | – | – | – | 32 | 32 |
| 8.05% notes[2] | BGC | 2026 | – | – | – | – | – | 15 | 15 |
| 6.38% notes[2] | BGC | 2033 | – | – | – | – | – | 200 | 200 |
| 5.80% notes | BGC | 2034 | – | – | – | – | – | 200 | 200 |
| 5.80% notes | BGFC | 2034 | – | – | – | – | – | 200 | 200 |
| 6.45% notes[2] | BGC | 2035 | – | – | – | – | – | 300 | 300 |
| 6.35% notes | BHMC | 2036 | – | – | – | – | – | 600 | 600 |
| 7.50% notes[3] | BNAF | 2038 | – | – | – | – | – | 250 | 250 |
| 5.95% notes[3] | BPDAF | 2039 | – | – | – | – | – | 850 | 850 |
| 5.70% notes | BNAF | 2041 | – | – | – | – | – | 850 | 850 |
| 5.25% notes | BGC | 2042 | – | – | – | – | – | 750 | 750 |
| 5.75% notes | BNAF | 2043 | – | – | – | – | – | 850 | 850 |
| Other debt obligations[2] | | | 4 | 5 | – | – | – | – | 9 |
| Acacia credit facility | | | 28 | 28 | 15 | – | – | – | 71 |
| | | | $ 32 | $ 33 | $ 263 | $ 636 | $ 337 | $ 5,109 | $ 6,410 |
| Minimum annual payments under capital leases | | | $ 27 | $ 11 | $ 4 | $ 1 | $ 1 | $ 2 | $ 46 |

1. This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2. Included in Other debt obligations in the Long-Term Debt table.
3. Included in Other fixed rate notes in the Long-Term Debt table.

Barrick Gold Corporation | Financial Report 2017 145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS c) Derivative Instruments (“Derivatives”) In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to: The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk. We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”. 146 Barrick Gold Corporation | Financial Report 2017 Item Impacted by Sales Prices of gold, silver and copper B y-product credits P rices of silver, copper and gold  Cost of sales  C  onsumption of diesel fuel, propane, natural gas, and electricity    P rices of diesel fuel, propane, natural gas, and electricity  N  on-US dollar expenditures    C  urrency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, and ZMW  G  eneral and administration, exploration and evaluation costs    US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, ZAR, and ZMW     N  on-US dollar capital expenditures     Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, and ZAR  C  onsumption of steel     Price of steel    and equivalents  US dollar interest rates    borrowings  US dollar interest rates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## d) Summary of Derivatives at December 31, 2017

| | Notional amount by term to maturity | | | | Accounting classification by notional amount | | |
|---|---|---|---|---|---|---|---|
| | Within 1 year | 2 to 3 years | 4 to 5 years | Total | Cash flow hedge | Non-hedge | Fair value (USD) |
| **US dollar interest rate contracts** (US$ millions) | | | | | | | |
| Total receive-float swap positions | $ 28 | $ 43 | $ – | $ 71 | $ 71 | $ – | $ 1 |
| **Currency contracts** | | | | | | | |
| A$:US$ contracts (A$ millions) | 21 | – | – | 21 | – | 21 | – |
| C$:US$ contracts (C$ millions) | 8 | – | – | 8 | – | 8 | – |
| PGK:US$ contracts (PGK millions) | 32 | – | – | 32 | – | 32 | – |
| **Commodity contracts** | | | | | | | |
| Gold collar sell contracts (thousands of ounces) | 105 | – | – | 105 | – | 105 | 2 |
| Copper bought floor contracts (millions of pounds) | 60 | – | – | 60 | 60 | – | (8) |
| Fuel contracts (thousands of barrels)[1] | 1,244 | 42 | – | 1,286 | 840 | 446 | (24) |

1. Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and Brent represents Brent Crude Oil.

### Fair Values of Derivative Instruments

| | Asset derivatives | | | Liability derivatives | | |
|---|---|---|---|---|---|---|
| | Balance sheet classification | Fair value as at Dec. 31, 2017 | Fair value as at Dec. 31, 2016 | Balance sheet classification | Fair value as at Dec. 31, 2017 | Fair value as at Dec. 31, 2016 |
| Derivatives designated as hedging instruments | | | | | | |
| US dollar interest rate contracts | Other assets | $ 1 | $ 1 | Other liabilities | $ – | $ – |
| Commodity contracts | Other assets | – | – | Other liabilities | 25 | 71 |
| Total derivatives classified as hedging instruments | | $ 1 | $ 1 | | $ 25 | $ 71 |
| Derivatives not designated as hedging instruments | | | | | | |
| Commodity contracts | Other assets | $ 2 | $ 1 | Other liabilities | $ 7 | $ 7 |
| Total derivatives not designated as hedging instruments | | $ 2 | $ 1 | | $ 7 | $ 7 |
| Total derivatives | | $ 3 | $ 2 | | $ 32 | $ 78 |

Barrick Gold Corporation | Financial Report 2017 147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017, we had 18 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have six counterparties with which we hold a net asset position of $2 million, and 12 counterparties with which we are in a net liability position, for a total net liability of $31 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency. December 31, 2017, we have 840 thousand barrels of WTI designated as cash flow hedges at an average rate of $79 per barrel of our exposure to forecasted fuel purchases at our mines. Non-hedge Derivatives During the year, Acacia entered into a contract to purchase 79 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis Acacia has 206 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines. US Dollar Interest Rate Contracts Cash Flow Hedges At December 31, 2017, Acacia has $71 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the financing agreement. Metals Contracts Cash Flow Hedges During 2017, we purchased 115 million pounds of copper collars, of which 60 million pounds remain outstanding at December 31, 2017. The outstanding positions will mature evenly throughout the first half of 2018. These contracts contained purchased put and sold call options with weighted average strike prices of $2.83/lb and $3.25/lb, respectively. These contracts are designated as cash flow hedges, with the effective portion and the changes in time value of the hedge recognized in OCI and the ineffective portion recognized in non-hedge derivative gains (losses). During 2014, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $2 million remaining crystallized in OCI at December 31, 2017, to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives. Currency Contracts Cash Flow Hedges During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. As at December 31, 2017, there are no outstanding currency contracts designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. During 2013, we sold back and effectively closed out approximately A $990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014–2016). During 2016, losses of $14 million were recognized in the consolidated statement of income based on the original hedge contract maturity dates. No losses remain crystallized in OCI at December 31, 2016 and December 31, 2017. Non-hedge Derivatives We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold and copper sales. During the year, Acacia purchased gold put options of 210 thousand ounces. As a result of these activities, we recorded approximately $4 million in the consolidated statement of income as gains on non-hedge derivatives. There are 105 thousand ounces of gold positions outstanding at December 31, 2017. Commodity Contracts Diesel/Propane/Electricity/Natural Gas Cash Flow Hedges During 2015, 8,040 thousand barrels of WTI contracts designated against forecasted fuel consumption at our mines were designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. As at 148 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income ("AOCI")

| | Commodity price hedges | | | Currency hedges | | | Interest rate hedges | |
|---|---|---|---|---|---|---|---|---|
| | Gold/Silver | Copper | Fuel | Operating costs | General and administrative costs | Capital expenditures | Long-term debt | Total |
| At January 1, 2016 | $ 14 | $ – | $ (102) | $ (30) | $ – | $ – | $ (22) | $ (140) |
| Effective portion of change in fair value of hedging instruments | – | – | 23 | 2 | – | – | – | 25 |
| Transfers to earnings: | | | | | | | | |
| On recording hedged items in earnings/PP&E[1] | (5) | – | 47 | 28 | – | – | 2 | 72 |
| At December 31, 2016 | $ 9 | $ – | $ (32) | $ – | $ – | $ – | $ (20) | $ (43) |
| Effective portion of change in fair value of hedging instruments | – | (11) | (8) | – | – | – | – | (19) |
| Transfers to earnings: | | | | | | | | |
| On recording hedged items in earnings/PP&E[1] | (7) | 4 | 27 | – | – | – | 3 | 27 |
| Hedge ineffectiveness due to changes in original forecasted transaction | – | – | 5 | – | – | – | – | 5 |
| At December 31, 2017 | $ 2 | $ (7) | $ (8) | $ – | $ – | $ – | $ (17) | $ (30) |

| Hedge gains/losses classified within | Gold/Silver sales | Copper sales | Cost of sales | Cost of sales | General and administrative costs | Property, plant and equipment | Interest expense | Total |
|---|---|---|---|---|---|---|---|---|
| Portion of hedge gain (loss) expected to affect 2018 earnings[2] | $ 2 | $ (7) | $ (8) | $ – | $ – | $ – | $ (1) | $ (14) |

1. Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
2. Based on the fair value of hedge contracts at December 31, 2017.

### Cash Flow Hedge Gains (Losses) at December 31

| Derivatives in cash flow hedging relationships | Amount of gain (loss) recognized in OCI | | Location of gain (loss) transferred from OCI into income/PP&E (effective portion) | Amount of gain (loss) transferred from OCI into income (effective portion) | | Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing) | Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing) | |
|---|---|---|---|---|---|---|---|---|
| | 2017 | 2016 | | 2017 | 2016 | | 2017 | 2016 |
| Interest rate contracts | $ (1) | $ – | Finance income/finance costs | $ (3) | $ (2) | Gain (loss) on non-hedge derivatives | $ – | $ – |
| Foreign exchange contracts | – | 2 | Cost of sales/general and administrative costs/PP&E | – | (28) | Gain (loss) on non-hedge derivatives | – | – |
| Commodity contracts | (18) | 23 | Revenue/cost of sales | (24) | (42) | Gain (loss) on non-hedge derivatives | (5) | – |
| Total | $ (19) | $ 25 | | $ (27) | $ (72) | | $ (5) | $ – |

Barrick Gold Corporation | Financial Report 2017 149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### e) Gains (Losses) on Non-hedge Derivatives

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Commodity contracts | | |
| Gold | $ 4 | $ 2 |
| Silver[1] | 7 | 6 |
| Copper | (1) | – |
| Fuel | – | 5 |
| Currency contracts | 1 | (1) |
| | $ 11 | $ 12 |
| Hedge ineffectiveness | (5) | – |
| | $ 6 | $ 12 |

1. Relates to the amortization of crystallized OCI.

### f) Derivative Assets and Liabilities

| | 2017 | 2016 |
|---|---|---|
| At January 1 | $ (76) | $ (263) |
| Derivatives cash (inflow) outflow | | |
| Operating activities | 62 | 156 |
| Change in fair value of: | | |
| Non-hedge derivatives | 4 | 6 |
| Cash flow hedges: | | |
| Effective portion | (19) | 25 |
| Ineffective portion | 5 | – |
| Excluded from effectiveness changes | (5) | – |
| At December 31 | $ (29) | $ (76) |
| Classification: | | |
| Other current assets | $ 2 | $ 1 |
| Other long-term assets | 1 | 1 |
| Other current liabilities | (30) | (50) |
| Other long-term obligations | (2) | (28) |
| | $ (29) | $ (76) |

## 26 ▪ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

150 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

**Fair Value Measurements**

| At December 31, 2017 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Aggregate fair value |
|---|---|---|---|---|
| Cash and equivalents | $ 2,234 | $ – | $ – | $ 2,234 |
| Other investments | 33 | – | – | 33 |
| Derivatives | – | (29) | – | (29) |
| Receivables from provisional copper and gold sales | – | 110 | – | 110 |
| | $ 2,267 | $ 81 | $ – | $ 2,348 |

**Fair Value Measurements**

| At December 31, 2016 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Aggregate fair value |
|---|---|---|---|---|
| Cash and equivalents | $ 2,389 | $ – | $ – | $ 2,389 |
| Other investments | 18 | – | – | 18 |
| Derivatives | – | (76) | – | (76) |
| Receivables from provisional copper and gold sales | – | 110 | – | 110 |
| | $ 2,407 | $ 34 | $ – | $ 2,441 |

## b) Fair Values of Financial Assets and Liabilities

| | At Dec. 31, 2017 | | At Dec. 31, 2016 | |
|---|---|---|---|---|
| | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| Financial assets | | | | |
| Other assets[1] | $ 572 | $ 572 | $ 399 | $ 399 |
| Other investments[2] | 33 | 33 | 18 | 18 |
| Derivative assets | 3 | 3 | 2 | 2 |
| | $ 608 | $ 608 | $ 419 | $ 419 |
| Financial liabilities | | | | |
| Debt[3] | $ 6,423 | $ 7,715 | $ 7,931 | $ 8,279 |
| Derivative liabilities | 32 | 32 | 78 | 78 |
| Other liabilities | 252 | 252 | 216 | 216 |
| | $ 6,707 | $ 7,999 | $ 8,225 | $ 8,573 |

1. Includes restricted cash and amounts due from our partners.
2. Recorded at fair value. Quoted market prices are used to determine fair value.
3. Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Barrick Gold Corporation | Financial Report 2017 151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## c) Assets Measured at Fair Value on a Non-Recurring Basis

| | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Aggregate fair value |
|---|---|---|---|---|
| Other assets[1] | $ – | $ – | $ 45 | $ 45 |
| Property, plant and equipment[2] | – | – | 6,105 | 6,105 |
| Intangible assets[3] | – | – | 34 | 34 |

1. Other assets were written down by $30 million, which was included in earnings in this period.
2. Property, plant and equipment were written up by $254 million, which was included in earnings in this period, reflecting the historical impairment loss taken on these assets.
3. Intangibles were written down by $12 million, which was included in earnings in this period, to their fair value less costs of disposal of $34 million.

### Valuation Techniques

#### Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

#### Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

#### Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick's observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and Credit Default Swap ("CDS") rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

#### Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

#### Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

152 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 27 ▪ Provisions

### a) Provisions

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Environmental rehabilitation ("PER") | $ 2,944 | $ 2,179 |
| Post-retirement benefits | 48 | 72 |
| Share-based payments | 37 | 34 |
| Other employee benefits | 27 | 45 |
| Other | 85 | 33 |
| | $ 3,141 | $ 2,363 |

### b) Environmental Rehabilitation

| | 2017 | 2016 |
|---|---|---|
| At January 1 | $ 2,246 | $ 1,982 |
| PERs divested during the year | (31) | – |
| Closed Sites | | |
| Impact of revisions to expected cash flows recorded in earnings | 46 | 146 |
| Settlements | | |
| Cash payments | (41) | (28) |
| Settlement gains | (1) | (1) |
| Accretion | 12 | 10 |
| Operating Sites | | |
| PERs arising in the year | 836 | 134 |
| Settlements | | |
| Cash payments | (18) | (34) |
| Settlement gains | (1) | (3) |
| Accretion | 48 | 40 |
| At December 31 | $ 3,096 | $ 2,246 |
| Current portion (note 24) | (152) | (67) |
| | $ 2,944 | $ 2,179 |

The eventual settlement of substantially all PERs is expected to take place between 2018 and 2058.

The PER has increased in the fourth quarter of 2017 by $864 million primarily due to changes in cost estimates at our Pascua-Lama, Lagunas Norte and Veladero properties, partially offset by changes in discount rates. For the year ended December 31, 2017, our PER balance increased by $850 million as a result of various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $385 million and a 1% decrease in the discount rate would result in an increase in PER by $257 million, while holding the other assumptions constant.

## 28 ▪ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a) Market risk, including commodity price risk, foreign currency and interest rate risk;
b) Credit risk;
c) Liquidity risk; and
d) Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

**a) Market Risk**

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

#### Commodity Price Risk

*Gold and Copper*

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate

Barrick Gold Corporation | Financial Report 2017 153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We have 60 million pounds of copper positions outstanding at December 31, 2017. Acacia has 105 thousand ounces of gold positions outstanding at December 31, 2017 and purchased an additional 120 thousand ounces of gold put options subsequent to year end. Our remaining gold and copper production is subject to market prices.

*Fuel*

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

### Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

### Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.2 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2017).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, is approximately $10 million (2016: $13 million).

### b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

- Entering into derivatives with high credit-quality counterparties;
- Limiting the amount of net exposure with each counterparty; and
- Monitoring the financial condition of counterparties on a regular basis.

The Company's maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Cash and equivalents | $ 2,234 | $ 2,389 |
| Accounts receivable | 239 | 249 |
| Net derivative assets by counterparty | 2 | 1 |
| | $ 2,475 | $ 2,639 |

### c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering

154 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders' equity. As at December 31, 2017, our total debt was $6.4 billion (debt net of cash and equivalents was $4.2 billion) compared to total debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody's and S&P rate our long-term debt Baa3 and BBB-, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant, which was amended in the fourth quarter 2015, in the Credit Facility (undrawn as at December 31, 2017) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick's net debt to total capitalization ratio was 0.27:1 as at December 31, 2017).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

| As at December 31, 2017<br>(in $ millions) | Less than 1 year | 1 to 3 years | 3 to 5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Cash and equivalents | $ 2,234 | $ – | $ – | $ – | $ 2,234 |
| Accounts receivable | 239 | – | – | – | 239 |
| Derivative assets | 2 | 1 | – | – | 3 |
| Trade and other payables | 1,059 | – | – | – | 1,059 |
| Debt | 59 | 311 | 975 | 5,111 | 6,456 |
| Derivative liabilities | 30 | 2 | – | – | 32 |
| Other liabilities | 30 | 231 | 64 | 186 | 511 |

| As at December 31, 2016<br>(in $ millions) | Less than 1 year | 1 to 3 years | 3 to 5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Cash and equivalents | $ 2,389 | $ – | $ – | $ – | $ 2,389 |
| Accounts receivable | 249 | – | – | – | 249 |
| Derivative assets | 1 | 1 | – | – | 2 |
| Trade and other payables | 1,084 | – | – | – | 1,084 |
| Debt | 143 | 533 | 997 | 6,316 | 7,989 |
| Derivative liabilities | 51 | 27 | – | – | 78 |
| Other liabilities | 42 | 51 | 3 | 120 | 216 |

Barrick Gold Corporation | Financial Report 2017 155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**d) Capital Risk Management**

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28.

## 29 ▪ Other Non-Current Liabilities

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Deposit on Pascua-Lama silver sale agreement | $ 805 | $ 749 |
| Deposit on Pueblo Viejo gold and silver streaming agreement | 459 | 499 |
| Long-term income tax payable | 259 | – |
| Derivative liabilities (note 25f) | 2 | 28 |
| Provision for offsite remediation | 45 | 48 |
| Other | 174 | 137 |
| | $ 1,744 | $ 1,461 |

**Silver Sale Agreement**

Our silver sale agreement with Wheaton Precious Metals Corp. ("Wheaton") (formerly Silver Wheaton Corp.) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines ("South American mines") until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

**Gold and Silver Streaming Agreement**

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. ("Royal Gold") for production linked to Barrick's 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo's production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

- 7.5 percent of Barrick's interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
- 75 percent of Barrick's interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

156 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 30 ▪ Deferred Income Taxes

**Recognition and Measurement**

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $239 million and deferred income taxes of $155 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $3,916 million as at December 31, 2017.

**Sources of Deferred Income Tax Assets and Liabilities**

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Deferred tax assets | | |
| Tax loss carry forwards | $ 926 | $ 735 |
| Environmental rehabilitation | 594 | 639 |
| Property, plant and equipment | 175 | 273 |
| Post-retirement benefit obligations and other employee benefits | 49 | 47 |
| Accrued interest payable | 40 | 75 |
| Other working capital | 23 | 54 |
| Derivative instruments | 74 | 89 |
| Other | 21 | 41 |
| | $ 1,902 | $ 1,953 |
| Deferred tax liabilities | | |
| Property, plant and equipment | (1,571) | (1,963) |
| Inventory | (507) | (533) |
| | $ (176) | $ (543) |
| Classification: | | |
| Non-current assets | $ 1,069 | $ 977 |
| Non-current liabilities | (1,245) | (1,520) |
| | $ (176) | $ (543) |

The deferred tax asset of $1,069 million includes $1,064 million expected to be realized in more than one year. The deferred tax liability of $1,245 million includes $1,228 million expected to be realized in more than one year.

**Expiry Dates of Tax Losses**

| | 2018 | 2019 | 2020 | 2021 | 2022+ | No expiry date | Total |
|---|---|---|---|---|---|---|---|
| Non-capital tax losses[1] | | | | | | | |
| Canada | $ – | $ – | $ – | $ – | $ 2,093 | $ – | $ 2,093 |
| Argentina | – | – | – | 271 | – | – | 271 |
| Barbados | 4,727 | 922 | 217 | 13 | 735 | – | 6,614 |
| Chile | – | – | – | – | – | 1,052 | 1,052 |
| Tanzania | – | – | – | – | – | 1,756 | 1,756 |
| Zambia | 115 | – | – | 12 | 404 | – | 531 |
| Other | 7 | – | – | – | – | 568 | 575 |
| | $ 4,849 | $ 922 | $ 217 | $ 296 | $ 3,232 | $ 3,376 | $ 12,892 |

1. Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2017.

Barrick Gold Corporation | Financial Report 2017 157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The non-capital tax losses include $9,153 million of losses which are not recognized in deferred tax assets. Of these, $4,843 million expire in 2018, $922 million expire in 2019, $217 million expire in 2020, $296 million expire in 2021, $1,009 million expire in 2022 or later, and $1,866 million have no expiry date.

**Recognition of Deferred Tax Assets**

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

- Historic and expected future levels of taxable income;
- Tax plans that affect whether tax assets can be realized; and
- The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $661 million (December 31, 2016: $569 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. A deferred tax asset totaling $98 million (December 31, 2016: $126 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable and consequently, we have fully recognized these deferred tax assets.

**Deferred Tax Assets Not Recognized**

| | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
|---|---|---|
| Australia | $ 158 | $ 162 |
| Canada | 388 | 377 |
| United States | – | 115 |
| Chile | 993 | 890 |
| Argentina | 515 | 599 |
| Barbados | 66 | 66 |
| Tanzania | 209 | 183 |
| Zambia | 50 | 151 |
| Saudi Arabia | 70 | 70 |
| | $ 2,449 | $ 2,613 |

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $690 million (2016: $638 million), capital loss carry forwards with no expiry date of $452 million (2016: $440 million), US AMT credits of $nil (2016: $113 million) and other deductible temporary differences with no expiry date of $1,307 million (2016: $1,422 million).

**Source of Changes in Deferred Tax Balances**

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Temporary differences | | |
| Property, plant and equipment | $ 295 | $ (297) |
| Environmental rehabilitation | (45) | 79 |
| Tax loss carry forwards | 191 | 259 |
| Inventory | 26 | (94) |
| Derivatives | (16) | (16) |
| Other | (84) | 39 |
| | $ 367 | $ (30) |
| Intraperiod allocation to: | | |
| Income from continuing operations before income taxes | $ (106) | $ (8) |
| Cerro Casale disposition | 469 | – |
| Veladero disposition | 16 | – |
| OCI | (12) | (22) |
| | $ 367 | $ (30) |

158 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Income Tax Related Contingent Liabilities**

| | 2017 | 2016 |
|---|---|---|
| At January 1 | $ 128 | $ 61 |
| Net additions based on uncertain tax positions related to prior years | 178 | 70 |
| Reductions for tax positions of prior years | – | (3) |
| At December 31[1] | $ 306 | $ 128 |

1. If reversed, the total amount of $306 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

**Tax Years Still Under Examination**

| | |
|---|---|
| Canada | 2015–2017 |
| United States | 2017 |
| Dominican Republic | 2013–2017 |
| Peru | 2009, 2011–2017 |
| Chile | 2013–2017 |
| Argentina | 2011–2017 |
| Australia | 2013–2017 |
| Papua New Guinea | 2006–2017 |
| Saudi Arabia | 2007–2017 |
| Tanzania | All years open |
| Zambia | 2010–2017 |

## 31 ▪ Capital Stock

### Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,166,577,478 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated the "First Preferred Shares, Series A" and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the "First Preferred Shares, Series B" and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the "First Preferred Shares, Series C Special Voting Share" and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the "Second Preferred Shares, Series A" and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

### Dividends

In 2017, we declared and paid dividends in US dollars totaling $125 million (2016: $86 million).

The Company's dividend reinvestment plan resulted in $16 million (2016: $8 million) reinvested into the Company.

## 32 ▪ Non-Controlling Interests

### a) Non-Controlling Interests Continuity

| | Pueblo Viejo | Acacia | Cerro Casale | Other | Total |
|---|---|---|---|---|---|
| NCI in subsidiary at December 31, 2017 | 40% | 36.1% | 25% | Various | |
| At January 1, 2016 | $ 1,232 | $ 677 | $ 318 | $ 50 | $ 2,277 |
| Share of income (loss) | 174 | 34 | (1) | (1) | 206 |
| Cash contributed | – | – | 2 | 68 | 70 |
| Disbursements | (95) | (7) | – | (73) | (175) |
| At December 31, 2016 | $ 1,311 | $ 704 | $ 319 | $ 44 | $ 2,378 |
| Share of income (loss) | 118 | (211) | 173 | (2) | 78 |
| Cash contributed | – | – | 1 | 12 | 13 |
| Decrease in non-controlling interest | – | – | (493) | – | (493) |
| Disbursements | (139) | (13) | – | (43) | (195) |
| At December 31, 2017 | $ 1,290 | $ 480 | $ – | $ 11 | $ 1,781 |

Barrick Gold Corporation | Financial Report 2017 159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

### Summarized Balance Sheets

| | Pueblo Viejo | | Acacia | |
|---|---|---|---|---|
| | As at Dec. 31, 2017 | As at Dec. 31, 2016 | As at Dec. 31, 2017 | As at Dec. 31, 2016 |
| Current assets | $ 488 | $ 833 | $ 464 | $ 673 |
| Non-current assets | 3,489 | 3,703 | 1,333 | 1,725 |
| Total assets | $ 3,977 | $ 4,536 | $ 1,797 | $ 2,398 |
| Current liabilities | 907 | 1,357 | 212 | 71 |
| Non-current liabilities | 248 | 603 | 280 | 381 |
| Total liabilities | $ 1,155 | $ 1,960 | $ 492 | $ 452 |

### Summarized Statements of Income

| | Pueblo Viejo | | Acacia | |
|---|---|---|---|---|
| For the years ended December 31 | 2017 | 2016 | 2017 | 2016 |
| Revenue | $ 1,417 | $ 1,548 | $ 751 | $ 1,045 |
| Income (loss) from continuing operations after tax | 293 | 810 | (630) | 81 |
| Other comprehensive income (loss) | – | – | – | – |
| Total comprehensive income (loss) | $ 293 | $ 810 | $ (630) | $ 81 |
| Dividends paid to NCI | $ – | $ – | $ 13 | $ 7 |

### Summarized Statements of Cash Flows

| | Pueblo Viejo | | Acacia | |
|---|---|---|---|---|
| For the years ended December 31 | 2017 | 2016 | 2017 | 2016 |
| Net cash provided by (used in) operating activities | $ 283 | $ 602 | $ (15) | $ 324 |
| Net cash used in investing activities | (112) | (54) | (160) | (190) |
| Net cash provided by (used in) financing activities | (539) | (350) | (62) | (49) |
| Net increase (decrease) in cash and cash equivalents | $ (368) | $ 198 | $ (237) | $ 85 |

160 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 33 ▪ Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Salaries and short-term employee benefits[1] | $ 20 | $ 19 |
| Post-employment benefits[2] | 3 | 2 |
| Share-based payments and other[3] | 12 | 17 |
| | $ 35 | $ 38 |

1. Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2. Represents Company contributions to retirement savings plans.
3. Relates to stock option, RSU, PGSU and PRSU grants and other compensation.

## 34 ▪ Stock-Based Compensation

### a) Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2017, Barrick contributed and expensed $9 million to this plan.

### b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2017, the weighted average remaining contractual life of RSUs was 1.19 years (2016: 1.09).

Compensation expense for RSUs was a $42 million charge to earnings in 2017 (2016: $60 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

**DSU and RSU Activity**

| | DSUs | Fair value | RSUs | Fair value |
|---|---|---|---|---|
| At January 1, 2016 | 465 | $ 3.5 | 6,627 | $ 24.6 |
| Settled for cash | (26) | (0.4) | (1,102) | (22.7) |
| Forfeited | – | – | (2,952) | (46.3) |
| Granted | 134 | 2.2 | 3,836 | 55.0 |
| Credits for dividends | – | – | 43 | 0.7 |
| Change in value | – | 3.8 | – | 47.3 |
| At December 31, 2016 | 573 | $ 9.2 | 6,452 | $ 58.6 |
| Settled for cash | – | – | (3,610) | (62.5) |
| Forfeited | – | – | (121) | (2.3) |
| Granted | 152 | 2.5 | 1,760 | 32.7 |
| Credits for dividends | – | – | 56 | 0.9 |
| Change in value | – | (0.1) | – | 10.3 |
| At December 31, 2017 | 725 | $ 11.6 | 4,537 | $ 37.7 |

At December 31, 2017, Acacia Mining plc had $nil of DSUs outstanding (2016: $1 million) and $2 million of RSUs outstanding (2016: $3 million).

Barrick Gold Corporation | Financial Report 2017 161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**c) Performance Restricted Share Units (PRSUs)**
In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2017, no units were outstanding (2016: 489 thousand units, fair value $6 million).

At December 31, 2017, Acacia Mining plc had $nil of PRSUs outstanding (2016: $8 million).

**d) Performance Granted Share Units (PGSUs)**
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2017, 2,174 thousand units had been granted at a fair value of $14 million (2016: 1,536 thousand units at a value of $11 million).

**e) Employee Share Purchase Plan (ESPP)**
In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2017, Barrick contributed and expensed $0.4 million to this plan (2016: $0.3 million).

**f) Stock Options**
Under Barrick's stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2017, 1.0 million (2016: 2.1 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2017 (2016: $nil ), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2017 and 2016.

Total intrinsic value relating to options exercised in 2017 was $nil (2016: $nil).

**Employee Stock Option Activity (Number of Shares in Millions)**

| | 2017 | | 2016 | |
|---|---|---|---|---|
| | Shares | Average price | Shares | Average price |
| C$ options | | | | |
| At January 1 | 0.3 | $ 13 | 0.3 | $ 13 |
| Granted | – | – | – | – |
| Cancelled/expired | – | – | – | – |
| At December 31 | 0.3 | $ 13 | 0.3 | $ 13 |
| US$ options | | | | |
| At January 1 | 1.8 | $ 42 | 2.6 | $ 42 |
| Forfeited | (0.7) | 40 | (0.4) | 45 |
| Cancelled/expired | (0.4) | 45 | (0.4) | 39 |
| At December 31 | 0.7 | $ 40 | 1.8 | $ 42 |

162 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Stock Options Outstanding (Number of Shares in Millions)**

| | Outstanding | | | | Exercisable | | |
|---|---|---|---|---|---|---|---|
| Range of exercise prices | Shares | Average price | Average life (years) | Intrinsic value[1] ($ millions) | Shares | Average price | Intrinsic value[1] ($ millions) |
| C$ options | | | | | | | |
| $ 9 – $ 17 | 0.2 | $ 10 | 4.6 | $ 2 | 0.1 | $ 10 | $ 1 |
| $ 18 – $ 21 | 0.1 | 18 | 2.6 | – | 0.1 | 18 | – |
| | 0.3 | $ 13 | 3.9 | $ 2 | 0.2 | $ 14 | $ 1 |
| US$ options | | | | | | | |
| $ 32 – $ 41 | 0.4 | $ 32 | 2.0 | $ – | 0.4 | $ 33 | $ – |
| $ 42 – $ 55 | 0.3 | 49 | 1.0 | – | 0.3 | 49 | – |
| | 0.7 | $ 40 | 1.5 | $ – | 0.7 | $ 40 | $ – |

1. Based on the closing market share price on December 31, 2017 of C $18.18 and US $14.47.

As at December 31, 2017, there was $nil (2016: $0.1 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2016: 1 year).

## 35 ▪ Post-Retirement Benefits

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company's post-employment amounts and activity are included in the financial statements:

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| **Balance sheet obligations for:** | | |
| Defined pension benefits | $ 42 | $ 66 |
| Other post-retirement benefits | 6 | 6 |
| **Liability in the balance sheet** | $ 48 | $ 72 |
| **Income statement charge included income statement for:** | | |
| Defined pension benefits | $ 1 | $ 4 |
| Other post-retirement benefits | – | – |
| | $ 1 | $ 4 |
| **Measurements for:** | | |
| Defined pension benefits | $ 23 | $ 11 |
| Other post-retirement benefits | – | – |
| | $ 23 | $ 11 |

The amounts recognized in the balance sheet are determined as follows:

| For the years ended December 31 | 2017 | 2016 |
|---|---|---|
| Present value of funded obligations | $ 122 | $ 198 |
| Fair value of plan assets | (134) | (191) |
| (Surplus) deficit of funded plans | $ (12) | $ 7 |
| Present value of unfunded obligations | 54 | 59 |
| Total deficit of defined benefit pension plans | $ 42 | $ 66 |
| Impact of minimum funding requirement/ asset ceiling | – | – |
| Liability in the balance sheet | $ 42 | $ 66 |

### a) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee's years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

Barrick Gold Corporation | Financial Report 2017 163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

| As at December 31 | Pension Plans 2017 | Other Post-Retirement Benefits 2017 | Pension Plans 2016 | Other Post-Retirement Benefits 2016 |
|---|---|---|---|---|
| Discount rate | 2.90–3.95% | 3.75% | 2.10–3.90% | 3.70% |

**b) Other Post-Retirement Benefits**
We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded.

The weighted average duration of the defined benefit obligation is 10 years (2016: 10 years).

| | Less than a year | Between 1–2 years | Between 2–5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Pension benefits | $ 18 | $ 19 | $ 54 | $ 313 | $ 404 |
| Other post-retirement benefits | 1 | 1 | 2 | 6 | 10 |
| At December 31, 2016 | $ 19 | $ 20 | $ 56 | $ 319 | $ 414 |
| Pension benefits | 14 | 14 | 39 | 200 | 267 |
| Other post-retirement benefits | 1 | 1 | 2 | 5 | 9 |
| At December 31, 2017 | $ 15 | $ 15 | $ 41 | $ 205 | $ 276 |

**c) Defined Contribution Pension Plans**
Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $33 million in 2017 (2016: $32 million).

## 36 ▪ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

**Litigation and Claims**
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

### U.S. Shareholder Class Action
On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York ("SDNY") against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. A briefing schedule has been set by the Court, and the plaintiffs' amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018. The Company believes that the claims are without merit and intends to defend them vigorously. No amounts have been accrued for any potential losses under this matter, as the Company cannot reasonably predict any potential losses.

### Proposed Canadian Securities Class Actions
Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced

164 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS in Saskatchewan, and one was commenced in Quebec. The Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015. The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action has now been stayed. The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purported to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure. The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017. The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016. The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated statement of claim in this action. In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which have been consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions. Barrick Gold Corporation | Financial Report 2017 165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. It is expected that the Quebec motions will be heard in late February 2019, while the motion for leave to proceed in the Ontario action will be heard in early April 2019 (with the certification motion to be heard concurrently or shortly thereafter). The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision. On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision. On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition Pascua-Lama – SMA Regulatory Sanctions In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013. In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project (for more information about this plan, see “Pascua-Lama – Constitutional Protection Action” below). The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities. In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. 166 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018. In light of the SMA’s decision, the Company has reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company has reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million. See note 21 of these Financial Statements for information related to impairment losses arising from this matter. Pascua-Lama – Water Quality Review CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses. Pascua-Lama – Constitutional Protection Action CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations. On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs asserted that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. On August 12, 2016, the court ruled in favor of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary Closure Plan for the Pascua-Lama project. The plaintiffs appealed the court’s decision to the Chilean Supreme Court and on March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019. Veladero – September 2015 Release of Cyanide-Bearing Process Solution San Juan Provincial Regulatory Sanction Proceeding On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. Barrick Gold Corporation | Financial Report 2017 167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAG to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016. On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope. On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAG submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAG also requested to be admitted as a party to the proceeding in order to present evidence in support of the MAG. On September 14, 2017, the Court of Appeals consolidated the two investigations before the federal judge and allowed MAG to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAG is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAG’s right to continue to participate in the case without clarifying the scope of those rights. On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier Criminal Matters On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. The individual defendants filed a special appeal, called a “cassation” appeal, of the indictments with the San Juan Supreme Court, which was rejected on August 31, 2017. The San Juan Provincial court rejected the defendants’ motion to dismiss on November 30, 2017, and the defendants appealed this decision on December 4, 2017. A trial date has not yet been set. MAG is not a party to the Provincial Action. 168 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses. Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above. On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero – Release of Gold-bearing Process Solution”). On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending. Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution Temporary Suspension of Operations and Regulatory Infringement Proceeding On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed. On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Veladero Cyanide Leaching Process – Civil Action On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the valley leach facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero – Release of Gold-bearing Process Solution”). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. Barrick Gold Corporation | Financial Report 2017 169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Veladero – March 2017 Release of Gold-bearing Process Solution Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions. On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident. On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending. Provincial Amparo Action On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident. The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy (see “Veladero – Release of Gold-bearing Process Solution – Federal Amparo Action” below). No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. Federal Amparo Action On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of 170 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted, then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers. Pueblo Viejo – Amparo Action In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses. Argentine Glacier Legislation and Constitutional Litigation On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its Barrick Gold Corporation | Financial Report 2017 171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Perilla Complaint In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011 the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome. Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Writ of Kalikasan In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the 172 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. To date, the Petitioners have still not advised the Court whether they intend to pursue the action. The Company is awaiting receipt of the Petitioners’ notification of their intentions. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. On June 12, 2017, the Environmental Court ordered the Chilean Committee of Ministers for the Environment to review its January 9, 2015 decision to impose new limitations on the volume of groundwater that the Cerro Casale project may extract for mining operations. The Company and the Chilean environmental authority appealed this decision to the Chilean Supreme Court. While this appeal was pending, the Chilean Committee of Ministers for the Environment issued a new decision on November 23, 2017 in which it modified the limitations on groundwater extraction imposed in its original ruling. The decision may provide additional water resources for the project and therefore the Company and the Chilean environmental authority agreed to withdraw the appeal to the Supreme Court. The matter is now closed. Cerro Casale One of the environmental permits related to the open pit and water management system at the Company’s 50 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that was subject to a January 2018 construction commencement deadline. The Company requested relief using the same procedure described above, and the environmental authority confirmed that the initial project activities were timely commenced. The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean Committee of Ministers for the Environment, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the Committee of Ministers for the Environment rejected the majority of claims made against the Cerro Casale environmental permit while also Acacia Mining plc – Tanzanian Revenue Authority Assessments The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to the Acacia Mining plc group (“Acacia”) related to past taxation years from 2002–onwards. Acacia believes that the majority of these assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit. The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders in 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Accordingly, no amounts have been recorded for any potential liability and Acacia intends to continue to defend this action vigorously. Barrick Gold Corporation | Financial Report 2017 173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company. In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc – Concentrate Export Ban and Related Disputes” below. See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters. On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing. In July 2017, Acacia received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration. In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, Acacia Mining plc – Concentrate Export Ban and Related Disputes On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed a general ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban. During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests. 174 Barrick Gold Corporation | Financial Report 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs. Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia. See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters. Barrick Gold Corporation | Financial Report 2017 175

SHAREHOLDER INFORMATION

# Shareholder Information

Shares are traded on two stock exchanges

New York
Toronto

### Ticker Symbol
ABX

### Number of Registered Shareholders at December 31, 2017
16,125

### Index Listings
S&P/TSX Composite Index
S&P/TSX 60 Index
S&P Global 1200 Index
Philadelphia Gold/Silver Index
NYSE Arca Gold Miners Index
Dow Jones Sustainability Index (DJSI) – North America
Dow Jones Sustainability Index (DJSI) – World

### 2017 Dividend per Share
US$0.12

### Common Shares
(millions)

| | |
|---|---|
| Outstanding at December 31, 2017 | 1,167 |
| Weighted average 2017 | |
| Basic | 1,166 |
| Fully diluted | 1,166 |

The Company's shares were split on a two-for-one basis in 1987, 1989 and 1993.

### Volume of Shares Traded

| (millions) | 2017 | 2016 |
|---|---|---|
| NYSE | 3,027 | 4,980 |
| TSX | 751 | 1,218 |

### Closing Price of Shares
December 31, 2017

| | |
|---|---|
| NYSE | US$14.47 |
| TSX | C$18.18 |

## Share Trading Information

### New York Stock Exchange

| | Share Volume (millions) | | High | | Low | |
|---|---|---|---|---|---|---|
| Quarter | 2017 | 2016 | 2017 | 2016 | 2017 | 2016 |
| First | 993 | 1,491 | US$20.78 | US$15.52 | US$15.87 | US$7.39 |
| Second | 800 | 1,246 | 20.36 | 21.43 | 15.51 | 13.04 |
| Third | 636 | 1,082 | 18.35 | 23.47 | 15.26 | 16.75 |
| Fourth | 598 | 1,161 | 16.83 | 18.95 | 13.28 | 13.81 |
| | 3,027 | 4,980 | | | | |

### Toronto Stock Exchange

| | Share Volume (millions) | | High | | Low | |
|---|---|---|---|---|---|---|
| Quarter | 2017 | 2016 | 2017 | 2016 | 2017 | 2016 |
| First | 244 | 389 | C$27.19 | C$20.17 | C$21.31 | C$10.62 |
| Second | 217 | 321 | 27.03 | 27.86 | 20.43 | 17.09 |
| Third | 147 | 246 | 22.70 | 30.44 | 19.25 | 22.02 |
| Fourth | 143 | 262 | 21.03 | 25.36 | 17.07 | 18.52 |
| | 751 | 1,218 | | | | |

176 Barrick Gold Corporation | Financial Report 2017

SHAREHOLDER INFORMATION Dividend Policy The Board of Directors reviews the dividend policy quarterly based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company. For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Company’s Transfer Agents. Transfer Agents and Registrars AST Trust Company (Canada) P.O. Box 700, Postal Station B Montreal, Quebec, Canada H3B 3K3 or American Stock Transfer & Trust Company, LLC 6201 – 15th Avenue Brooklyn, NY 11219, USA Tel: 1-800-387-0825 Toll-free throughout North America Fax: 1-888-249-6189 Email: inquiries@astfinancial.com Website: www.astfinancial.com/ca-en Dividend Payments In 2016, the Company paid a cash dividend of $0.08 per share – $0.02 on March 15, $0.02 on June 15, $0.02 on September 15, and $0.02 on December 15. In 2017, the Company paid a cash dividend of $0.12 per share – $0.03 on March 15, $0.03 on June 15, $0.03 on September 15, and $0.03 on December 15. Form 40-F The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Head Office at corporatesecretary@barrick.com or at 416-861-9911. Auditors PricewaterhouseCoopers LLP Toronto, Canada Annual Meeting The Annual Meeting of Shareholders will be held on Tuesday, April 24, 2018 at 10:00 a.m. (Toronto time) in the Cisco Toronto Innovation Centre, 88 Queens Quay West, 29th Floor, Toronto, Ontario. Shareholder Contacts Shareholders are welcome to contact the Investor Relations Department for general information on the Company at investor@barrick.com or at 416-861-9911. Barrick Gold Corporation | Financial Report 2017 177

Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this Annual Report 2017, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “aspire”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce, and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating, and exploration expenditures; (v) Barrick’s expectations regarding the potential benefits resulting from a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) targeted debt and cost reductions; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) savings from our improved capital management program; (x) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xi) the timing and results of the prefeasibility study at Pascua-Lama; (xii) the potential to identify new reserves and resources; (xiii) our pipeline of high confidence projects at or near existing operations; (xiv) the extension of mine life at Lagunas Norte; (xv) the benefits of unifying the Cortez and Goldstrike operations; (xvi) the potential impact and benefits of removing current constraints on processing at Turquoise Ridge; (xvii) the potential impact and benefits of Barrick’s ongoing digital transformation; (xviii) our ability to convert resources into reserves; (xix) asset sales, joint ventures, and partnerships; and (xx) expectations regarding future price assumptions, financial performance, and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; risks associated with the ongoing implementation of Barrick’s digital transformation initiative, and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 and the new Mining Regulations announced by the Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; the outcome of the appeal of the decision of Chile’s Superintendencia del Medio Ambiente; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this Annual Report 2017 are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2017 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Report 2017. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. 178 Barrick Gold Corporation | Financial Report 2017

www.barrick.com Barrick Gold Corporation Head Office: Brookfield Place TD Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Canada M5J 2S1 Tel: 416 861-9911 Toll-free throughout North America: 1 800 720-7415 Fax: 416 861-2492 Email: investor@barrick.com Connect with us